Exhibit 99.1

Itaú Unibanco Holding S.A.

2Q16

Management Discussion & Analysis and Complete Financial Statements

CONTENTS

Management Discussion & Analysis	03

Executive Summary	06

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Credit Portfolio	18

Result from Loan Losses	22

Commissions and Fees & Result from Insurance, Pension Plan and Premium Bonds	27

Insurance, Pension Plan and Premium Bonds Operations	30

Non-interest Expenses	35

Tax Expenses for ISS, PIS, Cofins and Others	37

Income Tax and Social Contribution on Net Income	37

Other Balance Sheet Information	38

Balance Sheet by Currency	41

Capital Ratios	42

Risk Management	44

Business Analysis	45

Segment Analysis	47

Activities Abroad	52

Additional Information	57

Report of Independent Auditors	63

Complete Financial Statements	65

It should be noted that the managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Itaú

2nd quarter of 2016

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder, with a 33.58% ownership of the new bank’s total capital. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

Itaú Unibanco Pro forma Highlights

In R$ millions (except where indicated), end of period	2Q16	1Q16	2Q15	1H16	1H15
Results
Recurring Net Income	5,575	5,162	6,134	10,737	11,958
Operating Revenues (1)	26,478	26,884	26,532	53,362	52,491
Managerial Financial Margin (2)	16,588	17,412	17,229	34,000	34,037
Performance
Recurring Return on Average Equity – Annualized (3)	20.6%	19.6%	24.8%	20.1%	24.7%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.4%	1.8%	1.5%	1.8%
Nonperforming Loans Ratio (90 days overdue) – Total	3.6%	3.5%	3.0%	3.6%	3.0%
Nonperforming Loans Ratio (90 days overdue) – Brazil	4.5%	4.4%	3.6%	4.5%	3.6%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.1%	1.1%	1.1%	1.1%	1.1%
Coverage Ratio (Provision for Loan Losses/NPL 90 days overdue)	215%	210%	187%	215%	187%
Efficiency Ratio (ER) (5)	46.7%	44.0%	43.2%	45.3%	43.5%
Risk-Adjusted Efficiency Ratio (RAER) (5)	68.6%	72.2%	62.1%	70.4%	62.6%
Balance Sheet
Total Assets	1,395,856	1,397,631	1,332,655
Total Credit Portfolio, including Sureties and Endorsements	573,003	600,705	608,285
Deposits + Debentures + Securities + Borrowings and Onlending (6)	653,528	703,052	645,390
Loan Portfolio/Funding (6)	76.2%	74.4%	82.0%
Stockholders’ Equity	110,587	106,647	100,711
Other
Assets Under Administration	835,194	807,267	709,111
Total Number of Employees	96,460	97,043	99,501
Brazil	82,213	82,871	85,028
Abroad	14,247	14,172	14,473
Branches and CSBs – Client Service Branches	5,154	5,215	5,298
ATM – Automated Teller Machines (7)	26,588	26,751	27,303

Itaú Unibanco Holding S.A. Highlights - As disclosed (Does not consider historical CorpBanca’s information)

In R$ millions (except where indicated), end of period	2Q16	1Q16	2Q15	1H16	1H15
Highlights
Recurring Net Income per Share (R$) (8)	0.94	0.88	1.02	1.82	1.99
Net Income per Share (R$) (8)	0.93	0.88	1.00	1.81	1.95
Number of Outstanding Shares at the end of period – in thousands (9)	5,929,726	5,928,684	5,994,053	5,929,726	5,994,053
Book Value per Share (R$)	18.65	17.99	16.80	18.65	16.80
Dividends and Interest Owns Capital net of Taxes (10)	1,532	1,012	1,205	2,544	2,525
Dividends and Interest Owns Capital net of Taxes (10) per Share (R$) (*)	0.26	0.17	0.20	0.43	0.42
Market Capitalization (11)	179,256	185,390	186,742	179,256	186,742
Market Capitalization (11) (US$ million)	55,846	52,092	60,181	55,846	60,181
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.1%	17.7%	17.2%	18.1%	17.2%
Common Equity Tier I	14.8%	14.3%	13.2%	14.8%	13.2%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (12)	14.1%	12.6%	12.7%	14.1%	12.7%
Indicators
EMBI Brazil Risk	350	409	302	350	302
CDI rate – In the Period (%)	3.4%	3.2%	3.1%	6.7%	6.0%
Dollar Exchange Rate – Quotation in R$	3.2098	3.5589	3.1026	3.2098	3.1026
Dollar Exchange Rate – Change in the Period (%)	-9.8%	-8.9%	-3.3%	-17.8%	16.8%
EuroExchange Rate – Quotation in R$	3.5414	4.0539	3.4603	3.5414	3.4603
Euro Exchange Rate – Change in the Period (%)	-12.6%	-4.6%	0.4%	-16.7%	7.2%
IGP-M – In the Period (%)	2.9%	3.0%	2.3%	5.9%	4.3%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (6) As detailed on Other Balance Sheet Information section; (7) Includes ESBs (electronic service branches) and service points at third parties’ locations; (8) Calculated based on the weighted average number of outstanding shares for the period; (9) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on July 17, 2015; (10) IOC – Interest on capital. Declared amounts paid/accrued; (11) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (12) Takes into consideration the use of tax credit.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,575 million in the second quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,518 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q16	1Q16	2Q15	1H16	1H15
Recurring Net Income	5,575	5,162	6,134	10,737	11,958
Non-Recurring Events	(57)	(51)	(150)	(108)	(225)
Contingencies Provision (a)	(31)	(25)	(86)	(56)	(128)
Goodwill Amortization (b)	(156)	(32)	(35)	(188)	(96)
Program for Settlement or Installment Payment of Taxes (c)	-	12	14	12	42
Impairment (d)	(9)	-	(43)	(9)	(43)
Liability Adequacy Test (e)	140	-	-	140	-
Other	-	(6)	-	(6)	-
Net Income	5,518	5,111	5,983	10,630	11,732
CorpBanca's Pro Forma Consolidation Effects	-	(72)	(1)	(72)	15
Net Income as Reported	5,518	5,184	5,984	10,702	11,717

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Contingencies Provision: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's.

(b) Goodwill Amortization: Effect of the goodwill amortization generated by acquisitions made by the Conglomerate.

(c) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(d) Impairment: Adjustment in the carrying amount of assets in order to reflect its fair value.

(e) Liability Adequacy Test: Technical provisions adjustment resulting from the liability adequacy test.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the second quarter of 2016, the Brazilian real appreciated 9.8% against the U.S. dollar and 12.6% against the Euro, compared with appreciations of 8.9% and 4.6%, respectively, in the previous quarter.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2016

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	31,206	(230)	(4,457)	(41)	26,478
Managerial Financial Margin	20,774	24	(4,457)	247	16,588
Financial Margin with Clients	14,797	24	-	247	15,068
Financial Margin with the Market	5,977	-	(4,457)	-	1,520
Commissions and Fees	8,397	-	-	(581)	7,816
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,718	(254)	-	610	2,074
Other Operating Income	183	-	-	(183)	-
Equity in Earnings of Affiliates and Other Investments	138	-	-	(138)	-
Non-operating Income	(5)		-	5	-
Result from Loan Losses	(5,151)	-	-	(214)	(5,365)
Provision for Loan Losses	(6,123)	-	-	(214)	(6,337)
Recovery of Loans Written Off as Losses	972	-	-	0	972
Retained Claims	(352)	-	-	-	(352)
Other Operating Income/(Expenses)	(14,159)	332	549	186	(13,093)
Non-interest Expenses	(11,989)	332	-	243	(11,415)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,008)	-	549	(57)	(1,516)
Insurance Selling Expenses	(162)	-	-	-	(162)
Income before Tax and Profit Sharing	11,544	102	(3,908)	(69)	7,669
Income Tax and Social Contribution	(5,871)	55	3,908	10	(1,899)
Profit Sharing	(60)	-	-	60	-
Minority Interests	(94)	(101)	-	-	(195)
Net Income	5,518	57	-	-	5,575

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2016

In R$ millions	Accounting	Non- recurring Events	Tax Effect of Hedge	Managerial Reclassifications	CorpBanca's Consolidation Effects	Managerial
Operating Revenues	29,234	53	(3,093)	(326)	1,016	26,884
Managerial Financial Margin	19,573	64	(3,093)	14	855	17,412
Financial Margin with Clients	14,743	64	-	14	855	15,675
Financial Margin with the Market	4,830	-	(3,093)	-	-	1,737
Commissions and Fees	7,729	-	-	(560)	161	7,331
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,584	-	-	557	-	2,141
Other Operating Income	200	(11)	-	(189)	-	-
Equity in Earnings of Affiliates and Other Investments	132	-	-	(132)	-	-
Non-operating Income	16		-	(16)	-	-
Result from Loan Losses	(6,364)	-	-	(38)	(571)	(6,973)
Provision for Loan Losses	(7,193)	-	-	(38)	(593)	(7,824)
Recovery of Loans Written Off as Losses	829	-	-	0	21	851
Retained Claims	(394)	-	-	-	-	(394)
Other Operating Income/(Expenses)	(12,660)	52	370	312	(694)	(12,620)
Non-interest Expenses	(10,607)	52	-	340	(694)	(10,909)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,857)	-	370	(28)	-	(1,515)
Insurance Selling Expenses	(196)	-	-	-	-	(196)
Income before Tax and Profit Sharing	9,816	105	(2,722)	(53)	(249)	6,896
Income Tax and Social Contribution	(4,529)	(53)	2,722	14	107	(1,739)
Profit Sharing	(39)	-	-	39		-
Minority Interests	(64)	-	-	-	70	6
Net Income	5,184	51	-	-	(72)	5,162

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Operating Revenues	26,478	26,884	(405)	-1.5%	26,532	(53)	-0.2%	53,362	52,491	871	1.7%
Managerial Financial Margin	16,588	17,412	(824)	-4.7%	17,229	(641)	-3.7%	34,000	34,037	(36)	-0.1%
Financial Margin with Clients	15,068	15,675	(607)	-3.9%	15,668	(600)	-3.8%	30,743	30,604	138	0.5%
Financial Margin with the Market	1,520	1,737	(217)	-12.5%	1,561	(41)	-2.6%	3,258	3,432	(175)	-5.1%
Commissions and Fees	7,816	7,331	486	6.6%	7,105	711	10.0%	15,147	14,141	1,006	7.1%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,074	2,141	(67)	-3.1%	2,198	(123)	-5.6%	4,215	4,314	(99)	-2.3%
Result from Loan Losses	(5,365)	(6,973)	1,608	-23.1%	(4,605)	(760)	16.5%	(12,338)	(9,238)	(3,101)	33.6%
Provision for Loan Losses	(6,337)	(7,824)	1,487	-19.0%	(5,768)	(569)	9.9%	(14,161)	(11,482)	(2,679)	23.3%
Recovery of Loans Written Off as Losses	972	851	121	14.3%	1,163	(191)	-16.4%	1,823	2,244	(422)	-18.8%
Retained Claims	(352)	(394)	42	-10.7%	(385)	33	-8.5%	(746)	(753)	7	-0.9%
Operating Margin	20,761	19,516	1,245	6.4%	21,541	(780)	-3.6%	40,277	42,500	(2,223)	-5.2%
Other Operating Income/(Expenses)	(13,093)	(12,620)	(472)	3.7%	(12,279)	(813)	6.6%	(25,713)	(24,431)	(1,282)	5.2%
Non-interest Expenses	(11,415)	(10,909)	(505)	4.6%	(10,566)	(848)	8.0%	(22,324)	(20,997)	(1,327)	6.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,516)	(1,515)	(1)	0.0%	(1,445)	(71)	4.9%	(3,031)	(2,900)	(131)	4.5%
Insurance Selling Expenses	(162)	(196)	34	-17.3%	(268)	106	-39.6%	(358)	(534)	177	-33.1%
Income before Tax and Minority Interests	7,669	6,896	773	11.2%	9,262	(1,594)	-17.2%	14,564	18,069	(3,505)	-19.4%
Income Tax and Social Contribution	(1,899)	(1,739)	(159)	9.2%	(2,733)	834	-30.5%	(3,638)	(5,408)	1,770	-32.7%
Minority Interests in Subsidiaries	(195)	6	(201)	-	(396)	201	-50.7%	(189)	(703)	514	-73.1%
Recurring Net Income	5,575	5,162	413	8.0%	6,134	(559)	-9.1%	10,737	11,958	(1,220)	-10.2%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Managerial Financial Margin	16,588	17,412	(824)	-4.7%	17,229	(641)	-3.7%	34,000	34,037	(36)	-0.1%
Financial Margin with Clients	15,068	15,675	(607)	-3.9%	15,668	(600)	-3.8%	30,743	30,604	138	0.5%
Financial Margin with the Market	1,520	1,737	(217)	-12.5%	1,561	(41)	-2.6%	3,258	3,432	(175)	-5.1%
Result from Loan Losses	(5,365)	(6,973)	1,608	-23.1%	(4,605)	(760)	16.5%	(12,338)	(9,238)	(3,101)	33.6%
Provision for Loan Losses	(6,337)	(7,824)	1,487	-19.0%	(5,768)	(569)	9.9%	(14,161)	(11,482)	(2,679)	23.3%
Recovery of Loans Written Off as Losses	972	851	121	14.3%	1,163	(191)	-16.4%	1,823	2,244	(422)	-18.8%
Net Result from Financial Operations	11,223	10,439	784	7.5%	12,624	(1,401)	-11.1%	21,662	24,799	(3,137)	-12.7%
Other Operating Income/(Expenses)	(3,554)	(3,543)	(11)	0.3%	(3,362)	(193)	5.7%	(7,097)	(6,730)	(368)	5.5%
Commissions and Fees	7,816	7,331	486	6.6%	7,105	711	10.0%	15,147	14,141	1,006	7.1%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,560	1,551	9	0.6%	1,544	16	1.0%	3,111	3,026	85	2.8%
Non-interest Expenses	(11,415)	(10,909)	(505)	4.6%	(10,566)	(848)	8.0%	(22,324)	(20,997)	(1,327)	6.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,516)	(1,515)	(1)	0.0%	(1,445)	(71)	4.9%	(3,031)	(2,900)	(131)	4.5%
Income before Tax and Minority Interests	7,669	6,896	773	11.2%	9,262	(1,594)	-17.2%	14,564	18,069	(3,505)	-19.4%
Income Tax and Social Contribution	(1,899)	(1,739)	(159)	9.2%	(2,733)	834	-30.5%	(3,638)	(5,408)	1,770	-32.7%
Minority Interests in Subsidiaries	(195)	6	(201)	-	(396)	201	-50.7%	(189)	(703)	514	-73.1%
Recurring Net Income	5,575	5,162	413	8.0%	6,134	(559)	-9.1%	10,737	11,958	(1,220)	-10.2%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the second quarter of 2016 amounted to R$5,575 million, representing an increase of 8.0% from the previous quarter and a 9.1% decrease from the same period of the previous year.

The main positive highlights in the quarter compared to the previous quarter were the 6.6% increase in our commissions and fees, the 19.0% decrease in the provision for loan losses and the 14.3% increase in recovery of loans written off as losses.

The positive highlights were partially offset by the 4.7% decrease in the managerial financial margin and the 4.6% increase in non-interest expenses.

In the first half of 2016, recurring net income was R$10,737 million, down 10.2% from the same period of the previous year, mainly driven by the increase of 23.3% in provision for loan losses.

Return on Average Equity

The annualized recurring return on average equity reached 20.6% in the second quarter of 2016. Stockholders’ equity totaled R$110.6 billion.

Annualized recurring return on average assets reached 1.6% in the second quarter of 2016, up 20 basis points from the previous quarter.

Operating Revenues

In the second quarter of 2016, operating revenues, representing revenues from banking, insurance, pension plan and premium bonds operations, totaled R$26,478 million, with decreases of 1.5% and 0.2% compared to the previous quarter and to the same period of the previous year, respectively. The main components of operating revenues and other items of the income statement are presented ahead.

Managerial Financial Margin

The managerial financial margin for the second quarter of 2016 totaled R$16,588 million, a decrease of R$824 million when compared to the previous quarter, mainly due to the decrease of R$607 million in our financial margin with clients. This margin was impacted by securities’ impairment in the amount of R$539 million. Our financial margin with the market decreased R$217 million in the quarter.

The managerial financial margin remained relatively stable when compared to the first half of 2015, with a decrease of R$36 million. This decrease was due to the R$175 million reduction in the financial margin with the market, which was partially offset by the R$138 million increase in the financial margin with clients.

Result from Loan Losses

The result from loan losses, net of recovery of credits, decreased 23.1% from the previous quarter, totaling R$5,365 million in the quarter. This decrease was mainly due to a 19.0% (R$1,487 million) reduction in our provision for loan losses. In the second quarter of 2016, there was a R$762 million reduction in the complementary allowance for loan losses. Additionally, the recovery of loans written off as losses increased 14.3% (R$121 million).

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

NPL Creation

1 Includes Latin America

In the second quarter of 2016, the NPL Creation, which is the balance of loans that became over 90 days overdue in the quarter, reached R$5,329 million, down 11.4% compared to the previous period, mainly driven by the 27.9% reduction of the Wholesale segment NPL Creation, which totaled R$1,059 million in this quarter. There were also reductions in the Retail and Latin America segments.

Commissions and Fees

In the second quarter of 2016, commissions and fees increased 6.6% when compared to the previous period, mainly driven by higher revenues from credit card and current account services. Compared to the same period of the previous year, these commissions and fees recorded a 10.0% increase.

When compared to the first half of 2015, these revenues increased R$1,006 million (7.1%).

Result from Insurance, Pension Plan and Premium Bonds

In the second quarter of 2016, the result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds reached R$1,467 million, an increase of 1.4% from previous quarter and the same 1.4% from the second quarter of 2015. The loss ratio from core activities reached 26.6% this quarter.

Non-Interest Expenses

In the second quarter of 2016, non-interest expenses increased 4.6% from the first quarter of 2016. Personnel expenses were R$250 million higher, mainly driven by the lower number of employees on vacation in the second quarter of 2016, and administrative expenses were R$299 million higher when compared to the previous quarter.

Compared to the first half of 2015, non-interest expenses increased 6.3%. Excluding operations abroad, this increase would have been 4.6% in the period.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

(*) Calculation criteria are detailed on Non-Interest Expenses section.

In the 12-month period, the efficiency ratio, according to the criteria that include all expenses except for the result from loan losses, reached 45.3%, an increase of 30 basis points from the same period of the previous year. In this period, our expenses grew 9.0%, in line with the accumulated inflation (8.8% - IPCA). On the other hand, our revenues increased 8.2%, mainly as a result of the challenging economic scenario.

In the second quarter of 2016, the efficiency ratio reached 46.7%, a 270 basis point increase from the previous quarter, mainly due to increases in non-interest expenses (4.6%).

In the 12-month period, the risk-adjusted efficiency ratio, which also considers the result from loan losses, reached 67.2%, an increase of 490 basis points compared to the previous year. In the second quarter of 2016, the risk-adjusted efficiency ratio reached 68.6%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	2Q16	1Q16	change	2Q15	change
Current and Long-term Assets	1,368,692	1,371,979	-0.2%	1,308,320	4.6%
Cash and Cash Equivalents	21,852	26,910	-18.8%	23,908	-8.6%
Short-term Interbank Investments	270,899	237,828	13.9%	192,785	40.5%
Securities and Derivative Financial Instruments	358,267	357,230	0.3%	349,670	2.5%
Interbank and Interbranch Accounts	73,626	72,222	1.9%	66,982	9.9%
Loan, Lease and Other Loan Operations	497,959	523,226	-4.8%	529,103	-5.9%
(Allowance for Loan Losses)	(38,470)	(38,241)	0.6%	(29,796)	29.1%
Other Assets	184,560	192,805	-4.3%	175,667	5.1%
Permanent Assets	27,165	25,652	5.9%	24,335	11.6%
Total Assets	1,395,856	1,397,631	-0.1%	1,332,655	4.7%

At the end of the second quarter of 2016, our assets totaled R$1.4 trillion, a decrease of 0.1% (R$ 1.8 billion) from the previous quarter. The main changes are presented below:

Compared to the previous year, our assets increased 4.7% (R$63.2 billion):

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	2Q16	1Q16	change	2Q15	change
Current and Long-Term Liabilities	1,270,244	1,277,430	-0.6%	1,220,719	4.1%
Deposits	309,032	333,247	-7.3%	340,554	-9.3%
Deposits Received under Securities Repurchase Agreements	353,662	323,012	9.5%	308,173	14.8%
Fund from Acceptances and Issue of Securities	84,230	86,468	-2.6%	63,014	33.7%
Interbank and Interbranch Accounts	11,067	9,823	12.7%	10,448	5.9%
Borrowings and Onlendings	85,261	104,260	-18.2%	99,371	-14.2%
Derivative Financial Instruments	34,506	33,267	3.7%	26,999	27.8%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	144,057	137,677	4.6%	121,652	18.4%
Other Liabilities	248,429	249,677	-0.5%	250,507	-0.8%
Deferred Income	1,724	1,847	-6.6%	1,499	15.0%
Minority Interest in Subsidiaries	13,301	11,707	13.6%	9,727	36.7%
Stockholders' Equity	110,587	106,647	3.7%	100,711	9.8%
Total Liabilities and Equity	1,395,856	1,397,631	-0.1%	1,332,655	4.7%

The main changes in liabilities at the end of the second quarter of 2016 compared to the previous quarter are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio with Endorsements, Sureties and Private Securities

At the end of the second quarter of 2016, our total credit portfolio, including sureties, endorsements and private securities, reached R$608,606 million, reducing 4.5% from the previous quarter and 5.4% from the same period of the previous year.

Excluding the effect of the foreign exchange variation, our credit portfolio would have decreased 1.6% in the quarter and 5.2% in the 12-month period.

In R$ millions, end of period	2Q16	1Q16	change	2Q15	change
Individuals	182,626	184,226	-0.9%	187,318	-2.5%
Credit Card Loans	54,455	54,867	-0.8%	56,247	-3.2%
Personal Loans	28,703	29,159	-1.6%	30,016	-4.4%
Payroll Loans (1)	46,489	46,742	-0.5%	45,517	2.1%
Vehicle Loans	16,700	18,105	-7.8%	23,786	-29.8%
Mortgage Loans	36,280	35,353	2.6%	31,753	14.3%
Companies	251,136	264,896	-5.2%	285,121	-11.9%
Corporate Loans	188,897	199,273	-5.2%	214,687	-12.0%
Very Small, Small and Middle Market Loans (2)	62,239	65,622	-5.2%	70,434	-11.6%
Latin America (3)	139,241	151,583	-8.1%	135,845	2.5%
Total with Endorsements and Sureties	573,003	600,705	-4.6%	608,285	-5.8%
Corporate - Private Securities (4)	35,603	36,768	-3.2%	34,850	2.2%
Total with Endorsements, Sureties and Private Securities	608,606	637,472	-4.5%	643,134	-5.4%
Total with Endorsements, Sureties and Private Securities (4) (ex-foreign exchange rate variation)	608,606	618,332	-1.6%	642,008	-5.2%
Endorsements and Sureties	75,044	77,479	-3.1%	79,182	-5.2%
Individuals	463	514	-9.9%	465	-0.4%
Corporate	64,127	65,095	-1.5%	67,599	-5.1%
Very Small, Small and Middle Market	2,494	3,210	-22.3%	3,172	-21.4%
Latin America (3)	7,959	8,660	-8.1%	7,946	0.2%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (4) Includes Debentures, CRI and Commercial Papers. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For further details, please refer to page 18.

Credit Portfolio – Currency Breakdown

On June 30, 2016, R$194.9 billion of our total credit assets were denominated in, or indexed to foreign currencies. This portion decreased 9.8% in this quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar and to Latin American countries currencies.

NPL Ratio (90 days overdue)

[1]	Includes units abroad ex-Latin America

At the end of the second quarter of 2016, the NPL ratio for operations overdue 90 days reached 3.6%, an increase of 10 basis points from the previous quarter and of 60 basis points from the same period of 2015. In Brazil, the NPL ratio reached 4.5% in the quarter, a 10 basis point increase from the previous quarter. In Latin America, this ratio remained stable in the quarter and reached 1.1%.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2016 Forecast

We present below our reviewed forecast that considers CorpBanca´s pro forma consolidation effects:

	Consolidated		Brazil [1]
	Previous	Reviewed	Previous	Reviewed

Total Credit Portfolio [2]	From -0.5% to 4.5%	From -10.5% to -5.5%	From -1.0% to 3.0%	From -11.0% to -6.0%

Financial Margin with Clients	From 2.0% to 5.0%	From -2.5% to 0.5%	From 1.0% to 4.0%	From -1.0% to 2.0%

Provision for Loan Losses Net of Recovery of Loans	Between R$22.0 bn and R$25.0 bn	Between R$23.0 bn and R$26.0 bn	Between R$21.0 bn and R$24.0 bn	Between R$21.0 bn and R$24.0 bn

Commissions and Fees and Result from Insurance Operations[3]	From 6.0% to 9.0%	From 4.0% to 7.0%	From 4.5% to 7.5%	From 4.5% to 7.5%

Non-Interest Expenses	From 5.0% to 7.5%	From 2.0% to 5.0%	From 4.0% to 6.5%	From 2.5% to 5.5%

(1) Includes units abroad ex-Latin America.

(2) Includes endorsements, sureties and private securities;

(3) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13

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Itaú Unibanco Holding S.A.	14

Itaú

2nd quarter of 2016

Management Discussion & Analysis

Income Statement Analysis

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

In the second quarter of 2016, our managerial financial margin totaled R$16,588 million, a 4.7% decrease compared to the previous quarter.

Compared to the same period of the previous year, the managerial financial margin decreased 3.7%.

For comparison purposes, CorpBanca´s information were segregated from the consolidated information, as presented in the table below.

The main drivers of these variations are presented below:

In R$ millions	2Q16	1Q16	change		2Q15	change
Financial Margin with Clients	14,389	14,820	(431)	-2.9%	14,673	(284)	-1.9%
Spread-Sensitive Operations	12,710	13,198	(488)	-3.7%	13,066	(356)	-2.7%
Working Capital and Other	1,679	1,622	57	3.5%	1,607	72	4.5%
Financial Margin with the Market	1,520	1,737	(217)	-12.5%	1,561	(41)	-2.6%
CorpBanca	679	855	(176)	-20.6%	994	(316)	-31.7%
Total	16,588	17,412	(824)	-4.7%	17,229	(641)	-3.7%

Managerial Financial Margin with Clients

The managerial financial margin with clients consists of revenues generated by the use of financial products by clients, including both account and non-account holders.

For clarity purposes, we classify these operations into two different groups: i) financial margin of spread-sensitive operations and ii) working capital and other.

In the second quarter of 2016, the managerial financial margin with clients totaled R$14,389 million, a 2.9% decrease from the previous quarter and a 1.9% decrease compared to the same period of the previous year. This quarter’s financial margin with clients was impacted by securities impairment in the amount of R$539 million. Excluding this effect, the financial margin with clients would have increased 0.7% in the quarter and 1.7% in the annual comparison.

Spread-Sensitive Operations

The financial margin of spread-sensitive operations, which includes the results from credit assets, non-credit assets and liabilities, totaled R$12,710 million in the second quarter of 2016, a decrease of 3.7% and 2.7%, respectively, from the previous period and from the same period of the previous year. Excluding the above-mentioned effect of securities impairment, these revenues would have increased 0.4% compared to the previous quarter and 1.4% from the same period of the previous year, even considering the reduction of average balances of spread-sensitive operations in past quarters.

Annualized Rate of Spread-Sensitive Operations

In R$ millions	2Q16	1Q16	change
Average Balance	484,794	497,892	(13,098)	-2.6%
Financial Margin	12,710	13,198	(488)	-3.7%
Average Rate ( p.a. )	10.9%	11.1%		-20	bps

Working Capital and Other

In the second quarter of 2016, our financial margin of working capital and other totaled R$1,679 million, with a 3.5% increase from the first quarter of 2016, mainly explained by the 1.4% increase in average balance.

Annualized Rate of Working Capital and Other

In R$ millions	2Q16	1Q16	change
Average Balance	69,044	68,096	949	1.4%
Financial Margin	1,679	1,622	57	3.5%
Average Rate ( p.a. )	10.1%	9.9%		20	bps
CDI - Annualized Quarterly Rate	14.1%	14.1%		0	bps

Managerial Financial Margin with the Market

The financial margin with the market consists of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

In this quarter, the financial margin with the market totaled R$1,520 million, mainly driven by the management of proprietary and structural positions in Brazil and abroad.

Financial Margin with the Market

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin with Clients

In the second quarter of 2016, as a result of the previously mentioned changes, the annualized rate of managerial financial margin with clients, which excludes the financial margin with the market, reached 10.8%, a 10 basis point decrease compared to the previous quarter.

In this quarter, the annualized average rate of the risk-adjusted financial margin with clients reached 6.8%, up 70 basis points from the first quarter of 2016, mainly driven by lower provision for loan losses.

The annualized average rate of spread-sensitive operations reached 10.9% in this quarter, a decrease of 20 basis point compared to the previous quarter.

In the second quarter of 2016, the annualized average rate of the financial margin with spread-sensitive operations reached 6.3%, an increase of 80 basis points from the previous quarter, mainly driven by lower provisions for loan losses.

Table data does not consider CorpBanca	2Q16			1Q16
In R$ millions, end of period	Average Balance	Financial Margin	Average Rate (p.a.)	Average Balance	Financial Margin	Average Rate (p.a.)
Spread-Sensitive Operations	484,794	12,710	10.9%	497,892	13,198	11.1%
Working Capital and Other	69,044	1,679	10.1%	68,096	1,622	9.9%
Financial Margin with Clients	553,838	14,389	10.8%	565,988	14,820	10.9%
Provision for Loan Losses		(6,109)			(7,231)
Recovery of Loans Written Off as Losses		938			829
Financial Margin of Spread-Sensitive Operations after Provisions for Credit Risk	484,794	7,538	6.3%	497,892	6,796	5.5%
Financial Margin with Clients after Provisions for Credit Risk	553,838	9,218	6.8%	565,988	8,418	6.1%

The financial margin average rates with clients and with spread-sensitive operations without the impact of securities impairment are presented below.

Financial Margin with Clients and Spread-Sensitive Operations before and after Provisions for Credit Risk

Composition of the Change in the Financial Margin with Clients

For a better understanding of the changes in our financial margin with clients, we segregated effects from changes in the volume of spread-sensitive operations, in the mix of products, clients and spread, and in working capital and other effects.

In the second quarter of 2016, the 2.9% decrease in our financial margin with clients was mainly driven by the impact of the securities impairment and the lower volumes of spread-sensitive operations.

Financial Margin with Clients Change

(*) Balances do not include the effects of foreign exchange rate variations.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio

Credit Portfolio by Product

In the table below, the loan portfolio is split into three groups: individuals, companies and Latin America. For a better understanding of these portfolios performance, the main product groups of each segment are presented below.

In R$ millions, end of period	2Q16	1Q16	change	2Q15	change
Individuals - Brazil (1)	182,459	183,962	-0.8%	187,109	-2.5%
Credit Card	54,455	54,867	-0.8%	56,247	-3.2%
Personal Loans	28,240	28,645	-1.4%	29,551	-4.4%
Payroll Loans (2)	46,489	46,742	-0.5%	45,517	2.1%
Vehicles	16,700	18,105	-7.8%	23,786	-29.8%
Mortgage Loans	36,280	35,353	2.6%	31,753	14.3%
Rural Loans	296	250	18.8%	256	16.0%
Companies - Brazil (1)	184,218	196,340	-6.2%	214,094	-14.0%
Working Capital (3)	90,965	96,087	-5.3%	108,926	-16.5%
BNDES/Onlending	38,605	43,293	-10.8%	50,986	-24.3%
Export / Import Financing	31,339	33,241	-5.7%	30,862	1.5%
Vehicles	3,580	3,945	-9.2%	5,194	-31.1%
Mortgage Loans	10,812	10,980	-1.5%	10,630	1.7%
Rural Loans	8,917	8,796	1.4%	7,496	19.0%
Latin America (4)	131,281	142,923	-8.1%	127,900	2.6%
Total without Endorsements and Sureties	497,959	523,226	-4.8%	529,103	-5.9%
Endorsements and Sureties	75,044	77,479	-3.1%	79,182	-5.2%
Total with Endorsements and Sureties	573,003	600,705	-4.6%	608,285	-5.8%
Corporate Private Securities (5)	35,603	36,768	-3.2%	34,850	2.2%
Total Risk	608,606	637,472	-4.5%	643,134	-5.4%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, CRI and Commercial Paper.

At the end of the second quarter of 2016, our total credit portfolio (including sureties, endorsements and private securities) reached R$608,606 million, a decrease of 4.5% from the previous quarter and of 5.4% from the second quarter of the previous year. Excluding the effect of the foreign exchange variation and corporate private securities, the decrease in the total loan portfolio, without endorsements and sureties, would have been 1.5% compared to the previous quarter and 5.7% in the 12-month period.

Individuals loan portfolio reached R$182,459 million at the end of the second quarter of 2016, relatively stable compared to the previous quarter. In the quarter, the highlight was the 2.6% mortgage loan portfolio growth. On the other hand, in the same period, the vehicle portfolio decreased 7.8% mainly due to a lower demand, and personal loans recorded a 1.4% reduction.

Companies loan portfolio reduced 6.2% in the second quarter of 2016, totaling R$184,218 million. Changes in this portfolio were mainly driven by the decreases of 5.3% in working capital, of 10.8% in BNDES/Onlending, and of 5.7% in export/import financing. These decreases were mainly due to lower demand from companies, as a result of a more challenging economic scenario and to the appreciation of the Brazilian real against the U.S. dollar.

The Latin American portfolio decreased 8.1%, and reached R$131,281 million, when compared to the previous quarter and increased 2.6% in the 12-month period. Excluding the effect of the foreign exchange variation, the Latin America portfolio, without sureties, endorsements and private securities would have increased 0.3% when compared to the previous quarter and 5.4% in the 12-month period.

Credit Portfolio by Business Sector (including endorsements and sureties)

The companies portfolio breakdown by business sector, including Latin America, is listed below:

In R$ millions, end of period	2Q16%
Public Sector	4,460	1.3%
Private Sector | Companies	338,170	98.7%
Real Estate	24,635	7.2%
Vehicles and auto parts	19,701	5.7%
Food and beverage	18,589	5.4%
Agribusiness and fertilizers	15,952	4.7%
Transportation	15,312	4.5%
Energy and water treatment	14,220	4.2%
Steel and metallurgy	11,069	3.2%
Sugar and Alcohol	9,568	2.8%
Telecommunications	9,842	2.9%
Banks and other financial institutions	14,849	4.3%
Petrochemical and chemical	11,220	3.3%
Capital Assets	7,695	2.2%
Mining	8,486	2.5%
Construction Material	7,043	2.1%
Infrastructure work	10,098	2.9%
Pharmaceutical and cosmetics	6,498	1.9%
Oil and gas	7,041	2.1%
Electronic and IT	5,973	1.7%
Clothing and footwear	4,934	1.4%
Services - Other	39,657	11.6%
Commerce - Other	18,547	5.4%
Industry - Other	7,342	2.1%
Other	49,900	14.6%
Total	342,630	100.0%

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are spread over our loan portfolio in a way that only 19.2% of the credit risk was concentrated on the 100 largest debtors at the end of the second quarter of 2016. The credit concentration of the 100 largest debtors (group consolidated) is as follows:

In R$ millions, end of period	Risk	% of total credits	% of total Assets
Largest Debtor	4,090	0.7	0.3
10 Largest Debtors	31,781	5.5	2.3
20 Largest Debtors	48,773	8.5	3.5
50 Largest Debtors	82,220	14.3	5.9
100 Largest Debtors	110,163	19.2	7.9

Renegotiated Loan Operations

According to the rules of CMN Resolution No. 2,682/99, balances of all contracts that have had changes to their original contractual terms should be reported as renegotiated loans. We segregate renegotiated loans, taking into account all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses, by overdue period measured at the moment of renegotiation, as shown below:

1 Includes units abroad ex-Latin America

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

The NPL 90 days of total renegotiated loans operations reached 20.7% at the end of the second quarter of 2016, and the coverage ratio of these loans that are overdue for more than 90 days reached 210%. We present below these ratios evolutions:

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

On June 30, 2016, total renegotiated credits reached R$24,093 million, a R$1,385 million increase from the previous quarter, mainly due to the consolidation of CorpBanca. In Brazil, the balance of renegotiated credit reached R$22,667 million, up R$332 million in the quarter.

In R$ millions, end of period	Portfolio	LLP	%
Total Renegotiated Loans Operations	24,093	(10,436)	43.3%
Loan Operations Renegotiated when up to 90 days overdue*	13,953	(4,571)	32.8%
Loan Operations Renegotiated when over 90 days overdue *	10,140	(5,865)	57.8%

* Measured at the moment of renegotiation.

Further information on Note 8-d to our financial statements.

Loan operations renegotiated when 90 days overdue reached R$10,140 million. The coverage of those credits reached 57.8% in the second quarter of 2016.

Loan Portfolio by Origination Period

The chart below shows the evolution of our loan portfolio, excluding endorsements and sureties, by origination period (vintages).

Note: Periods prior to Jun-16 do not consider CorpBanca’s information.

Sale and Transfer of Financial Assets

In the second quarter of 2016, there were sale or transfer of financial assets to third parties, with no risks and benefits retention. These operations, in the amount of R$193 million, which were 100% provisioned, and of which only R$23 million were 90 days overdue and had no significant impact on result and on credit quality ratios.

In this quarter, we sold portfolios that were already written off as losses, with no risk retention. Credits totaling R$380 million were assigned with a positive impact on revenues from recovery of loans in the amount of R$48 million, and with a positive impact of R$26 million on net income.

Additionally, we sold portfolios that had already been written off as losses, with retention of risk, to affiliated company. An amount of R$5.0 billion was assigned for the management of Recovery company. This operation did not impact the net income.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Mix Evolution in Brazil (excluding endorsements and sureties)

Our loan portfolio mix presented below highlights its major components and their share in past quarters.

Loan Portfolio Mix - Companies

In the second quarter of 2016, the proportion of credits to very small, small and middle-market companies increased compared to credits to large companies in our loan portfolio mix. This increase was mainly driven by the impact of the appreciation of the Real against the U.S. dollar on the corporate loan portfolio.

Loan Portfolio Mix – Individuals

The evolution of our individuals loan portfolio mix in past periods shows the growth of payroll loan and mortgage loan portfolios, which currently represent the second and third largest balances in our individuals portfolio. The decrease in the share of vehicle financing is a result of the nominal balance reduction of this portfolio.

We present below additional information about Payroll Loans, Mortgage Loans and Vehicle Financing.

Payroll Loans

We operate in the payroll loans market through two different distribution channels: directly through our own distribution network (branches, CSBs and electronic channels) and through Banco Itaú BMG Consignado S.A., a financial institution controlled by us aimed at offering, distributing and marketing payroll loans. This operation started in December 2012 and enables us to expand our business in this segment, based on our values and transparency principles, following our good management practices and policies

Evolution of the Payroll Loan Portfolio and NPL

At the end of June 2016, total payroll loans reached R$46,489 million, a 2.1% increase in twelve months. The highlight is the 13.3% increase in the portfolio of loans to retirees and pensioners of the INSS compared to the end of June 2015.

Payroll loans originated by the branch network totaled R$16,828 million on June 30, 2016, a 7.3% increase in twelve months, whereas payroll loans originated by other channels reached R$29.660 million, a 0.6% decrease from the same period of the previous year.

Evolution of Payroll Loan Portfolio

Our strategy of higher growth in the INSS Beneficiaries segment, combined with the credit policies adopted, allowed the portfolio growth to be followed by a low delinquency level over the last two years. A slower pace of the portfolio growth drove the recent increase in 90-day NPL ratio.

90-day NPL ratio (Mar -12 = 100) | Total Payroll Loan Portfolio

Note: Comparable to the National Financial System information disclosed by the Brazilian Central Bank.

Evolution of the Share of Payroll Loans in Personal Loans

The increase in the payroll loans balance allowed for a higher share in personal loans, which reached 61.8% in this period from 60.3% in June 2015, a 150 basis point increase in twelve months.

Mortgage Loans

Our mortgage portfolio reached R$47,092 million at the end of June 2016. Our portfolio increased 1.6% in the quarter and 11.1% in the past twelve months. The individuals portfolio, totaling R$36,280 million at the end of this quarter, increased 2.6% from the previous quarter and 14.3% in twelve months. At the end of June 2016, the companies portfolio totaled R$10,812 million, down 1.5% from the previous quarter and up 1.7% in the past twelve months.

Evolution of the Mortgage Portfolio

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

In the second quarter of 2016, the volume of new mortgage loan financing contracts for individuals was R$2,121 million.

Origination Volume

In R$ millions	2Q16	1Q16	change	2Q15	change
Individuals	2,121	1,892	12.1%	2,725	-22.2%
Companies	168	154	9.0%	1,149	-85.4%
Total	2,288	2,046	11.8%	3,873	-40.9%

Source: ABECIP.

At the end of the second quarter of 2016, our individual mortgage loan portfolio collaterals, under the legal framework of fiduciary lien (alienação fiduciária), accounted for 99.7% of the portfolio. Since 2007, we have been using this framework for 100% of our contracts.

Our new financing contracts use the Equal Amortization System, through which decreasing installments lead to faster balance amortization, reducing the loan-to-value ratio (ratio of the amount of the financing to the value of the real estate property) at a faster pace than other amortization systems.

The portfolio loan-to-value (LTV) reached 41.8% at the end of June 2016, stable when compared to the same period of the previous year.

The average quarterly LTV of originated vintages reached 54.9%, up 10 basis points from the first quarter of 2016 and down 370 basis points from the second quarter of 2015.

Loan–to-value | Vintage and Portfolio

In the current period, the 90-day NPL of the vintage originated in December 2015 reached 0.09%, remaining at levels that demonstrate the high quality of the portfolio.

NPL over 90 (%) | Six months after origination

Note: Loan portfolio to individuals.

Vehicle Financing

Our portfolio of vehicle financing to individuals amounted to R$16,700 million and to companies, R$3,580 million, totaling R$20,280 million on June 30, 2016.

This quarter, the average amount of vehicle financing to individuals originated by the branch network, dealerships and car retailers was R$25.9 thousand, with an average term of 40 months and average down payment of 41%. Both the average down payment and the financing term remained relatively stable in the past quarters, remaining at conservative levels.

Average Term and Down Payment - Individuals

New loans granted to individuals through our branches, dealerships and car retailers totaled R$1,808 million, whereas new loans granted to companies totaled R$334 million in the second quarter of 2016.

The loan-to-value of our vehicle portfolio reached 69.6% at the end of June 2016, continuing the declining trend of the past few quarters.

Loan–to-value | Portfolio (*)

(*) Loans originated by dealerships and car retailers to individuals and companies.

The 90-day NPL of vintages originated in February 2016 reached 0.31% in June 2016.

NPL over 90 (%) | Four months after origination

In this quarter, we received a monthly average of 14.0 million visits through iCarros, a classified ads website that facilitates the purchase and sale of new and used vehicles, a 0.1% decrease compared to the same monthly average of the previous year.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Result from Loan Losses

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Provision for Loan Losses	(6,337)	(7,824)	1,487	-19.0%	(5,768)	(569)	9.9%	(14,161)	(11,482)	(2,679)	23.3%
Recovery of Loans Written Off as Losses	972	851	121	14.3%	1,163	(191)	-16.4%	1,823	2,244	(422)	-18.8%
Result from Loan Losses	(5,365)	(6,973)	1,608	-23.1%	(4,605)	(760)	16.5%	(12,338)	(9,238)	(3,101)	33.6%

In the second quarter of 2016, result from loan losses (provision expenses, net of recovery of loans written off as losses) totaled R$5,365 million, a 23.1% decrease from the previous quarter, mainly due to the decrease in provision for loan losses.

Provision for loan losses decreased 19.0% compared to the previous quarter, partially driven by the decrease in the provision for specific economic groups. In the second quarter of 2016, there was a R$762 million reduction in the complementary allowance for loan losses. The recovery of loans written off as losses increased 14.3% from the first quarter of 2016.

The result from loan losses totaled R$12,338 million in the first half of 2016, an increase of 33.6% from the same period of 2015. This increase was mainly driven by higher provision for loan losses, which totaled R$14,161 million in the period, mainly related to higher provisions for specific economic groups due to the challenging economic scenario. Additionally, income from recovery of loans written off as losses decreased 18.8% compared to the same period of the previous year, and reached R$1,823 million in the first half of 2016.

Provision for Loan Losses by Segment

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale business.

In the second quarter of 2016, Retail segment provision for loan losses totaled R$4,395 million, a 1.7% increase from the previous quarter. In the Wholesale segment, provision for loan losses totaled R$1,546 million, a decrease of R$1,182 million, or 43.3%, from the previous quarter, mainly due to the decrease in the provision for specific economic groups, in addition to the transfer of complementary allowance to the required by Resolution No. 2,682 allowance. In Latin America, provision for loan losses amounted to R$396 million.

Provision for Loan Losses and Loan Portfolio

In the second quarter of 2016, the ratio of provision for loan losses to loan portfolio reached 5.0%, a decrease of 80 basis points from the previous quarter. The ratio of result from loan losses to loan portfolio reached 4.2% in this quarter, a 100 basis point decrease compared to the previous quarter.

Result from Loan Losses and Loan Portfolio

(*) Loan portfolio average balance of the two previous quarters.

Allowance for Loan Losses and Loan Portfolio

¹ Includes units abroad ex-Latin America.

² Excludes Brazil.

At the end of June 2016, the loan portfolio decreased 4.8% from March 2016, reaching R$497,959 million, whereas the allowance for loan losses increased 0.6% in the quarter, totaling R$38,470 million.

The ratio of total allowance for loan losses to loan portfolio went from 7.3% at the end of March 2016 to 7.7% at the end of June 2016, an increase of 40 basis points in the period, mainly driven by the reduction of the loan portfolio.

The complementary allowance totaled R$10,224 million at the end of the second quarter of 2016, a 6.9% or R$762 million decrease from March 2016. This balance includes allowances in the amount of R$879 million recognized for endorsements and sureties.

The ratio of allowance for loan losses excluding complementary allowance to loan portfolio reached 5.7% on June 30, 2016, up 50 basis points from March 2016.

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

We present below the allowance for loan losses allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Segment operations and allowances for potential losses related to Wholesale segment operations.

¹ Includes units abroad ex-Latin America.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

The portfolio of credits overdue for over 90 days decreased 1.8% from March 2016. Considering only Brazil¹ operations, this portfolio decreased 1.0% from March 2016, mainly driven by a reduction in the individuals segment.

The portfolio of credits overdue for over 90 days increased 12.5% from June 2015. Considering only Brazil¹ operations, the portfolio of credits overdue for over 90 days increased 13.5% from the same period of the previous year, mainly driven by the growth in individuals, and very small, small and middle-market companies segments.

NPL Ratio (%) | over 90 days

The NPL ratio of credits overdue for over 90 days increased 10 basis points compared to the previous quarter, and reached 3.6% in the end of June 2016. Compared to the same period of 2015, the ratio increased 60 basis points.

In Brazil¹, this ratio reached 4.5% in June 2016, with an increase of 10 basis points compared to the previous quarter, mainly due to the increased delinquency rates for very small, small and middle-market companies.

Regarding the Latin America portfolio, the ratio was 1.1%, remaining stable compared to the previous quarter.

¹ Includes units abroad ex-Latin America.

² Excludes Brazil.

NPL Ratio - Brazil1 (%) | over 90 days

In June 2016, the NPL ratio over 90 days for individuals was 5.9%, down 10 basis points from the previous quarter, mainly driven by lower delinquency rates in credit cards and vehicles portfolios.

The increases in the NPL ratio of 10 basis points for large companies and of 40 basis points for very small, small and middle-market companies compared to March 2016 are mainly driven by the decreases in these portfolios by 7.1% and 4.4%, respectively.

NPL Ratio - Brazil1 (%) | 15 to 90 days

In June 2016, short-term delinquency of individuals portfolios, measured based on the balance of operations overdue from 15 to 90 days (NPL 15-90), reached 4.2%, remaining stable when compared to the previous quarter. For large companies, this ratio reached 2.3%, an increase of 80 basis points compared to March 2016. This increase was concentrated in only one economic group of the segment, which is already fully provisioned. Excluding this particular case, the NPL 15-90 of large companies would have been 1.0% in June 2016 and would have decreased 50 basis points in the quarter. For very small, small and middle-market companies, the ratio was 4.3%, an increase of 10 basis points from March 2016.

NPL Ratio by Activity Sector

	NPL			NPL
	15-90 days			Over 90 days
	Total	Brazil¹		Total	Brazil¹
End of period	2Q16	2Q16	1Q16	2Q16	2Q16	1Q16
Public Sector	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
Private Sector	3.2%	3.6%	3.3%	3.6%	4.5%	4.4%
Companies	2.4%	3.0%	2.4%	2.3%	3.1%	2.9%
Industry and Commerce	2.0%	2.3%	2.1%	3.0%	3.5%	3.1%
Services	2.9%	4.2%	3.1%	1.7%	2.7%	2.9%
Primary Sector	2.3%	2.4%	1.6%	2.0%	2.3%	1.8%
Other	0.3%	0.3%	0.4%	0.3%	0.2%	0.2%
Individuals	4.2%	4.2%	4.2%	5.1%	5.9%	6.0%
Total	3.2%	3.6%	3.3%	3.6%	4.5%	4.4%

For further information on NPL Ratios by Activity, please refer to the Risk Management Report required by Circular No. 3,678 of the Brazilian Central Bank, of October 31, 2013, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Coverage Ratio | 90 days

Note: Coverage ratio is derived from the division of the allowance for loans losses balance by the balance of operations more than 90 days overdue.

At the end of June 2016, the 90-day coverage ratio reached 215%, an increase of 500 basis points from the previous quarter, mainly driven by the decrease in the portfolio of credits overdue for over 90 days. In the Wholesale segment, due to the challenging economic scenario that may continue to impact the segment’s performance, we´ve preemptively provisioned in the last quarters. Thus, the segment´s coverage reached 494%, an increase of 3,600 basis points from the prior quarter. In Latin America, this ratio reached 232%, an increase of 1,700 basis points from the previous quarter, mainly due to the decrease of the portfolio of credits overdue for over 90 days.

Compared to June 2015, the 90-day coverage ratio increased 2,800 basis points, mainly due to the increase in complementary allowance of the third quarter of 2015 and also to the increase in the provision for specific economic groups.

Loan Portfolio Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate.

We have an improved guarantee control system to capture the updated market value for each of these individual operations. Therefore, operations with guarantees where the updated amount exceeds the debt balance are classified at better risk levels. On the other hand, operations with guarantees where the updated amount is insufficient to mitigate the entire risk are classified at worse risk levels.

At the end of June 2016, the portfolios rated “AA” and “A” accounted for 76.8% of the total loan portfolio and 78.7% of the total loan portfolio in Brazil¹.

Total loans rated from "D" to "H" accounted for 9.3% of total loans and 11.4% of total loans in Brazil¹.

Loan Portfolio Evolution by Risk Level

Note: Does not include endorsements and sureties.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

In the second quarter of 2016, the loan portfolio write-off totaled R$5,647 million, a 6.9% increase compared to the previous quarter.

The ratio of written-off operations to loan portfolio average balance reached 1.1%, an increase of 10 basis points from the first quarter of 2016.

Recovery of Loans Written off as Losses

In this quarter, income from recovery of loans written off as losses increased R$121 million, or 14.3%, from the previous quarter.

In the second quarter of 2016, we sold portfolios that were already written off as losses, without risk retention. This operation had a positive impact on the recovery of loans in the amount of R$48 million and of R$26 million on net income.

In the first half of 2016, the income from recovery of loans written off as losses decreased R$422 million, or 18.8%, compared to the same period of the previous year, mainly driven by the challenging economic scenario.

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

NPL Creation

In the second quarter of 2016, the NPL Creation, which is the balance of loans that became over 90 days overdue in the quarter, reached R$5,329 million, down 11.4% compared to the previous period, mainly driven by the 27.9% reduction of the Wholesale segment NPL Creation, which totaled R$1,059 million in this quarter. There were also reductions in the Retail and Latin America segments.

NPL Creation Coverage

In the second quarter of 2016, the total NPL Creation coverage reached 119%, which means that the provision for loan losses in the quarter was higher than the NPL Creation.

In the Retail segment, provision for loan losses remained at a similar level than the segment NPL Creation. As a result, the Retail segment NPL Creation coverage ratio reached 105% in this quarter, similar to historical levels.

In the Wholesale segment, provision for loan losses reached 146% of the NPL Creation in the second quarter of 2016. This level reflects the preemptive approach of provision in the segment.

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Asset Management	741	684	57	8.4%	645	96	14.9%	1,425	1,264	160	12.7%
Current Account Services	1,596	1,545	51	3.3%	1,311	285	21.7%	3,141	2,662	478	18.0%
Credit Operations and Guarantees Provided	793	758	35	4.6%	789	4	0.5%	1,551	1,575	(25)	-1.6%
Collection Services	404	364	40	11.0%	379	26	6.8%	769	738	31	4.2%
Credit Cards	3,016	2,907	109	3.7%	2,840	177	6.2%	5,923	5,643	280	5.0%
Other	544	484	60	12.5%	518	27	5.2%	1,028	1,028	0	0.0%
Latin America (ex-Brazil)	722	588	134	22.8%	625	97	15.6%	1,309	1,230	79	6.4%
Commissions and Fees	7,816	7,331	486	6.6%	7,105	711	10.0%	15,147	14,141	1,006	7.1%
Result from Insurance, Pension Plan and Premium Bonds	1,560	1,551	9	0.6%	1,544	16	1.0%	3,111	3,026	85	2.8%
Total	9,376	8,882	494	5.6%	8,650	727	8.4%	18,258	17,167	1,091	6.4%
(-) Result from Other Insurance Activities(*)	94	105	(11)	-10.7%	99	(5)	-5.1%	198	183	15	8.3%
Total excluding Other Insurance Activities(*)	9,283	8,777	506	5.8%	8,551	732	8.6%	18,060	16,984	1,076	6.3%

In the second quarter of 2016, commissions and fees amounted to R$7,816 million, an increase of 6.6% from the previous quarter. Compared to the second quarter of 2015, these revenues increased 10.0%, mainly driven by higher revenues from current account services and credit cards.

In the year, these revenues reached R$15,147 million, a 7.1% increase from the same period of the previous year, mainly driven by higher revenues from current account services, credit cards and asset management.

In the second quarter of 2016, these revenues, combined with the result from insurance, pension plan and premium bonds, totaled R$9,376 million, an increase of 5.6% from the previous quarter and of 8.4% from the same period of the previous year.

Excluding the result from other insurance activities (*), our revenues reached R$9,283 million in the quarter, an increase of 5.8% compared to the first quarter of 2016 and of 8.6% from the same period of the previous year.

(*) Other insurance activities include extended warranty, health insurance, other products and our stake in IRB.

Asset Management

Asset management revenues totaled R$741 million in the second quarter of 2016, an increase of 8.4% from the previous quarter, mainly driven by the higher number of business days in the quarter. In the first half of 2016, these revenues reached R$1,425 million, a 12.7% increase compared to the same period of the previous year, mainly due to the higher volume of fund management operations.

Asset Administration

In the second quarter of 2016, fund management fees amounted to R$571 million, an 11.3% increase compared to the first quarter of 2016, mainly due to the higher number of business days in the quarter.

In June 2016, assets under administration¹ totaled R$822 billion, with increases of 3.6% from the previous quarter and of 18.3% from the same period of the previous year.

According to the ANBIMA ranking, in May 2016 we were second in the fund management and managed portfolio* ranking, with an 21.8% market share.

* Includes Itaú Unibanco and Intrag.

¹ Does not include Latin America ex-Brazil.

Consortia Administration Fees

Consortia administration fees totaled R$170 million in the second quarter of 2016, decreasing 0.3% from the first quarter of 2016. In the first half of 2016, these fees amounted to R$340 million, an increase of 5.3% compared to the same period of the previous year.

In June 2016, we reached approximately 402 thousand active contracts, a decrease of 2.2% from the same period of the previous year.

In June 2016, the balance of installments receivable reached R$11.1 billion, with decreases of 1.9% from March 2016 and of 3.9% from June 2015.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

In the second quarter of 2016, revenues from current account services totaled R$1,596 million, a 3.3% increase when compared to the first quarter of 2016.

In the year, these fees increased 18.0% and totaled R$3,141 million. This increase in revenues from current account services is mainly due to the offering of differentiated products and services aimed at adding more value to our clients’ experience with the bank. These products include differentiated current account service packages for individuals and the convenience and versatility of the “Conta Certa” products offered to companies.

Loan Operations and Guarantees Provided

In the second quarter of 2016, revenues from loan operations and guarantees provided totaled R$793 million, a 4.6% increase from the first quarter of 2016, mainly due to higher revenues from guarantees provided.

In the first half of 2016, these revenues decreased 1.6% compared to the first half of 2015, driven by lower loan operations volume.

In the second quarter of 2016, the ratio of annual revenues from loan operations to the loan portfolio, without endorsements and sureties, reached 0.5% p.a.

The ratio of annual revenues from guarantees provided to the endorsements and sureties portfolio reached 2.1% p.a.

¹ Includes units abroad ex-Latin America.

(*) Loan portfolio average balance from two previous quarters.

Collection Services

Revenues from collection services reached R$404 million in the second quarter of 2016, increasing 11.0% from the first quarter of 2016, which is marked by lower revenues due to the typical seasonality of the period. Compared to the same period of the previous year, these revenues increased 6.8%, mainly due to the higher volume of collection services.

Credit Cards

Credit card revenues totaled R$3,016 million in the second quarter of 2016, a 3.7% increase from the previous quarter, mainly due to higher annual fees.

Compared to the same period of the previous year, these revenues increased 6.2%, mainly driven by higher revenues from interchange, equipment rental and annual fees.

In the first half of 2016, credit card revenues reached R$5,923 million, an increase of 5.0% from the first half of 2015, mainly driven by higher revenues from interchange and revenues from equipment rental.

The share of credit card revenues related to card issuance is 52.0% of total revenues.

Transaction Volume and Card Accounts | Credit and Debit Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to approximately 58.1 million current account holders and non-account holders (in number of accounts). In the second quarter of 2016, the volume of transactions amounted to R$ 84.4 billion, a 3.5% increase from the same period of 2015.

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market, totaling 32.1 million client accounts, including account and non-account holders.

In the second quarter of 2016, the volume of credit card transactions amounted to R$62.9 billion, a 1.7% increase from the same period of the previous year.

In the debit card segment, which only includes current account holders, we have 26.0 million accounts. The volume of debit card transactions amounted to R$21.5 billion in the second quarter of 2016, a 9.2% increase from the same period of the previous year.

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Income Statement Analysis

Transaction Volume and Card Accounts | Credit and Debit Cards

Acquiring Services

Our merchant acquiring business comprises the process of capturing transactions through the affiliation, management and relationship with commercial establishments through company REDE.

In the second quarter of 2016, the transaction volume totaled R$93.4 billion, an increase of 0.5% from the previous quarter. Compared to the same period of the previous year, transaction volumes decreased 0.1%.

Transaction Volume | Credit and Debit Cards

In the second quarter of 2016, credit card transactions volume was R$61.3 billion, representing 65.7% of transactions total volume generated by acquiring services, with an increase of 2.2% from the first quarter of 2016 and a decrease of 0.8% from the same period of the previous year.

In addition to the transaction volume mentioned above, we captured and processed over R$1.2 billion in transactions within our retail partners and joint ventures in the second quarter of 2016.

In the second quarter of 2016, debit card transactions volume was R$32.1 billion, accounting for 34.3% of the total transaction volume, a 2.6% decrease from the first quarter of 2016 and a 1.1% increase from the same period of the previous year.

Equipment Base(*)

At the end of the second quarter of 2016, our base of active installed equipment reached 1,680 thousand units, with decreases of 4.3% from the previous quarter and of 9.6% from the second quarter of 2015.

(*)100% of REDE’s equipment base is able to capture Hiper brand transactions.

Other

In R$ millions	2Q16	1Q16	change
Foreign Exchange Services	22	22	0
Brokerage and Securities Placement	90	77	13
Custody Services and Portfolio Management	80	76	4
Economic and Financial Advisory Services	148	96	52
Other Services	204	213	(10)
Total	544	484	60

Compared to the previous quarter, revenues from economic and financial advisory services increased mainly due to higher investment banking revenues.

Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds

In the second quarter of 2016, the ratio of total commissions and fees added to the result from insurance, pension plan and premium bonds, divided by these total revenues, added to the managerial financial margin, reached 36.1%.

In this quarter, the operational coverage ratio, which represents the extent to which non-interest expenses were covered by commissions and fees added to the result from insurance, pension plan and premium bonds, reached 82.1%, an increase of 70 basis points compared to the previous quarter, mainly driven by higher commissions and fees.

(*) Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related business.

The disclosure of the results from Itaú Insurance, Pension Plan and Premium Bonds is broken down into Core Activities and Other Activities.

The capital allocation criteria for insurance, pension plan and premium bonds operations used in the managerial model is based on the BACEN regulatory model. As of the first quarter of 2016, we have started to allocate the effect of the Basel III rules schedule anticipation to the lines of business.

Sales Cost Model

Itaú Unibanco’s practice is to allocate the selling costs to all of our products and services based on the corresponding utilization of each channel (full allocation method). For that reason, the selling costs related to insurance, pension plan and premium bonds products in our branch network and other electronic or physical distribution channels are recorded in our income statement for the insurance segment. This practice has both accounting and managerial effects.

Pro Forma Recurring Income Statement of Insurance Operations

	2Q16			1Q16			change				2Q15			change
In R$ millions	Total	Core Activities	Other Activities	Total	Core Activities	Other Activities	Total		Core Activities		Total	Core Activities	Other Activities	Total		Core Activities
Earned Premiums	1,242	991	251	1,337	1,039	298	-7.1%		-4.6%		1,453	1,068	385	-14.5%		-7.2%
Revenues from Pension Plan and Premium Bonds	246	246	-	260	260	-	-5.2%		-5.2%		210	210	-	17.4%		17.4%
Retained Claims	(352)	(269)	(83)	(394)	(298)	(97)	-10.7%		-9.4%		(385)	(284)	(101)	-8.5%		-5.1%
Selling Expenses	(162)	(22)	(140)	(196)	(25)	(170)	-17.3%		-14.9%		(268)	(39)	(229)	-39.6%		-45.3%
Result from Insurance, Pension Plan and Premium Bonds	974	946	28	1,007	975	31	-3.2%		-3.0%		1,009	954	55	-3.5%		-0.9%
Managerial Financial Margin	258	205	53	251	195	56	2.7%		5.1%		196	166	30	31.9%		23.9%
Commissions and Fees	454	452	2	435	433	3	4.2%		4.4%		409	408	0	11.1%		10.6%
Earnings of Affiliates	81	59	21	90	62	27	-10.2%		-4.8%		102	83	19	-21.2%		-28.3%
Non-interest Expenses	(490)	(454)	(36)	(430)	(397)	(33)	13.9%		14.2%		(460)	(425)	(35)	6.5%		6.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(83)	(73)	(9)	(83)	(72)	(11)	-0.4%		1.8%		(83)	(68)	(16)	-0.9%		8.8%
Income before Tax and Minority Interests	1,194	1,135	59	1,270	1,196	74	-6.0%		-5.1%		1,172	1,118	54	1.9%		1.5%
Income Tax/Social Contribution and Minority Interests	(466)	(460)	(7)	(493)	(482)	(10)	-5.3%		-4.7%		(418)	(404)	(14)	11.5%		13.8%
Recurring Net Income	728	675	53	778	714	64	-6.4%		-5.4%		754	714	39	-3.5%		-5.5%

Allocated Capital	1,793	1,614	179	4,083	3,676	408	-56.1%		-56.1%		2,243	2,038	206	-20.1%		-20.8%
Recurring Return on Allocated Capital	99.1%	102.1%	71.9%	103.7%	105.6%	86.6%	-470	bps	-360	bps	138.6%	145.5%	74.5%	-3,950	bps	-4,340	bps
Efficiency Ratio (ER)	29.1%	28.6%	37.8%	25.3%	24.9%	30.6%	380	bps	360	bps	28.2%	27.5%	39.5%	90	bps	100	bps
Combined Ratio	66.6%	56.4%	106.8%	66.1%	55.3%	104.0%	50	bps	120	bps	66.4%	54.6%	99.0%	20	bps	180	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Our core activities consist of mass-market products related to Life, Property, Credit Life, Pension Plan and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB and other.

We continue to concentrate efforts on distribution through our own channels, giving priority to sales through the most efficient channels, which positively affects our profitability. Sales of insurance products and premium bonds through bankfone, bankline/internet, ATMs and teller terminals accounted for 47% of sales to account holders in the quarter. Sales of premium bonds through these channels accounted for 74% of total sales in the period. In the second quarter of 2016, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 9% of total sales.

Recurring net income from Insurance Operations reached R$728 million in the second quarter of 2016, decreasing 6.4% from the previous quarter and 3.5% from the same period of the previous year.

Recurring net income from core activities was R$675 million in the second quarter of 2016, a 5.4% decrease from the first quarter of 2016, mainly due to the decrease in earned premiums and the increase in non-interest expenses. Compared to the same period the previous year, the decrease was 5.5%.

Recurring net income for other insurance activities reached R$53 million in the quarter, a decrease of 17.7% from the previous period, mainly driven by lower earned premiums, partially offset by the reduction in retained claims and selling expenses.

The annualized recurring return for insurance operations reached 99.1% in the period, a decrease of 470 basis points from the previous quarter. The insurance ratio, which represents the ratio of recurring net income from insurance, pension plan and premium bonds operations to Itaú Unibanco’s recurring net income, reached 13.1%, a 200 basis point decrease from March 2016.

Insurance Ratio(1) and ROE | Insurance Operations

Note: As of the first quarter of 2016, we have started to allocate the effect of the Basel III rules schedule anticipation to the lines of business.

(1) Insurance Ratio (%) = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco’s recurring net income.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Breakdown of Recurring Net Income | Insurance Operations

In the second quarter of 2016, the ratio of the result of core activities to the recurring net income from Itaú Insurance, Pension Plan and Premium Bonds reached 92.8%.

Combined Ratio | Insurance Activities

Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on earned premiums.

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 66.6% in the period, a increase of 50 basis points from the previous quarter, mainly driven by higher non-interest expenses. Compared to the same period of the previous year, this ratio increased 20 basis points.

Extended Combined Ratio | Insurance Activities

Note: The extended combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on the sum of earned premiums, managerial financial margin and commissions and fees.

The extended combined ratio, which reflects the operating cost as a percentage of income from earned premiums, managerial financial margin and commissions and fees, reached 57.2% in the second quarter of 2016, a decrease of 230 basis points from the second quarter of 2015, mainly driven by the decrease in selling expenses and the increase in managerial financial margin.

Efficiency Ratio

The efficiency ratio was 29.1% in the second quarter of 2016, a 380 basis point increase from the previous quarter. Including only our core activities, the efficiency ratio reached 28.6% in the period.

Breakdown of Technical Provisions | Insurance Operations

Technical provisions, including insurance, pension plan and premium bonds, totaled R$144.1 billion in the period, representing increases of 4.6% from the previous quarter and of 18.4% from the second quarter of 2015.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Insurance Core Activities

Pro Forma Recurring Income Statement of the Insurance Segment | Core Activities

In R$ millions	2Q16	1Q16	change			2Q15	change
Earned Premiums	991	1,039	(48)	-4.6%		1,068	(77)	-7.2%
Retained Claims	(264)	(293)	29	-9.9%		(277)	13	-4.6%
Selling Expenses	(21)	(25)	4	-15.4%		(39)	18	-45.7%
Underwriting Margin	706	721	(15)	-2.1%		753	(47)	-6.2%
Managerial Financial Margin	58	57	1	2.2%		36	23	63.6%
Commissions and Fees	91	97	(7)	-6.8%		103	(12)	-11.4%
Earnings of Affiliates	59	62	(3)	-4.8%		83	(23)	-28.3%
Non-interest Expenses	(232)	(215)	(18)	8.2%		(227)	(6)	2.5%
Tax Expenses for ISS, PIS and Cofins and other taxes	(42)	(42)	(0)	0.9%		(42)	(1)	1.4%
Income before Tax and Minority Interests	640	681	(41)	-6.0%		706	(65)	-9.3%
Income Tax/Social Contribution and Minority Interests	(249)	(264)	15	-5.7%		(245)	(4)	1.6%
Recurring Net Income	391	418	(26)	-6.3%		461	(69)	-15.0%
Efficiency Ratio (ER)	26.6%	23.9%		270	bps	24.3%		230	bps

Our insurance core activities consist of mass-market products related to Life, Property and Credit Life. These products are offered in synergy through retail channels - branch network, partnership with retailers, credit card clients, mortgage loans, vehicle financing, personal and payroll loans - and in the wholesale channel. These products have characteristics such as low volatility in the result and less use of capital, making them strategic and increasingly relevant in the diversification of the conglomerate’s revenues.

Net Income | Insurance Core Activities

In the second quarter of 2016, recurring net income from core activities was R$391 million, a 6.3% decrease from the previous quarter, mainly driven by lower earned premiums, partially offset by the reduction in retained claims and selling expenses.

Earned Premiums Breakdown | Insurance Core Activities

In the second quarter of 2016, earned premiums from core insurance activities reached R$991 million, a 4.6% decrease from the previous quarter, mainly driven by the credit life product, related to credit volume decrease.

Considering only our core activities, which include our 30% stake Porto Seguro, the earned premiums market share of the total core insurance market reached 13.1% in the 2016 year-to-date(*). Regarding technical result of insurance core activities, our market share reached 17.1% in the 2016 year-to-date (*).

Retained Claims Breakdown | Insurance Core Activities

In the second quarter of 2016, retained claims from insurance core activities amounted to R$264 million, a 9.9% decrease from the previous quarter, mainly driven by life products.

Underwriting Margin | Insurance Core Activities

In the second quarter of 2016, the underwriting margin from our insurance core activities amounted to R$706 million, a 2.1% decrease from the previous quarter, mainly driven by a reduction in earned premiums. In the second quarter of 2016, the ratio of underwriting margin to earned premiums reached 71.3%, up 180 basis points from the first quarter of 2016 due to the decrease in retained claims and selling expenses.

(*) Most recent data available on May 31, 2016, based on information disclosed by SUSEP.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Insurance Core Activities and Pension Plan

Combined Ratio | Insurance Core Activities

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on earned premiums.

The combined ratio, which reflects the operating cost as a percentage of income from earned premiums, reached 56.4% in the period, a increase of 120 basis points from the previous quarter, mainly driven by the increase in non-interest expenses.

The extended combined ratio, which reflects the operating cost as a percentage of income from earned premiums, managerial financial margin and commissions and fees, reached 49.0% in the second quarter of 2016, an increase of 90 basis points from the previous quarter.

Extended Combined Ratio | Insurance Core Activities

Note: The extended combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on the sum of earned premiums, managerial financial margin and commissions and fees.

Efficiency Ratio | Insurance Core Activities

In the second quarter of 2016, the efficiency ratio reached 26.6%, an increase of 270 basis points from the previous quarter.

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	2Q16	1Q16	change			2Q15	change
Revenues from Pension Plan	95	110	(15)	-13.3%		69	27	38.8%
Retained Claims	(6)	(5)	(1)	16.0%		(7)	2	-24.1%
Selling Expenses	(1)	(1)	(0)	5.3%		(1)	0	-29.9%
Result from Pension Plan	89	104	(15)	-14.7%		60	29	47.4%
Managerial Financial Margin	74	78	(4)	-4.8%		67	7	10.0%
Commissions and Fees	362	336	26	7.6%		307	55	18.0%
Non-interest Expenses	(137)	(108)	(29)	26.6%		(107)	(30)	27.6%
Tax Expenses for ISS, PIS and Cofins and other taxes	(24)	(23)	(1)	3.5%		(19)	(5)	26.1%
Income before Tax and Minority Interests	365	388	(23)	-5.9%		308	56	18.2%
Income Tax/Social Contribution and Minority Interests	(153)	(162)	9	-5.5%		(118)	(36)	30.3%
Recurring Net Income	211	225	(14)	-6.2%		191	21	10.8%
Efficiency Ratio (ER)	27.3%	21.8%		550	bps	25.8%		150	bps

Product and advisory service innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

In the second quarter of 2016, the Pension Plan segment’s recurring net income reached R$211 million, a decrease of 6.2% from the previous quarter, mainly driven by higher non-interest expenses.

Compared to the same period of the previous year, the increase was 10.8%, mainly driven by higher net pension plan contributions and revenues from administration fees.

Revenues from Administration Fees

In the second quarter of 2016, revenues from administration fees totaled R$362 million, which represented increases of 7.6% from the previous quarter and of 18.0% from the second quarter of 2015.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Pension Plan and Premium Bonds

Pension Plan Technical Provisions and Redemption Rate

On June 30, 2016, technical provisions for pension plan totaled R$136.7 billion, with increases of 5.1% from March 31, 2016 and of 20.7% compared to the same period of the previous year.

According to the National Federation of Pension and Life Insurance (FENAPREVI), in May 2016 our market share in total technical provisions was 23.3%, whereas our market share in plans for individuals was 23.5%, decreasing 60 and 70 basis points, respectively, from the same period of the previous year.

The redemption rate, which represents the ratio of redemptions to the balance of technical provisions for pension plans, reached 2.0%, a decrease of 10 basis points from the first quarter of 2016.

Total and Net Pension Plan Contributions(1)

In the quarter, total pension plan contributions reached R$5,944 million, increasing 21.0% from the previous quarter, which is marked by lower contributions, due to the typically seasonal effects of the period. Compared to the same period of the previous year, there was an increase of 19.3%. In the second quarter of 2016, net pension plan contributions reached R$3,157 million, a 28.2% increase from the second quarter of 2015.

(1) Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	2Q16	1Q16	change			2Q15	change
Revenues from Premium Bonds	151	150	1	0.7%		141	10	6.9%
Managerial Financial Margin	73	60	12	20.4%		62	10	16.3%
Non-interest Expenses	(85)	(74)	(10)	13.6%		(91)	6	-6.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(8)	(8)	(0)	1.9%		(7)	(0)	6.3%
Income before Tax and Minority Interests	130	127	3	2.3%		104	26	24.4%
Income Tax/Social Contribution and Minority Interests	(58)	(57)	(1)	2.5%		(42)	(16)	39.4%
Recurring Net Income	72	70	2	2.2%		63	9	14.5%
Efficiency Ratio (ER)	39.5%	37.0%		250	bps	46.6%		-710	bps

The PIC Premium Bonds product is targeted at clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client. The premium bonds business serves a large public demand and, at the end of the second quarter of 2016, had issued 13.6 million certificates.

In line with our sustainability principles, we have a partnership with Ayrton Senna Institute, a non-profit organization that works to improve the quality of education at public schools in Brazil. Part of the revenues from the monthly payments for premium bonds certificates is transferred to projects of this Institute.

In the second quarter of 2016, 570 clients received prizes in the aggregate amount of R$13.7 million. In the period, total sales of premium bonds under the traditional mode to account holders decreased 9.6% from the first quarter of 2016. Compared to the same period of the previous year, there was an increase of 13.2%. Total sales of premium bonds to Digital Branches clients accounted for 8.5% of total sales to account holders in the second quarter of 2016, with increases of 310 basis points from the first quarter of 2016 and of 760 basis points from the same period of the previous year.

In the second quarter of 2016, the Premium Bonds segment’s recurring net income reached R$72 million, a 2.2% increase from the previous quarter, mainly driven by higher managerial financial margin. Compared to the same period of the previous year, there was a 14.5% increase, mainly driven by higher revenues from premium bonds and managerial financial margin.

Premium Bonds Technical Provisions

On June 30, 2016, technical provisions for premium bonds reached R$2,996 million, with decreases of 1.0% from the previous quarter and of 2.5% from the second quarter of 2015.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Personnel Expenses	(4,609)	(4,359)	(250)	5.7%	(3,997)	(612)	15.3%	(8,967)	(8,183)	(784)	9.6%
Administrative Expenses	(3,993)	(3,694)	(299)	8.1%	(3,982)	(11)	0.3%	(7,687)	(7,608)	(79)	1.0%
Operating Expenses	(1,338)	(1,239)	(99)	8.0%	(1,256)	(81)	6.5%	(2,577)	(2,506)	(71)	2.8%
Other Tax Expense (*)	(103)	(87)	(16)	17.9%	(45)	(58)	130.4%	(190)	(177)	(14)	7.7%
Latin Amercia (ex-Brazil) (**)	(1,372)	(1,531)	158	-10.3%	(1,286)	(86)	6.7%	(2,903)	(2,523)	(379)	15.0%
Total	(11,415)	(10,909)	(505)	4.6%	(10,566)	(848)	8.0%	(22,324)	(20,996)	(1,327)	6.3%
( - ) Operations Abroad	(1,774)	(1,874)	100	-5.3%	(1,570)	(205)	13.0%	(3,648)	(3,135)	(514)	16.4%
Total (ex-operations abroad)	(9,640)	(9,035)	(605)	6.7%	(8,996)	(644)	7.2%	(18,675)	(17,862)	(814)	4.6%

(*) Does not include ISS, PIS and Cofins.

(**) Does not consider overhead allocation.

Non-interest expenses totaled R$11,415 million in the second quarter of 2016, up 4.6% from the first quarter of 2016. This increase was mainly driven by the increases of 8.1% in administrative expenses, of 5.7% in personnel expenses and of 8.0% in operating expenses. Our non-interest expenses in Latin America totaled R$1,372 million, down 10.3% compared to the previous quarter.

In the first half of 2016, non-interest expenses grew 6.3% compared to the same period of the previous year. Excluding operations abroad, these expenses would have increased 4.6%.

Personnel Expenses

In R$ millions	2Q16	1Q16	change
Compensation, Charges and Social	(3,040)	(2,843)	(198)
Profit Sharing (*)	(866)	(840)	(26)
Employee Terminations and Labor Claims	(667)	(642)	(25)
Training	(35)	(34)	(1)
Total	(4,609)	(4,359)	(250)

(*) Includes variable compensation, stock option plans and shares.

Personnel expenses totaled R$4,609 million in the second quarter of 2016, a 5.7% increase compared to the previous quarter. This increase was mainly driven by higher expenses on compensation, charges and social benefits, as a result of a lower number of employees on vacation in the second quarter when compared to the first quarter. This increase was also caused by higher expenses on profit sharing and terminations and labor claims, which grew 3.1% and 3.9%, respectively, from the previous quarter.

Number of Employees

The total number of employees decreased to 96,460 at the end of the second quarter of 2016, from 97,043 in the previous quarter.

Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Administrative Expenses

In R$ millions	2Q16	1Q16	change
Third-Party Services	(1,052)	(886)	(166)
Data Processing and Telecommunications	(912)	(859)	(53)
Facilities	(660)	(659)	(1)
Depreciation and Amortization	(504)	(485)	(19)
Advertising, Promotions and Publications	(212)	(189)	(24)
Security	(169)	(164)	(4)
Financial System Services	(137)	(146)	8
Transportation	(92)	(87)	(4)
Materials	(65)	(58)	(6)
Travel	(43)	(36)	(8)
Other	(147)	(124)	(22)
Total	(3,993)	(3,694)	(299)

At the end of the second quarter of 2016, administrative expenses totaled R$3,993 million, an increase of 8.1% compared to the first quarter of 2016. This increase was mainly due to higher expenses on third-party services, concentrated on advisory and consulting services, and to data processing driven by higher expenses on rental and maintenance of equipment. This increase was also caused by higher expenses on advertising, promotions and publications, mainly related to campaigns on internet and television.

Operating Expenses

In R$ millions	2Q16	1Q16	change
Provision for Contingencies	(334)	(336)	1
Selling - Credit Cards	(493)	(425)	(67)
Claims	(65)	(64)	(1)
Other	(446)	(414)	(32)
Total	(1,338)	(1,239)	(99)

Operating expenses increased by R$99 million in the second quarter of 2016 compared to the previous quarter, basically due to higher credit cards selling expenses.

Other Tax Expenses (*)

Other tax expenses totaled R$103 million in the second quarter of 2016, up R$16 million compared to the first quarter of 2016.

(*) Does not include ISS, PIS or Cofins.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present below the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result from loan losses).

Efficiency Ratio

In the 12-month period, the efficiency ratio reached 45.3%, an increase of 30 basis points from the same period of the previous year. In this period, our non-interest expenses grew 9.0%, in line with the accumulated inflation (8.8% - IPCA). On the other hand, our revenues increased 8.2%, mainly as a result of the challenging economic scenario.

In the second quarter of 2016, the efficiency ratio reached 46.7%, up 270 basis points from the first quarter of the year. This increase is a result of the 4.6% growth in expenses in the quarter, mainly driven by the seasonal effect that reduces costs in the beginning of the year.

Risk-Adjusted Efficiency Ratio

In the 12-month period, the risk-adjusted efficiency ratio, in the criteria including all expenses and the result from loan losses, net of recoveries, reached 67.2%, an increase of 490 basis points compared to the same period of 2015. In the same period, the result from loan losses grew 36.7%.

The risk-adjusted efficiency ratio reached 68.6% in the second quarter of 2016, an improvement of 360 basis points compared to the previous quarter, mainly driven by a lower result from loan losses.

The chart below shows the portions of operating revenues used to cover non-interest expenses and result from loan losses.

(*) Net of Tax Expenses for ISS, PIS, Cofins and Other (taxes on revenues), Claims and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Income Statement Analysis

Points of Service

Automated Teller Machines (ATMs) | Brazil and Abroad

At the end of the second quarter of 2016, the number of ATMs totaled 26,588, a decrease of 715 units compared to the second quarter of 2015. This decrease in the number of ATMs in third-parties’ establishments noted in past quarters is a result of the shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay.

(ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments.

(iii) Does not include points of sale and ATMs of Banco 24h.

Branches and Client Service Branches (CSB) | Brazil and Abroad We ended the second quarter of 2016 with 5,154 branches and client service branches (CSBs), including Brazil and Abroad.

In Brazil, the reduction in the number of brick and mortar branches and the increase in the number of digital branches is consistent with the profile of our customers, which has been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad.

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Our service network covers the entire Brazilian territory and adopts a segmentation strategy including structures, products and services developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSBs)

(1) Does not include branches and client service branches abroad and Itaú BBA.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,516 million in the second quarter of 2016, relatively stable compared to the previous quarter and up 4.9% from the same period of 2015.

Income Tax and Social Contribution on Net Income

In the second quarter of 2016, income tax and social contribution on net income (CSLL) expenses totaled R$1,899 million and the effective tax rate reached 24.8%.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Balance Sheet

Assets

On June 30, 2016, total assets amounted to R$1.4 trillion, relatively stable compared to the end of the previous quarter and with an increase of 4.7% in 12 months.

The breakdown of our assets and details on their main components are presented below:

Total Assets

Asset Breakdown | June 30, 2016

Short-term Interbank Investments and Securities Portfolio

On June 30, 2016, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$629.2 billion, a 5.8% increase when compared to the previous quarter. This increase was mainly due to the increase in short-term interbank investments, total public securities and derivative financial instruments.

In R$ millions, end of period	2Q16%		1Q16%		2Q15%
Short-term Interbank Investments	270,899	43.1%	237,642	39.9%	192,433	35.5%
Total Public Securities	124,813	19.8%	109,671	18.4%	135,411	25.0%
Public Securities - Domestic	108,806	17.3%	98,671	16.6%	125,015	23.0%
Public Securities - Foreign	16,007	2.5%	11,000	1.8%	10,397	1.9%
Denmark	1,386	0.2%	2,548	0.4%	3,029	0.6%
United States	1,656	0.3%	1,880	0.3%	1,209	0.2%
Korea	1,672	0.3%	2,172	0.4%	1,625	0.3%
Paraguay	1,150	0.2%	780	0.1%	1,444	0.3%
Chile	4,172	0.7%	1,766	0.3%	1,014	0.2%
Spain	753	0.1%	753	0.1%	307	0.1%
Argentina	670	0.1%	592	0.1%	848	0.2%
Uruguay	434	0.1%	249	0.0%	363	0.1%
Colombia	4,004	0.6%	11	0.0%	68	0.0%
Other	111	0.0%	250	0.0%	490	0.1%
Corporate Securities	66,683	10.6%	78,563	13.2%	72,211	13.3%
PGBL/VGBL - Fund Quotas	129,560	20.6%	122,899	20.7%	106,432	19.6%
Derivative Financial Instruments	37,211	5.9%	27,864	4.7%	20,674	3.8%
CorpBanca	-	-	18,419	3.1%	15,295	2.8%
Total	629,165	100.0%	595,058	100.0%	542,455	100.0%

Evolution of Short-Term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is presented below:

Securities by Category

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On June 30, 2016, the securities portfolio totaled R$321,056 million. The distribution of the securities portfolio remained relatively stable when compared to the previous quarter.

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Balance Sheet

Funding

In R$ millions, end of period	2Q16	1Q15	change	2Q15	change
Demand Deposits	58,763	58,557	0.4%	50,540	16.3%
Savings Deposits	104,479	107,292	-2.6%	113,974	-8.3%
Time Deposits	139,422	91,916	51.7%	88,914	56.8%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	144,384	148,139	-2.5%	134,932	7.0%
Funds from Bills (1) and Structured Operations Certificates	51,926	51,921	0.0%	31,018	67.4%
CorpBanca	-	79,045	-	70,950	-
(1) Total - Funding from Account Holders and Institutional Clients (*)	498,976	536,871	-7.1%	490,330	1.8%
Onlending	32,949	35,336	-6.8%	42,621	-22.7%
(2) Total – Funding from Clients	531,925	572,207	-7.0%	532,951	-0.2%
Assets Under Administration	835,194	807,267	3.5%	709,111	17.8%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	144,057	137,677	4.6%	121,652	18.4%
(3) Total – Clients	1,511,176	1,517,151	-0.4%	1,363,714	10.8%
Interbank deposits	6,367	8,552	-25.5%	27,014	-76.4%
Funds from Acceptance and Issuance of Securities	32,304	22,431	44.0%	21,156	52.7%
Total Funds from Clients + Interbank Deposits	1,549,847	1,548,134	0.1%	1,411,884	9.8%

Repurchase Agreements (2)	209,278	170,825	22.5%	170,368	22.8%
Borrowings	52,312	60,016	-12.8%	49,517	5.6%
Foreign Exchange Portfolio	58,145	64,240	-9.5%	66,429	-12.5%
Subordinated Debt	60,282	57,919	4.1%	59,228	1.8%
Collection and Payment of Taxes and Contributions	3,944	4,227	-6.7%	4,440	-11.2%
Working Capital (3)	96,723	89,153	8.5%	82,661	17.0%
CorpBanca	-	21,372	-	17,978	-
Working Capital and Other	480,684	467,751	2.8%	450,622	6.7%
Total Funds (Working Capital, Raised and Managed Assets)	2,030,530	2,015,885	0.7%	1,862,506	9.0%

(*) Funds from Institutional Clients totaled R$36,338 million, which corresponds to 7.3% of total funds raised with Account Holders and Institutional Clients.

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Equity + Non-Controlling Interest – Permanent Assets.

Total funds from clients, including interbank deposits, amounted to R$1.5 trillion at the end of the second quarter of 2016, an increase of R$137.962 million compared to the same period of the previous year.

Debentures issued by leasing companies of the conglomerate, after being purchased by the bank (the Conglomerate’s parent company), are negotiated with similar characteristics as those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements. Therefore, these deposits are reclassified in the table above as deposits from account holders. At the end of the second quarter of 2016, this type of funding totaled R$144,384 million.

Total funds (working capital, raised and managed assets) amounted to R$2.0 trillion at the end of the second quarter of 2016, an increase of R$168,024 million compared to the same period of the previous year.

Funds from clients (1)

(1) Includes institutional clients in the proportion of each type of product invested in by them.

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Balance Sheet

Loans to Funding Ratio

In R$ millions, end of period	2Q16	1Q15	change		2Q15	change
Funding from Clients	531,925	572,207	-7.0%		532,951	-0.2%
Funds from Acceptance and Issuance of Securities Abroad	32,304	22,431	44.0%		21,156	52.7%
Borrowings	52,312	60,016	-12.8%		49,517	5.6%
Other (1)	36,988	34,624	6.8%		30,101	22.9%
CorpBanca	-	13,774	-		11,666	-
Total (A)	653,528	703,052	-7.0%		645,390	1.3%
(-) Reserve Required by Brazilian Central Bank	(72,058)	(71,312)	1.0%		(67,912)	6.1%
(-) Cash (Currency) (2)	(21,852)	(26,910)	-18.8%		(23,908)	-8.6%
Total (B)	559,619	604,831	-7.5%		553,570	1.1%
Loan Portfolio (C) (3)	497,959	523,226	-4.8%		529,103	-5.9%
C/A	76.2%	74.4%	180	bps	82.0%	-580	bps
C/B	89.0%	86.5%	250	bps	95.6%	-660	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include endorsements and sureties.

The loans to funding ratio before deduction of compulsory deposits and cash and cash equivalents reached 76.2% at the end of the second quarter of 2016, up 180 basis point when compared to the previous quarter.

Excluding reserve requirements and cash and cash equivalents, this ratio reached 89.0% at the end of the second quarter of 2016 compared to 86.5% at the end of the first quarter of 2016.

Loan to Funding Ratio

(*) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

External Funding - Securities (1)

The table below highlights the main securities issued by Itaú Unibanco abroad in effect on June 30, 2016.

In US$ millions

Instrument	Issuer	Balance at Mar 31,16	Issuances	Amortization	Exchange Variation	Balance at Jun 30,16	Issue Date	Maturity Date	Coupon % p.a.
Fixed Rate Notes (2)	Itaú Chile	97				97	7/24/2007	7/24/2017	UF(4)+3.79%
Fixed Rate Notes (3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(4)+3.44%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	4/15/2010	4/15/2020	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,000				1,000	9/23/2010	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	250				250	1/24/2011	1/22/2021	5.75%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	500				500	6/15/2011	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	550				550	1/24/2012	12/21/2021	6.20%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,250				1,250	3/19/2012	3/19/2022	5.65%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,375				1,375	8/6/2012	8/6/2022	5.50%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,870				1,870	11/13/2012	5/13/2023	5.13%
Medium Term Notes	Itaú Unibanco Holding S.A., Grand Cayman Branch	1,050				1,050	5/26/2015	5/26/2018	2.85%
Structured Notes (5)		2,123	142	(32)		2,234
Total		11,163	142	(32)	-	11,273

(1) The balances refer to principal amounts and does not consider external funding from CorpBanca; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Development Financial Unit; (5) Structured Notes.

On June 30, 2016, funds obtained abroad totaled US$11,273 million, corresponding to an increase of US$110 million compared to the first quarter of 2016 (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On June 30, 2016, the net exchange position was a liability of US$14,794 million.

Assets | June 30, 2016

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Cash and Cash Equivalents	21,852	6,924	5,647	1,277	14,955
Short - Term Interbank Investments	270,899	250,741	250,741	0	20,320
Securities and Derivative Instruments	358,267	285,826	282,541	3,286	107,438
Loans, Leases and Other Loan Operations	459,489	295,060	282,199	12,860	221,831
Loans	497,959	329,354	316,494	12,860	226,006
(Allowance for Loan Losses)	(38,470)	(34,295)	(34,295)	0	(4,175)
Other Assets	258,185	208,382	192,407	15,975	71,283
Foreign Exchange Portfolio	56,527	26,019	10,225	15,794	51,730
Other	201,658	182,364	182,182	181	19,553
Permanent Assets	27,165	90,587	18,849	71,738	8,281
Total Assets	1,395,856	1,137,520	1,032,384	105,136	444,107
Derivatives - Purchased Positions				288,289
Total Assets After Adjustments (a)				393,425

Liabilities | June 30, 2016

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Deposits	309,032	168,180	167,666	514	141,040
Funds Received under Securities Repurchase Agreements	353,662	334,648	334,648	0	19,014
Funds from Acceptances and Issue of Securities	84,230	85,375	53,040	32,334	31,517
Borrowings and Onlendings	85,261	92,819	33,662	59,157	49,842
Interbank and Interbranch Accounts	11,067	10,556	7,193	3,364	511
Derivative Financial Instruments	34,506	19,514	19,514	-	14,992
Other Liabilities	248,429	168,555	154,201	14,354	103,691
Foreign Exchange Portfolio	58,145	27,622	13,429	14,193	51,746
Other	190,283	140,933	140,772	161	51,945
Technical Provisions of Insurance, Pension Plan and Premium Bonds	144,057	143,981	143,979	2	76
Deferred Income	1,724	1,537	981	556	187
Minority Interest in Subsidiaries	13,301	1,793	1,793	-	11,508
Stockholders' Equity of Parent Company	110,587	110,561	110,561	-	71,729
Capital Stock and Reserves	99,885	100,441	100,441	-	71,000
Net Income	10,702	10,120	10,120	-	728
Total Liabilities and Equity	1,395,856	1,137,520	1,027,239	110,280	444,107
Derivatives - Sold Positions				330,632
Total Liabilities and Equity After Adjustments (b)				440,912
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(47,487)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(14,794)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

We present below the net exchange position, a liability position at a higher volume than the balance of hedged assets, which, when including the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the mitigation of the exposure to foreign exchange variations.

In R$ millions, end of period	2Q16	1Q16	change
Investments Abroad	71,738	65,424	6,314	9.7%
Net Foreign Exchange Position (Except Investments Abroad)	(119,224)	(104,009)	(15,216)	14.6%
Total	(47,487)	(38,585)	(8,902)	23.1%
Total in US$	(14,794)	(10,842)	(3,953)	36.5%

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Capital Ratios (BIS)

Solvency Ratios | Prudential Conglomerate1

	With CorpBanca	Without CorpBanca
In R$ millions, end of period	2Q16	1Q16	2Q15
Stockholders' equity of the parent company	110,587	106,647	100,711
Consolidated stockholders’ equity (BACEN)	126,874	110,962	105,888
Deductions from core capital	(15,410)	(11,742)	(8,929)
Core Capital	111,464	99,220	96,959
Additional Capital	685	70	49
Tier I	112,149	99,290	97,008
Tier II	23,686	23,582	29,416
Referential Equity (Tier I and Tier II)	135,835	122,872	126,424
Required Referential Equity	74,272	68,621	81,003
Risk-weighted Assets (RWA)	752,120	694,899	736,393
Excess Capital	61,563	54,250	45,421
Amount Required for Additional Common Equity Tier I Capital (ACPRequired)	4,701	4,343	-
Ratios (%)
Tier I (Core Capital + Additional Capital)	14.9	14.3	13.2
Tier II	3.2	3.4	4.0
BIS (Referential Equity / Total Risk-weighted Exposure)	18.1	17.7	17.2

¹ Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

Minimum Total Capital requirement corresponds to 9.875% from January to December 2016, decreasing gradually to 8% in January 2019. Additionally, the Brazilian Central Bank rules established the Additional Common Equity Tier I Capital (ACP), comprised of the sum of ACPConservation, ACPCountercyclical and ACPSistemic, which, combined with minimum Total Capital, increase capital requirements over time. Any insufficiency in connection with these ACP requirements will result in restrictions detailed in CMN Resolution No. 4,193.

In conformity with CMN Resolution No. 4,193, the sum of the amounts ACPConservation and ACPCountercyclical will gradually increase, from 0.625% as of January 2016 to 2.5% as of January 2019. In conformity with BACEN Circular No. 3,769, however, at present the amount calculated for the ACPCountercyclical is equivalent to zero, and in the case of increases in this amount, the new percentage will become effective 12 months after it is disclosed. According to Circular No. 3,768 of the Brazilian Central Bank, the ACPSistemic currently applicable to Itaú Unibanco is 0%, and will gradually increase from 0.25% as of January 2017 to 1% as of January 2019.

On June 30, 2016, ACP amounted to R$4,701 million, and did not result in restrictions to Itaú Unibanco in connection with any insufficient Additional Common Equity Tier I Capital.

Referential Equity | Prudential Conglomerate

On June 30, 2016, our Referential Equity reached R$135,835 million, an increase of R$12,964 million compared to March 31, 2016, mainly driven by a higher Tier I Capital, which reached R$112,149 million at the end of the second quarter of 2016, an additional R$12,859 million amount from March 31, 2016, mainly driven by the result for the period and by the increase in minority interests (CorpBanca effect). Tier II Capital totaled R$23,686 million at the end of the second quarter of 2016, an increase of R$105 million from March 31, 2016.

Taking into consideration our current capital base, if we immediately fully applied the Basel III rules established by the Brazilian Central Bank, our core capital (Common Equity Tier I) would be 14.1% on June 30, 2016, including the use of tax credits. This scenario is presented in the following chart.

Estimated Core Capital Ratio according to Full Basel III Rules

(Common Equity Tier I)

¹ Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

2 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019.

³ Does not include any reversal of the complementary allowance for loan losses.

Solvency Ratios | Prudential Conglomerate

On June 30, 2016, the BIS ratio reached 18.1%, an increase of 40 basis points from March 31, 2016. This increase was mainly due to the quarter result and to the effect of foreign exchange variation in the period, which together were higher than the negative impact of CorpBanca consolidation.

Our BIS ratio exceeds by 760 basis points the sum of the minimum requirements of the Reference Equity and the Additional Common Equity Tier I Capital established by the Brazilian Central Bank for 2016 (equivalent to 10.5%).

In addition to these minimum capital requirements, Circular No. 3,748 of the Brazilian Central Bank added a Leverage Ratio to the Basel III framework, defined as the ratio of Tier I Capital to Total Exposure (calculated based on this Circular). On June 30, 2016, the Leverage Ratio reached 8.6%.

Itaú Unibanco Holding S.A.	42

Management Discussion & Analysis	Capital Ratios (BIS)

Risk Exposure
	With CorpBanca	Without CorpBanca
In R$ millions, end of period	2Q16	1Q16	2Q15
Credit Risk-weighted Assets (RWACPAD)	690,963	637,179	681,622
FPR at 2%	161	149	101
FPR at 20%	7,121	6,484	6,085
FPR at 35%	11,396	11,888	9,050
FPR at 50%	47,095	46,622	42,723
FPR at 75%	141,482	129,244	142,557
FPR at 85%	116,582	117,929	142,034
FPR at 100%	314,034	267,515	275,611
FPR at 250%	28,267	36,973	36,339
FPR at 300%	7,968	9,066	13,362
FPR up to 1250% ¹	1,744	1,305	1,407
Derivatives – future potential gain and variation of the counterparty credit quality	15,112	10,005	12,353
Operational Risk-weighted Assets (RWAOPAD)	43,448	37,364	35,509
Market Risk-weighted Assets (RWAMPAD)	17,709	20,356	19,262
Gold, foreign currency and operations subject to exchange rate variation (RWACAM)	1,231	3,040	7,605
Operations subject to interest rate variation (RWAJUR)	15,656	15,779	9,957
Operations subject to commodity price variations (RWACOM)	510	624	573
Operations subject to stock price variation (RWAACS)	312	913	1,128
Total Risk-weighted Exposure (RWA) [RWACPAD+ RWAOPAD+RWAMPAD]	752,120	694,899	736,393

Note: FPR - Risk Weighting Factor.

¹ Includes the application of the “F” factor, as required by Article 29 of Circular No. 3,644/13.

On June 30, 2016, total risk-weighted exposure amounted to R$752,120 million, an increase of R$57,222 million compared to March 31, 2016, mainly driven by the increase in credit risk-weighted assets (RWACPAD), which reached R$690,963 million on June 30, 2016. The CorpBanca´s consolidation was the main factor for this variation.

In the second quarter of 2016, the operational risk-weighted assets (RWAOPAD) reached R$43,448 million, an increase of R$6,084 million compared to March 31, 2016. The RWAOPAD is calculated every six months, according to Circulars Nos. 3,640, 3,675, and 3,739 of the Brazilian Central Bank.

On June 30, 2016, market risk-weighted assets (RWAMPAD) totaled R$17,709 million, a decrease of R$2,647 million compared to March 31, 2016, mainly due to the lower portion associated to the exposure to gold, foreign currency and operations subject to exchange rate variation (RWACAM).

Evolution of the Composition of the Risk-weighted Exposure

Credit Risk-weighted Exposure

Risk-weighted ROA

In the second quarter of 2016, annualized recurring return on average risk-weighted assets reached 3.1%, a 10 basis point increase compared to the previous quarter.

The risk-weighted leverage was 5.5 in the period, a 20 basis point decrease, mainly driven by the Referential Equity increase.

Itaú Unibanco Holding S.A.	43

Management Discussion & Analysis	Risk Management

Corporate Principles of Risk and Capital Management

We regard risk and capital management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to our shareholders.

Risk management encompasses the entire institution and is in line with the guidelines of the Board of Directors and Senior Management, which, through Senior Committees, determine the overall goals, expressed as targets and limits for the risk management business units. Meanwhile, the control and capital management units support Itaú Unibanco’s management by means of monitoring processes and risk and capital analysis.

In order to strengthen our values and align our employee’s behavior to the guidelines established by our risk management, we have several initiatives aimed at encouraging compliance with our risk culture. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of our employees in connection with management of risks inherent in activities carried out on an individual basis, complying with our ethical business management.

We adopt a prospective approach regarding capital management, and, through the Internal Capital Adequacy Assessment Process (ICAAP), we assess the sufficiency of regulatory capital to cover our risks, represented by the regulatory capital for credit, market and operational risks, as well as the capital required to cover other risks. The ICAAP process comprises the following phases: identification of material risks, definition of additional capital requirement to material risks and of internal methodologies for capital quantification; preparation of the capital plan, for normal and stress situations, and structuring the capital contingency plan. The result of the last ICAAP – conducted as of December 2015 – indicated that, in addition to capital to face all material risks, we have significant capital surplus, thus assuring the institution’s equity soundness.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar III.

Credit Risk

Our credit risk management is aimed at maintaining the loan portfolio quality at levels consistent with our risk appetite for each market segment in which we operate.

The credit risk control is centralized and carried out by a department independent from the business units and responsible for risk control. The main responsibilities include monitoring and controlling the performance of loan portfolios, and managing the process of development, review and approval of institutional credit risk policies.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always aiming at the proper identification and evaluation of risks, the creation of value for shareholders, as well as the protection of our assets and image.

Liquidity Risk

The liquidity risk measurement comprises all financial operations of our companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision for endorsements and sureties and lines of credit raised but not used.

Liquidity risk management and control is carried out on a daily basis, through a governance approved in Senior Committees that establishes, among others, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal and also regulatory methodologies.

As from the second quarter of 2016, we started to inform liquidity coverage ratio (LCR), which is calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with international guidelines. The average ratio for the quarter was 190.2%.

Market Risk

Our market risk is controlled by a department independent from the business units and responsible for carrying out, on a daily basis: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk results to those accountable for in the business units, in accordance with our governance, (v) monitoring the actions required to adjust positions and/or risk levels to make them feasible, and (vi) supporting the safe launch of new financial products. To this end, Itaú Unibanco has a structured communication and information process that provides feedback for the monitoring of Senior Committees and compliance with the requirements of Brazilian and foreign regulatory bodies.

VaR of Itaú Unibanco Holding

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. Since the first quarter of 2016, we choose to incorporate the exposures of each external unit to calculate our consolidated VaR, in order to also include the risk of these units, thereby improving the methodology used.

Maintaining our conservative management and portfolio diversification, we follow our policy of operating within low limits in connection with our capital in the period.

	With	Without
VaR by Risk Factor (1)	CorpBanca	CorpBanca
In R$ millions, end of period	2Q16(2)	1Q16(2)
Itaú Unibanco
Brazilian Interest rates	219.5	165.4
Other Foreign Interest rates	109.0	102.0
FX rates	16.3	20.7
Brazilian Inflation Indexes	149.7	140.2
Equities and Commodities	72.4	62.5
Diversification Effect	(335.7)	(315.8)
Total VaR	231.2	174.9
Maximum VaR in the Quarter	237.5	208.5
Average VaR in the Quarter	205.9	174.1
Minimum VaR in the Quarter	167.9	155.1

(1) The Values represented above consider 1 day as time horizon and 99% confidence.

(2) The VaR by risk factors includes foreign units.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	44

2nd quarter of 2016

Management Discussion & Analysis

Business Analysis

Itaú Unibanco Holding S.A.

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Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Segment Analysis

Pro Forma Adjustments

Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

As of the first quarter of 2015, we changed the presentation of our segments in order to reflect the bank’s current organizational structure. We report on the following segments: (a) Retail Banking, (b) Wholesale Banking and (d) Activities with the Market + Corporation. Retail Banking include the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of the Private Bank and Latam operations to the Wholesale Banking.

The Activities with the Market + Corporation column presents the result from excess capital, excess subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our stake in Porto Seguro.

Allocated Capital

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate

We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is stated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	47

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On June 30, 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	864,184	572,930	111,200	1,368,692
Cash and Cash Equivalents	15,575	6,282	-	21,852
Short-term Interbank Investments	320,157	100,903	-	270,899
Securities and Derivative Financial Instruments	193,016	154,080	33,277	358,267
Interbank and Interbranch Accounts	69,678	5,396	-	73,626
Loan, Lease and Other Credit Operations	215,432	282,527	-	497,959
(Allowance for Loan Losses)	(17,356)	(10,890)	-	(28,246)
(Complementary Expected Loss Provisions)	-	-	(10,224)	(10,224)
Other Assets	67,683	34,633	88,146	184,560
Foreign Exchange Portfolio	7,171	15,469	38,952	56,527
Others	60,512	19,163	49,194	128,033
Permanent Assets	15,061	10,186	1,918	27,165
Total Assets	879,245	583,116	113,118	1,395,856
Liabilities and Equity
Current and Long-Term Liabilities	844,452	521,573	83,841	1,270,244
Deposits	205,632	203,440	-	309,032
Deposits Received under Securities Repurchase Agreements	331,863	56,001	-	353,662
Funds from Acceptances and Issue of Securities	69,960	51,756	-	84,230
Interbank and Interbranch Accounts	6,172	4,896	-	11,067
Borrowings and Onlendings	2,757	82,505	-	85,261
Derivative Financial Instruments	23	36,800	-	34,506
Other Liabilities	116,743	53,422	83,841	248,429
Foreign Exchange Portfolio	7,678	15,687	39,845	58,145
Others	109,065	37,735	43,996	190,283
Technical Provisions for Insurance, Pension Plans and Premium Bonds	111,303	32,754	-	144,057
Deferred Income	1,452	272	-	1,724
Minority Interest in Subsidiaries	1,739	11,491	70	13,301
Economic Allocated Capital - Tier I (*)	31,601	49,779	29,206	110,587
Total Liabilities and Equity	879,245	583,116	113,118	1,395,856

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 2nd quarter of 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,402	7,236	1,840	26,478
Managerial Financial Margin	9,776	4,989	1,822	16,588
Financial Margin with Clients	9,776	4,989	302	15,068
Financial Margin with the Market	-	-	1,520	1,520
Commissions and Fees	5,653	2,151	12	7,816
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,973	96	5	2,074
Result from Loan Losses	(3,556)	(1,794)	(15)	(5,365)
Provision for Loan Losses	(4,380)	(1,942)	(15)	(6,337)
Recovery of Loans Written Off as Losses	824	148	-	972
Retained Claims	(339)	(13)	-	(352)
Operating Margin	13,507	5,429	1,825	20,761
Other Operating Income/(Expenses)	(9,133)	(3,471)	(489)	(13,093)
Non-interest Expenses	(7,895)	(3,102)	(417)	(11,415)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,077)	(368)	(71)	(1,516)
Insurance Selling Expenses	(160)	(0)	(1)	(162)
Income before Tax and Minority Interests	4,374	1,958	1,336	7,669
Income Tax and Social Contribution	(1,540)	(338)	(22)	(1,899)
Minority Interests in Subsidiaries	(63)	(126)	(6)	(195)
Recurring Net Income	2,772	1,494	1,308	5,575
Recurring Return on Average Allocated Capital	34.2%	12.6%	18.4%	20.6%
Efficiency Ratio (ER)	49.9%	45.3%	23.6%	46.7%
Risk-Adjusted Efficiency Ratio (RAER)	72.4%	71.4%	24.4%	68.6%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	48

Management Discussion & Analysis	Segment Analysis

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On March 31, 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	827,012	611,344	112,892	1,371,979
Cash and Cash Equivalents	13,088	13,827	-	26,910
Short-term Interbank Investments	296,895	90,467	-	237,828
Securities and Derivative Financial Instruments	181,478	165,182	32,237	357,230
Interbank and Interbranch Accounts	67,058	6,557	-	72,222
Loan, Lease and Other Credit Operations	218,337	304,889	-	523,226
(Allowance for Loan Losses)	(17,303)	(9,953)	-	(27,256)
(Complementary Expected Loss Provisions)	-	-	(10,985)	(10,985)
Other Assets	67,458	40,375	91,639	192,805
Foreign Exchange Portfolio	8,093	17,458	43,960	63,795
Others	59,366	22,917	47,679	129,011
Permanent Assets	15,116	8,673	1,863	25,652
Total Assets	842,128	620,017	114,755	1,397,631
Liabilities and Equity
Current and Long-Term Liabilities	805,621	564,540	86,538	1,277,430
Deposits	221,115	212,015	-	333,247
Deposits Received under Securities Repurchase Agreements	293,263	62,573	-	323,012
Funds from Acceptances and Issue of Securities	66,240	58,178	-	86,468
Interbank and Interbranch Accounts	5,000	4,825	-	9,823
Borrowings and Onlendings	4,512	99,748	-	104,260
Derivative Financial Instruments	20	35,667	-	33,267
Other Liabilities	108,648	60,679	86,538	249,677
Foreign Exchange Portfolio	8,483	17,332	44,142	64,240
Others	100,165	43,347	42,396	185,437
Technical Provisions for Insurance, Pension Plans and Premium Bonds	106,823	30,854	-	137,677
Deferred Income	1,519	328	-	1,847
Minority Interest in Subsidiaries	1,694	9,909	105	11,707
Economic Allocated Capital - Tier I (*)	33,294	45,241	28,112	106,647
Total Liabilities and Equity	842,128	620,017	114,755	1,397,631

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 1st quarter of 2016

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	17,074	7,838	1,971	26,884
Managerial Financial Margin	9,646	5,802	1,964	17,412
Financial Margin with Clients	9,646	5,802	227	15,675
Financial Margin with the Market	-	-	1,737	1,737
Commissions and Fees	5,422	1,906	2	7,331
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,006	130	5	2,141
Result from Loan Losses	(3,633)	(3,430)	90	(6,973)
Provision for Loan Losses	(4,413)	(3,501)	90	(7,824)
Recovery of Loans Written Off as Losses	780	71	-	851
Retained Claims	(379)	(15)	-	(394)
Operating Margin	13,062	4,393	2,061	19,516
Other Operating Income/(Expenses)	(8,652)	(3,457)	(511)	(12,620)
Non-interest Expenses	(7,394)	(3,153)	(362)	(10,909)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,065)	(303)	(147)	(1,515)
Insurance Selling Expenses	(193)	(0)	(2)	(196)
Income before Tax and Minority Interests	4,410	936	1,550	6,896
Income Tax and Social Contribution	(1,580)	(37)	(123)	(1,739)
Minority Interests in Subsidiaries	(58)	70	(6)	6
Recurring Net Income	2,772	969	1,421	5,162
Recurring Return on Average Allocated Capital	34.2%	8.7%	20.3%	19.6%
Efficiency Ratio (ER)	47.9%	41.9%	19.9%	44.0%
Risk-Adjusted Efficiency Ratio (RAER)	71.4%	87.6%	14.9%	72.2%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	49

Management Discussion & Analysis	Segment Analysis

Retail Banking

The revenues from Retail Banking come from the offer of banking products and services to retail and high-income clients and very small and small companies, in addition to financial products and services offered to our non-account holder clients, including vehicle financing and credit cards offered outside the branch network, and Itaú BMG Consignado operations.

In the second quarter of 2016, recurring net income for the segment totaled R$2,772 million, remaining stable compared to the previous quarter.

The stability of net income for the quarter is due to the 1.9% increase in banking revenues, which, associated to a 2.1% decrease in the result from loan losses, was offset by a 6.8% increase in non-interest expenses.

The increase in operating revenues was mainly driven by the increases of 4.2% in commissions and fees and of 1.4% in financial margin with clients. The lower result from loan losses in the segment was driven by a 0.7% decrease in the provision for loan losses, whereas credit recovery increased 5.7%.

The Retail Banking annualized return on allocated capital reached 34.2% in the second quarter of 2016. The efficiency ratio was 49.9% and the risk-adjusted efficiency ratio reached 72.4%.

Loan Portfolio – Retail Banking

The loan portfolio totaled R$215,432 million at the end of June 2016, decreasing 1.3% compared to March 31, 2016.

Wholesale Banking

The revenues from the Wholesale Banking segment come from: i) activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the result from our units abroad, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and institutional clients.

In the second quarter of 2016, net income of the Wholesale Banking segment reached R$ 1,494 million, an increase of 54.2% from the previous quarter. This increase was mainly driven by the reduction of 47.7% in the result from loan losses, which was partially offset by the decrease of 7.7% in operating revenues, mainly due to the 14.0% decrease in the financial margin with clients. In the quarter, the margin was impacted by the impairment of securities in the amount of R$539 million.

The reduction in result from loan losses, totaling R$1,794 million in the second quarter of 2016, was mainly due to the decrease of 44.5%, or R$1,559 million, in the provision for loan losses, due to lower provision for loan losses for specific economic groups and to the transfer of complementary allowance to the provision required by Resolution No. 2,682.

Non-interest expenses decreased 1.6% from the first quarter of 2016 and totaled R$3,102million in the current period.

In the second quarter of 2016, the segment’s return on allocated capital reached 12.6%, the efficiency ratio was 45.3% and the risk-adjusted efficiency ratio was 71.4%.

Loan Portfolio – Wholesale Banking

The loan portfolio reached R$282,527 million on June 30, 2016, down 7.3% compared to March 31, 2016.

Middle Market

This sub-segment serves approximately 29 thousand clients (economic groups) with sales between R$30 million and R$200 million.

Our result is well balanced between earnings from loans and services. Our risk appetite continues to focus on high-rating clients, and 69% of loans are granted to B2 and higher ratings (internal rating).

Our credit portfolio (including sureties and endorsements) decreased 11% from the first quarter of 2016.

Large Companies

Our clients are approximately 5,800 large corporate groups and 190 financial institutions. We offer them a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets.

The credit portfolio (including endorsements and sureties) decreased 12.0% from the end of June 2015, and the highlight is the decrease in foreign currency products. In our loan portfolio, 85% of credits are rated “AA”, “A” and “B”, according to criteria set forth in Resolution No. 2,682 of the National Monetary Council.

For derivatives, we maintained our outstanding position in CETIP (Clearing House for the Custody and Financial Settlement of Securities). We focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities.

Investment Banking

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$3 billion up to June 2016.

Mergers and Acquisitions: in the period from January to June 2016, our Merger and Acquisition operation provided financial advisory on 16 transactions in Latin America, totaling US$4.8 billion, and reached the leadership in the Thomson Reuters ranking.

Project Finance: we ranked first in the ANBIMA¹ ranking for Financial Advisory on Long-Term Financing. This category includes long-term financing for the implementation of infrastructure projects in many different sectors, such as energy, roads, urban mobility, water treatment and airports.

We work as financial advisor and/or creditor to the implementation of three wind power generation projects, totaling approximately R$700 million in financing. These projects result in approximately 350 MW installed power and R$1.85 billion investments.

1 Brazilian Financial and Capital Markets Association, considering financed volume.

Itaú Unibanco Holding S.A.	50

Management Discussion & Analysis	Segment Analysis

Additionally, we were financial advisors to the long-term financing from BNDES of R$882 million to the concession of the BR-101 road (476 km long, in the State of Espírito Santo), and to the structuring of debentures, in the amount of R$933 million to the Subway Line 4 project in the city of Rio de Janeiro.

Wealth Management and Services

Asset Management

In May 2016, we reached R$503.5 billion (*) in managed assets, which accounted for 15.9% of the market. In the last 12 months, the volume of managed assets grew 18.0% in the aggregate, and noteworthy were fixed income and pension plan funds. In addition to a strong local presence, we are present in the world’s major financial centers, with strategically allocated professionals, searching for opportunities and investment solutions appropriate for different customer profiles.

Kinea, the investments management company controlled by Itaú Unibanco, holds R$7.89 billion in managed assets.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – May 2016. Considers Itaú Unibanco and Intrag.

Securities Services

With four lines of business, the Securities Services area serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 3,340 clients in 22 countries. We ended June 2016 with a custody market share of 23.8% and a total of R$1,151 billion in assets under custody, an increase of 11.3% from the same period of 2015. Our business lines are:

Local Custody and Fiduciary Administration: we offer custody and accounting services for portfolios, investment, mutual and pension funds, services of fund administration, rebalancing fund services and contracting of service providers. We ended June with a total of R$999 billion under custody, up 14.9% from the same period of 2015.

International Custody: we offer services of custody and representation to investors outside Brazil, custody of ADR programs and depositary services for Brazilian Depositary Receipts (BDR) programs. We ended June 2016 with R$152 billion under custody, a decrease of 7.7% from the volume under custody in the same period of 2015.

Corporate Solutions: we offer many solutions for capital markets, such as control of stock option programs, bookkeeping of shares, debentures, and settlement and custody of promissory notes and bank credit notes. We also work as guarantee agents in operations of Project Finance, Escrow Accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 217 companies listed on the BM&F Bovespa, representing 61.1% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 446 issues in June 2016.

Source: Itaú Unibanco, ANBIMA (Brazilian Financial and Capital Markets Association) and BM&F Bovespa – Junho 2016

Private Bank

With a full global wealth management platform, we are the market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from our eight offices in Brazil and other offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

Activities Abroad

Our activities abroad include business with retail clients and large companies, and investment banking activities in nineteen countries outside Brazil.

Itaú Unibanco Holding S.A.	51

Management Discussion & Analysis	Results - Brazil and Latin America

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on the next pages.

Income Statement | Quarterly Change

	2Q16			1Q16			change
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	26,478	23,972	2,507	26,884	24,470	2,413	-1.5%	-2.0%	3.9%
Managerial Financial Margin	16,588	14,835	1,753	17,412	15,624	1,788	-4.7%	-5.1%	-1.9%
Financial Margin with Clients	15,068	13,607	1,461	15,675	14,010	1,665	-3.9%	-2.9%	-12.3%
Financial Margin with the Market	1,520	1,228	293	1,737	1,615	122	-12.5%	-24.0%	139.4%
Commissions and Fees	7,816	7,094	722	7,331	6,743	588	6.6%	5.2%	22.8%
Result from Insurance [2]	2,074	2,042	32	2,141	2,103	38	-3.1%	-2.9%	-16.7%
Result from Loan Losses	(5,365)	(5,015)	(351)	(6,973)	(6,237)	(736)	-23.1%	-19.6%	-52.4%
Provision for Loan Losses	(6,337)	(5,941)	(396)	(7,824)	(7,051)	(772)	-19.0%	-15.7%	-48.7%
Recovery of Loans Written Off as Losses	972	927	45	851	814	37	14.3%	13.8%	24.0%
Retained Claims	(352)	(344)	(8)	(394)	(384)	(11)	-10.7%	-10.3%	-25.7%
Other Operating Expenses	(13,093)	(11,464)	(1,629)	(12,620)	(10,982)	(1,639)	3.7%	4.4%	-0.6%
Non-interest Expenses	(11,415)	(9,828)	(1,587)	(10,909)	(9,294)	(1,615)	4.6%	5.7%	-1.8%
Tax Expenses and Other [3]	(1,678)	(1,636)	(42)	(1,711)	(1,688)	(24)	-1.9%	-3.1%	77.9%
Income before Tax and Minority Interests	7,669	7,149	520	6,896	6,868	28	11.2%	4.1%	-
Income Tax and Social Contribution	(1,899)	(1,857)	(42)	(1,739)	(1,776)	36	9.2%	4.6%	-216.1%
Minority Interests in Subsidiaries	(195)	(69)	(126)	6	(64)	70	-	7.3%	-280.1%
Recurring Net Income	5,575	5,223	352	5,162	5,028	134	8.0%	3.9%	161.7%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Income Statement | Year-to-date Change

	1H16			1H15			change
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	53,362	48,442	4,920	52,491	47,759	4,732	1.7%	1.4%	4.0%
Managerial Financial Margin	34,000	30,459	3,541	34,037	30,580	3,457	-0.1%	-0.4%	2.4%
Financial Margin with Clients	30,743	27,617	3,126	30,604	27,307	3,297	0.5%	1.1%	-5.2%
Financial Margin with the Market	3,258	2,843	415	3,432	3,272	160	-5.1%	-13.1%	159.5%
Commissions and Fees	15,147	13,837	1,309	14,141	12,911	1,230	7.1%	7.2%	6.4%
Result from Insurance [2]	4,215	4,145	70	4,314	4,269	46	-2.3%	-2.9%	53.3%
Result from Loan Losses	(12,338)	(11,252)	(1,086)	(9,238)	(8,566)	(671)	33.6%	31.4%	61.8%
Provision for Loan Losses	(14,161)	(12,993)	(1,168)	(11,482)	(10,732)	(750)	23.3%	21.1%	55.8%
Recovery of Loans Written Off as Losses	1,823	1,741	82	2,244	2,166	79	-18.8%	-19.6%	4.2%
Retained Claims	(746)	(728)	(18)	(753)	(740)	(13)	-0.9%	-1.7%	39.3%
Other Operating Expenses	(25,713)	(22,446)	(3,267)	(24,431)	(21,727)	(2,704)	5.2%	3.3%	20.8%
Non-interest Expenses	(22,324)	(19,122)	(3,202)	(20,997)	(18,342)	(2,655)	6.3%	4.3%	20.6%
Tax Expenses and Other [3]	(3,389)	(3,324)	(66)	(3,434)	(3,385)	(49)	-1.3%	-1.8%	33.8%
Income before Tax and Minority Interests	14,564	14,016	548	18,069	16,725	1,344	-19.4%	-16.2%	-59.2%
Income Tax and Social Contribution	(3,638)	(3,632)	(6)	(5,408)	(5,066)	(343)	-32.7%	-28.3%	-98.3%
Minority Interests in Subsidiaries	(189)	(133)	(56)	(703)	(185)	(518)	-73.1%	-28.1%	-89.2%
Recurring Net Income	10,737	10,251	486	11,958	11,475	483	-10.2%	-10.7%	0.7%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	52

Management Discussion & Analysis	Activities Abroad

In Argentina, Chile, Paraguay, Uruguay and Colombia we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. In Peru, we have an Itaú BBA representation office.

As from April 1, 2016, after obtaining all shareholders and regulatory approvals required, the merger of operations between Banco Itaú Chile and CorpBanca was concluded. As consequence, we now hold the control of the resulting bank (Itaú CorpBanca) with a 33.58% stake in its capital. In the second quarter, Itaú CorpBanca’s financial statements were consolidated in our accounting numbers. The technological and operational integration of this process should be completed at the end of 2017, and merger synergies are expected to become more evident in 2018.

With this operation, we now rank 4th, from a previous 7th place, among the largest private banks in Chile in terms of loans and we have entered the financial retail market in Colombia through Banco CorpBanca Colombia S.A., the 5th largest bank in terms of loans, which will also operate under the “Itaú” brand. Furthermore, we currently operate in Panama.

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo), mainly serving institutional, investment banking, corporate and private banking clients.

Information about the number of employees abroad and the international service network is presented below:

Employees Abroad

*Considers employees from Panama

International Service Network

Itaú Unibanco Holding S.A.	53

Management Discussion & Analysis	Activities Abroad

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay, mainly focused in commercial bank and, with the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office.

We present consolidated results for Latin America as well as for its respective countries in constant currency(1) and, in managerial concept(2) , which includes the allocation of Brazil’s cost structure and the impact of Brazilian income tax.

Income Statement | Latin America (3)

	2Q16			1Q16
							Change
	Nominal	Exchange	Constant	Nominal	Exchange	Constant	in Constant
In R$ millions	Currency	Rate Effect (1)	Currency	Currency	Rate Effect (1)	Currency	Currency
Operating Revenues	2,507	(200)	2,307	2,413	(232)	2,181	5.8%
Managerial Financial Margin	1,753	(174)	1,580	1,788	(178)	1,610	-1.9%
Financial Margin with Clients	1,461	(51)	1,410	1,665	(150)	1,515	-7.0%
Financial Margin with the Market	293	(123)	170	122	(28)	95	79.5%
Commissions and Fees	722	(26)	696	588	(53)	534	30.2%
Insurance, Pension Plan and Premium Bonds	32	(1)	31	38	(2)	36	-14.5%
Result from Loan Losses	(351)	11	(339)	(736)	64	(672)	-49.5%
Provision for Loan Losses	(396)	12	(383)	(772)	67	(706)	-45.7%
Recovery of Loans Written Off as Losses	45	(1)	44	37	(3)	34	31.5%
Retained Claims	(8)	0	(8)	(11)	0	(10)	-24.1%
Other Operating Expenses	(1,629)	60	(1,568)	(1,639)	124	(1,514)	3.6%
Non-Interest Expenses	(1,587)	46	(1,540)	(1,615)	127	(1,488)	3.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(42)	14	(28)	(24)	(3)	(27)	4.7%
Insurance Selling Expenses	0	-	0	0	0	0	0.0%
Income before Tax and Minority Interests	520	(129)	391	28	(44)	(16)	-
Income Tax and Social Contribution	(42)	53	11	36	17	53	-78.6%
Minority Interests in Subsidiaries	(126)	4	(122)	70	(6)	64	-
Recurring Net Income	352	(71)	281	134	(34)	101	178.4%
Return on Average Equity - Annualized	15.3%		12.7%	6.6%		5.3%	740 bps
Efficiency Ratio	64.6%		67.8%	67.9%		69.4%	-160 bps

(1) Consists of the elimination of foreign exchange variation, which is obtained by the application of the average foreign exchange rate of June 2016 to all periods analyzed and hedge adjustments; (2) Considers CorpBanca Pro Forma figures on 1Q16; (3) Includes our operations in Argentina, Chile, Paraguay, Uruguay, Colombia, Peru, Panama and Mexico.

In the second quarter of 2016, net income for Latin America totaled R$281 million, an increase of R$180 million when compared to the first quarter of 2016. The financial margin decreased 1.9% in the period, practically stable compared to the previous quarter. Commissions and fees increased 30.2%, specially in Chile.

Provision for loan losses decreased 45.7% in the second quarter, mainly due to higher provisions in the corporate segment in Chile occurred in the first quarter. Non-interest expenses increased 3.5%, when compared to the previous quarter, specially in Chile.

Itaú Unibanco Holding S.A.	54

Management Discussion & Analysis	Activities Abroad

Argentina

In Argentina, we offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil. In the second quarter of 2016, the result in Argentina reached R$53 million, an 18.8% increase from the previous quarter. The financial margin decreased 5.2% mainly due to lower result from derivatives. On the other hand, commissions and fees were up 17.0% in the period, totaling R$102 million, driven by the increase in revenues from credit cards and insurance in the retail segment and in investment banking services and placement of fixed income securities in the corporate segment.

Provisions for loan losses were also drivers for the monthly result due to lower provisions in retail and small and middle companies segments. Non-interest expenses reached R$199 million, an increase of 2.8% from the previous quarter, mainly due to facilities and transportation of valuables expenses .

Income Statement | Argentina

In R$ millions	2Q16	1Q16	change
Operating Revenues	308	305	1.2%
Managerial Financial Margin	206	217	-5.2%
Financial Margin with Clients	175	183	-4.5%
Financial Margin with the Market	31	34	-8.9%
Commissions and Fees	102	88	17.0%
Result from Loan Losses	2	(14)	-
Provision for Loan Losses	1	(15)	-
Recovery of Loans Written Off as Losses	1	1	-10.5%
Other Operating Expenses	(225)	(219)	2.8%
Non-Interest Expenses	(199)	(194)	2.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(26)	(25)	2.8%
Income before Tax and Minority Interests	85	71	19.0%
Income Tax and Social Contribution	(31)	(26)	19.4%
Recurring Net Income	53	45	18.8%
Return on Average Equity - Annualized	23.1%	28.6%	-550 bps
Efficiency Ratio	70.6%	69.4%	120 bps

Chile

The table below shows the results obtained in Chile in the second quarter of 2016. We highlight that, due to the association between Banco Itaú Chile and CorpBanca, concluded on April 1st of 2016, we reported the results from the first quarter of 2016 considering the sum of results obtained by both companies in the period adjusted by minority interests. Additionally, the results obtained through the participation of Itaú CorpBanca in Colombia and Panama are considered in this income statement. Through Itaú CorpBanca, we operate in the retail (highlight for mortgage loans), companies and coporate segments.

Net income totaled R$68 million this quarter. The financial margin remained practically stable compared to the previous quarter. Commissions and fees increased 52.3% in the period, mainly due to higher income in the corporate segment. Provision for loan losses decreased 47.9%, mainly due to the increase that occurred in the first quarter of 2016 in the corporate segment (mainly in oil and gas and energy sectors, in Chile and Colombia). Non-Interest Expenses increased 3.6% mainly due to higher integration expenses.

Income Statement | Chile (Includes participation of subsidiaries from Chile in Colombia and Panama)

In R$ millions	2Q16	1Q16	change
Operating Revenues	1,489	1,342	10.9%
Managerial Financial Margin	1,086	1,062	2.3%
Financial Margin with Clients	983	1,065	-7.8%
Financial Margin with the Market	103	(3)	-
Commissions and Fees	372	244	52.3%
Insurance, Pension Plan and Premium Bonds	31	36	-14.5%
Result from Loan Losses	(301)	(625)	-51.9%
Provision for Loan Losses	(341)	(655)	-47.9%
Recovery of Loans Written Off as Losses	41	30	33.0%
Retained Claims	(8)	(10)	-24.1%
Other Operating Expenses	(995)	(960)	3.6%
Non-Interest Expenses	(993)	(959)	3.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(0)	68.4%
Insurance Selling Expenses	(1)	(1)	46.2%
Income before Tax and Minority Interests	186	(252)	-
Income Tax and Social Contribution	4	138	-97.2%
Minority Interests in Subsidiaries	(122)	64	-
Recurring Net Income	68	(50)	-
Return on Average Equity - Annualized	5.3%	-4.2%	950 bps
Efficiency Ratio	67.1%	72.0%	-490 bps

Itaú Unibanco Holding S.A.	55

Management Discussion & Analysis	Activities Abroad

Paraguay

In Paraguay, we offer products and services for companies in the small and middle-market, agribusiness, and retail segments. The main sources of income in Paraguay are retail products, especially credit cards.

Net income in Paraguay reached R$39 million this quarter, a 9.9% decrease from the previous quarter. The financial margin was stable when compared the previous quarter, whereas the provisions for loan losses increased R$9 million in the quarter, mainly driven by higher expenses in the retail and agribusiness segments. Non-interest expenses reduced 1.6%, driven by lower promotional credit card expenses.

Income Statement | Paraguay

In R$ millions	2Q16	1Q16	change
Operating Revenues	179	179	0.2%
Managerial Financial Margin	127	129	-1.1%
Financial Margin with Clients	107	100	6.0%
Financial Margin with the Market	21	28	-26.5%
Commissions and Fees	52	50	3.5%
Result from Loan Losses	(22)	(13)	67.1%
Provision for Loan Losses	(23)	(14)	60.6%
Recovery of Loans Written Off as Losses	1	1	-8.4%
Other Operating Expenses	(94)	(96)	-1.6%
Non-Interest Expenses	(94)	(96)	-1.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	0	0	37.5%
Income before Tax and Minority Interests	63	70	-9.9%
Income Tax and Social Contribution	(24)	(26)	-10.0%
Recurring Net Income	39	43	-9.9%
Return on Average Equity - Annualized	15.3%	16.5%	-120 bps
Efficiency Ratio	52.5%	53.5%	-100 bps

Uruguay

In Uruguay, we operate in the segments of small and middle-market companies and retail, targeting medium and high-income clients. Net income of our operations in Uruguay was R$42 million this quarter, a decrease of 25.1% compared to the previous quarter, mainly impacted by the 11.0% financial margin reduction, related to lower results with treasury operations. The provision for loan losses increased 34.5% in this quarter, due to higher provisions in companies segment.

Income Statement | Uruguay

In R$ millions	2Q16	1Q16	change
Operating Revenues	290	308	-5.9%
Managerial Financial Margin	141	158	-11.0%
Financial Margin with Clients	128	127	0.7%
Financial Margin with the Market	13	31	-58.4%
Commissions and Fees	148	149	-0.4%
Result from Loan Losses	(19)	(14)	31.0%
Provision for Loan Losses	(20)	(15)	34.5%
Recovery of Loans Written Off as Losses	1	1	122.7%
Other Operating Expenses	(205)	(203)	1.2%
Non-Interest Expenses	(205)	(202)	1.2%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	(1)	-14.7%
Income before Tax and Minority Interests	66	90	-27.5%
Income Tax and Social Contribution	(24)	(34)	-31.5%
Recurring Net Income	42	56	-25.1%
Return on Average Equity - Annualized	15.8%	20.4%	-460 bps
Efficiency Ratio	70.8%	65.8%	490 bps

Peru

In Peru, we have a representation office and we are considering to increase our activities in corporate and investment banking segments.

Mexico

As part of a restructuring process of our activities in Latin America, we sold this quarter our broker business in the country. This operation is pending regulatory approval.

Itaú Unibanco Holding S.A.	56

Itaú

2nd quarter of 2016

Management Discussion & Analysis

Additional Information

Itaú Unibanco Holding S.A.

Management Discussion & Analysis	Ownership Structure

Itaú Unibanco Holding’s capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on the BM&FBOVESPA. The non-voting shares are also traded as depositary receipts on the NYSE (New York) and BCBA (Argentina) as ADRs and CEDEARs, respectively.

Outstanding Shares | Itaú Unibanco Holding S.A.

In thousands	Common Shares	Non-voting Shares	Total
Number of Shares	3,047,040	2,936,876	5,983,916
Treasury Shares
On 12/31/2015	2.8	162,563	162,565
Purchases of treasury shares	-	7,990	7,990
Exercised - Granting of stock options	-	(8,740)	(8,740)
Disposals - Stock option plan	-	(7,625)	(7,625)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000)	(100,000)
On 06/30/2016 (1)	2.8	54,187	54,190
Total Shares (-) Treasury Shares	3,047,037	2,882,688	5,929,726

(1) The average cost of non-voting treasury shares was R$26.70 and of the common treasury shares was R$7.25. For further information, including information on the “Stock Option Plan”, see Note 16 to the financial statements.

Our ownership structure aims to optimize capital allocation among the many segments that compose the conglomerate. Itaú Unibanco Holding is controlled by IUPAR, which is jointly controlled by Itaúsa and Cia. E. Johnston. Itaúsa is controlled by the members of the Egydio de Souza Aranha family while Cia. E. Johnston is controlled by the members of the Moreira Salles family.

The organizational chart below summarizes the current ownership structure as at June 30, 2016:

Note: The percentages do not include treasury shares.

(1) Besides the treasury stocks, the percentages do not consider the participation of controlling stockholders.

Cancellation of Shares

On June 7, the Brazilian Central Bank approved the cancellation of 100 million non-voting treasury shares, without capital stock change, resolved on the Stockholders’ Meeting, resulting in a balance of 54.2 million shares after such cancellation.

The acquisition of own issued shares with their subsequent cancellation increases the shareholder’s interest percentage in the Company’s capital stock and, should the financial result and the distribution of earnings percentage be maintained, it will enable a higher return on dividends and interest on capital per share.

Free Float - Non-voting Shares | on 06/30/2016

Itaú Unibanco Holding S.A.	58

Management Discussion & Analysis	Stock Market Performance

Stock Market Performance | 2Q16

Our common and non-voting shares were traded on all BM&FBOVESPA’s sessions in the first half of 2016. Additionally, our non-voting shares are included in several Stock Exchange indexes on which financial institutions shares may be listed.

	(R$)	(R$)	(US$)
	Non-voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 06/30/2016	30.30	26.02	9.44
Maximum price in the quarter	34.39	29.50	9.79
Average price in the quarter	30.69	26.60	8.74
Minimum price in the quarter	27.85	24.50	7.91
Closing Price at 03/31/2016	31.21	26.71	8.59
Maximum price in 12 months(1)(2)	34.39	30.71	10.22
Average price in 12 months (1)	28.47	25.83	7.73
Minimum price in 12 months(1)(3)	22.81	21.49	5.48
Closing Price at 06/30/2015	31.11	30.19	9.95
Change in 2Q16	-2.9%	-2.6%	9.9%
Change in the last 12 months	-2.6%	-13.8%	-5.2%
Average daily trading financial volume - in 12 months (million)(1)	462.5	3.2	141.5
Average daily trading financial volume in 2Q16 (million)	406.4	3.4	144.7

(1) From 07/01/15 to 06/30/16;

(2) Prices on 04/13/16 for non-voting shares, on 07/13/15 for common shares and on 07/02/15 for ADRs;

(3) Prices on 01/20/16 for non-voting shares, on 01/26/16 for common shares and on 01/21/16 for ADRs.

Closing price at the end of each period (1)

(1) ITUB4, ITUB3 and ITUB historical information of 2014, 2013 and 2012 was adjusted by the July 2015, June 2014 and May 2013 bonuses.

Liquidity of our shares

	2Q16	1Q16	2Q15
BM&FBovespa (ITUB4)
Total Financial Volume Traded in the spot market (R$ million)	25,601	28,823	28,891
Volume of Transactions (thousand)	1,660.1	2,125.3	1,612.2
Average volume by transaction (R$ thousand)	15.4	13.6	17.9
Negotiability Index (1)	3.93%	4.68%	4.27%
NYSE (ADR)
Total Financial Volume Traded (R$ million)	32,716	33,522	31,624
Volume of Transactions (thousand)	2,304.0	2,547.9	2,057.5
Average volume by transaction (R$ thousand)	14.2	13.2	15.4
Total outstanding ADRs (million)	846.6	856.4	895.5
Ratio of Total Outstanding ADRs to Total Outstanding Non-Voting Shares	29.4%	29.7%	30.4%

(1) The negotiation index represents the percentage of share trading in relation to all shares traded in the spot market on BM&FBovespa. For calculation purposes, it considered the trading in the three last months of each period. Source: Economática.

Market Capitalization vs. Ibovespa Index

On June 30, 2016, our market capitalization was R$179.3 billion, and the compound annual growth rate (CAGR) was 5.1% since 2012. The Ibovespa index reached 51.5 thousand points in the same period. According to information provided by Bloomberg, on June 30, 2016 we were the 2nd largest company by market capitalization in Brazil and the largest among financial institutions.

Market Indicators

(1): Closing price of non-voting share at the period end/Earnings per share. For calculation purposes, the retained earnings of the last 12 months were considered. (2): Closing price of non-voting share at the period-end/Book value per share.

Average Daily Trading Volume (BM&FBovespa + NYSE)

Financial trading profile by investor

Foreign investors accounted for 73.6% of the financial volume of our shares traded on stock exchanges in the first half of 2016.

(1) Cooperatives, public companies, limited-liability companies, municipal/state/federal governments, financial entities, churches and charities and/or non-profit organizations, among others.

(2) Includes foreign investors trading on the BM&FBOVESPA, as well those trading on the NYSE.

Dividends and Interest on Capital

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on capital. In the first half of 2016, we paid or recognized a provision of R$2.5 billion in dividends and interest on capital, net of taxes.

Dividend Yield (Dividends and Interest on Capital Distributed / Average Price(1)) It is the ratio of total dividends/interest on capital distributed to the share price, which indicates the return on investment to the stockholder through profit sharing during each period.

Payout (Net Dividends and Interest on Capital Distributed / Net Income)

(1): Average price on the first day of each period.

(2): For calculation purposes, it was considered the total Dividends/Interest on capital distributed in the last 12 months of each period.

Itaú Unibanco Holding S.A.	59

Management Discussion & Analysis	Stock Market Performance

Market Consensus

Major market analysts periodically issue recommendations on the shares that are the subject matter of their analysis. These recommendations help many investors choose the best option in which to invest their capital.

Based on information provided by Thomson Analytics and Bloomberg on August 01, 2016, we present in the table below a summary of the recommendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	10	10
Hold	6	9
Sell	3	4
Number of Analysts	19	23

Based on the information provided by Thomson, the average estimated target price for 2016 was R$34.37. According to Bloomberg, the average estimated target price was R$34.21.

Main Market Index

The weights of our common and non-voting shares in the BM&FBOVESPA’s indexes of the current portfolios from May to August 2016 are shown in the chart below.

	ITUB3	ITUB4
	Weights	Weights and Ranking(1)
Ibovespa (Bovespa Index)	-	10.46%	1st
IBrX - 50 (Brazil Index 50)	-	10.53%	1st
IBrX - 100 (Brazil Index 100)	-	9.49%	1st
IBrA (Brazil Broad-Based Index)	0.81%	9.30%	1st
IFNC (Financial Index)(2)	1.60%	18.40%	1st
IGCT (Corporate Governance Trade Index)	1.01%	11.68%	1st
ITAG (Special Tag Along Stock Index)	-	12.57%	1st
IGCX (Special Corporate Governance Stock Index)	0.62%	7.16%	1st
MLCX (Mid-Large Cap Index)	0.89%	10.23%	1st
ICO2 (Carbon Efficient Index)	-	14.64%	1st
ISE (Corporate Sustainability Index)(3)	0.48%	5.53%	4th

(1) Position of the ITUB4 share when the components of the index are ordered based on their weights.

(2) The weight of the companies’ shares in the index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index (ISE), including all types of shares, cannot exceed 15%.

Net Income per Share(1) and Recurring Net Income per Share(1)

(1) For calculation purposes, the retained earnings of the last 12 months were considered. ITUB4, ITUB3 and ITUB historical information of 2014, 2013 and 2012 was adjusted by the July 2015, June 2014 and May 2013 bonus.

Credit Risk Assessment by Rating Agencies

As a result of Fitch’s downgrade of Brazil’s sovereign credit rating in May 2016, this rating agency also reviewed the ratings of 22 financial institutions, including the downgrade of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A.

In May 2016, Moody’s reviewed the ratings on national scale in Brazil. Therefore, the ratings of 28 financial institutions were changed, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A., the ratings on national scale of which were upgraded.

To learn more about these ratings, please visit (www.itau.com.br/ investor-relations) in Itaú Unibanco > Market Opinion > Ratings.

Non-voting Shares (ITUB4) Appreciation

The chart below shows the simulation of R$100 invested on June 30, 2006 through June 30, 2016, by comparing the amounts with and without the reinvestment of dividends to the performance of Ibovespa and the CDI (Interbank Deposit Certificate).

Itaú Unibanco Holding S.A.	60

Management Discussion & Analysis	Stock Market Performance

Market Relations

In the second quarter of 2016, we held five APIMEC (Association of Capital Market Analysts and Investment Professionals) meetings, with the attendance of 717 participants. We take this opportunity to invite you all for our 11 next meetings, including the one to be held on November 17 in São Paulo. For further details, please visit the Investors’ Relations website (www.itau.com.br/investor-relations).

IR Magazine Awards Brazil 2016 – Granted by IR Magazine and the Brazilian Institute of Investors Relations (IBRI), this award selects the Brazilian companies with the best Investor Relations practices, through an independent survey carried out by Fundação Getulio Vargas (FGV) with portfolio managers and investment analysts. This year we were recognized in two categories, as follows:

•	Best Corporative Governance;
•	Best Use of Technology.

2016 Agenda

August
02	2nd Quarter Result

September
APIMEC - Florianópolis / SC
01
	Venue: Majestic Palace Hotel	Time: 7:00 p.m.

APIMEC - Curitiba / PR
05
	Venue: Pestana Curitiba Hotel	Time: 7:00 p.m.

APIMEC - Recife / PE
13
	Venue: JCPM Trade Center	Time: 7:00 p.m.

APIMEC - Salvador / BA
14
	Venue: Golden Tulip Salvador	Time: 7:00 p.m.

APIMEC - Santos / SP
15
	Venue: Parque Balneário Hotel	Time: 7:00 p.m.

APIMEC - Ribeirão Preto / SP
21
	Venue: Stream Palace Hotel	Time: 7:00 p.m.

APIMEC - Uberlândia / MG
22
	Venue: Center Convention	Time: 7:00 p.m.

APIMEC - Goiânia / GO
26
	Venue: Castro's Park Hotel	Time: 7:00 p.m.

APIMEC - Campinas / SP
27
	Venue: Vitória Hotel Concept Campinas	Time: 7:00 p.m.

October
APIMEC - Londrina / PR
04
	Venue: Hotel Boulevard	Time: 7:00 p.m.

31	3rd Quarter Result

November
APIMEC - São Paulo / SP
17
	Venue: Hotel Unique	Time: 2:00 p.m.

Itaú Unibanco Holding S.A.	61

Management Discussion & Analysis	Stock Market Performance

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Itaú Unibanco Holding S.A.	62

(A free translation of the original in Portuguese)

Report of independent auditors on
supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of June 30, 2016, on which we issued an unqualified opinion dated August 1, 2016, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six month period ended June 30, 2016.

Scope of the Review

We conducted our review in accordance with NBC TA 720, “The auditor's responsibility relating to other information in documents containing audited financial statements”, which establishes the procedures to be performed in engagements of this nature. Those procedures primarily comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2016, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, August 1, 2016

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.	63

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Itaú Unibanco Holding S.A.	64

Itaú

2nd quarter of 2016

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – June 30, 2016

To our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the period from January to June 2016 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC). The information presented in this material is available on the Investor Relations’ website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the CVM, Securities and Exchange Commission (SEC) and the Buenos Aires Stock Exchange (BCBA) websites. Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP), respectively.

1) OVERVIEW (1)

	June, 30 2016	June, 30 2015
Net income (R$ billion)	10.7	11.7
Recurring net income (R$ billion)	10.8	11.9
Recurring return on average equity - annualized	20.1%	24.7%
BIS of Prudential Conglomerate (2)	18.1%	17.2%
Total Assets (R$ billion)	1,395.9	1,230.5
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	573.0	531.7
Employees	96,460	91,968
Brazil	82,213	85,028
Abroad	14,247	6,940
Branches and CSB – Client Service Branches (units) (3)	5,154	5,003
Digital Branches	115	56
Branches in Brazil (4)	3,707	3,868
CSB in Brazil	794	834
Branches and CSB in Latin America	538	245
ATM – Automated Teller Machines (units)	26,588	26,709
Activities Abroad (countries) (5)	19	18

(1) Itaú Corpbanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized which considered proforma results of Itaú Corpbanca on the first semester of 2015 and first quarter of 2016.

(2) On June 30, 2015 the criteria to calculate the BIS was the financial conglomerate and on June 30,2016 the criteria to calculate the BIS was the prudential conglomerate.

(3) Client Service Branches consider only Bank's Client Service Branches.

(4) Includes 5 representative offices of IBBA abroad.

(5) Excludes Brazil.

2) ECONOMIC ENVIRONMENT

The U.S. economy grew 2.4% in 2015, but it slowed down in the first quarter of 2016 to 2.2% year-over-year. From April on, activity indicators improved, suggesting an increase of almost 3.0% in the second quarter, as compared to the previous quarter. The U.S. economy continued creating jobs and the unemployment rate posted a slight fall, to 4.9% in June 2016 from 5.0% in December 2015.

In the Eurozone, the economic activity continued showing a small recovery. The year-over-year growth in the first quarter of 2016 was 1.6%, the same pace of the end of 2015. The result of the United Kingdom’s referendum for the exit from the European Union shows political risks that should impact the economic activity, which is expected to decelerate over the second half and future years.

China continued slowing down in the first half of 2016, reaching a growth rate of 6.7% in the first quarter from the same period of the previous year.

In the Latin American context, in the twelve-month period ended March 2016, Colombia, Peru and Mexico grew 3.0%, 3.9% and 2.5% respectively. Argentina (2.5%), Paraguay (1.8%) and Chile (1.9%) grew less. In Brazil, however, there was a downturn of 4.7%, and in Uruguay of 0.1%.

In the Brazilian scenario, inflation measured by the IPCA accumulated for 12 months reached 8.8% in June. The basic interest rate has remained unchanged since the beginning of 2016, at 14.25% per year. Credit granting, based on BACEN data, fell 15.0% in actual terms year over year until June 2016. The actual credit inventory changed from a 0.8% growth in June 2015 to an annual fall of 7.2% in June 2016. In the same period, the credit inventory as a proportion of the GDP decreased from 53.4% in 2015 to 51.9% in 2016. The system default rate went up 0.6 percentage points over the last 12 months and is at 3.5%.

The quotation of real against the U.S. dollar ended at R$ 3.21 in the first half, as compared to R$ 3.96 at the end of 2015. Recently, BACEN repurchased a portion of its currency swaps, closing the six-month period with US$ 62 billion in short position. On the other hand, at the end of June, the volume of foreign exchange reserves was US$ 376.7 billion.

3) OUR HIGHLIGHTS

3.1) Corporate events

Cancellation of Treasury Shares – As resolved by the Extraordinary Stockholders’ Meeting of April 27 and approved by BACEN on June 7, we cancelled 100 million preferred, book entry shares of own issue and held in treasury, with no change in capital.

The balance of treasury shares in June 2016 was 54.2 million preferred shares, equivalent to 1.9% outstanding shares of the same class (free float)(a).

(a)	For more information about volumes traded and prices practiced in such trading, access www.itau.com.br/investor-relations > Corporate Governance > Trading of Own Shares.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	66

3.2) Mergers, Acquisitions and Partnerships

Itaú CorpBanca – Through our subsidiary Banco Itaú Chile, in January 2014 we entered into a Transaction Agreement with CorpBanca* and its controlling stockholders. As set forth in the amendment to the Transaction Agreement entered into on June 2, 2015, the parties consummated the transaction on April 1, 2016, when they showed full conditions for corporate reorganization. As from the second quarter of 2016, Itaú CorpBanca started being consolidated in our financial statements, since we are their controlling stockholder, with a 33.58% interest in the capital of the new bank. This agreement represents an important step in our internationalization process. As a result of the merger, we went from the seventh to the forth position in the ranking of the largest banks in Chile.

Its quarterly and monthly financial information is disclosed on the Itaú Corpbanca’s Investor Relations website (www.itau.cl > Investor Relations), the latter by the eighth business day of the subsequent month.

*CorpBanca is a commercial bank headquartered in Chile that also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, in accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile in terms of total volume of its loan portfolio, with a market share of 7.1%.

3.3) Digital Bank

Offering innovative products and services that meet the clients' new needs is part of our strategy to become an increasingly more digital bank. The number of digital branches increased 105% compared to the first half of 2015.

In April 2016, it was approved by the National Monetary Council the opening and closing of bank accounts on the internet. This movement provides more convenience, safety and efficiency in the processes of opening and closing our customers' accounts.

We were granted two important acknowledgments: the Cannes Lions, in the Mobile and Digital categories; and the Facebook Awards, in which we were the only Latin America company to win the “Best Use of Facebook Platforms” category.

In partnership with Facebook, we launched the “Books in the Timeline” platform. With this project, designed to upscale and improve the experience of the “Reading for a Child” initiative, we make available a series of child books written by great authors and specially designed for the mobile channel.

4) Our Performance

4.1) Result and Returns(1)

In R$ billion	Jan to Jun/2016	Jan to Jun/2015	Change (%) (2)
Income from financial operations before loan and losses	40.3	27.1	48.6
Expenses for allowance for loan losses	(13.3)	(11.0)	21.3
Income from recovery of credits written off as loss	1.8	2.2	(17.9)
Banking service fees and income from bank charges	16.1	14.9	8.0
Result from insurance, pension plan and capitalization operations	2.2	2.0	10.6
Personnel, other administrative and operating expenses	(22.2)	(20.5)	8.0
Tax expenses	(4.3)	(2.9)	45.8
Equity in earnings of affiliates and Other operating revenues (3)	0.7	0.8	(17.0)
Income tax and social contribution, Minority interest in subsidiaries and Profit sharing – Management Members	(10.7)	(0.9)	-
Net income	(10.7)	11.7	(8.7)
Recurring net income (4)	(10.8)	11.9	(9.5)
Dividends and interest on capital (net of taxes)	2.5	2.5	0.8
Recurring return on average equity - annualized	20.1%	24.7%	(4.6)
Recurring return on average assets - annualized	1.5%	1.8%	(0.3)

(1) Itaú Corpbanca's data were consolidated on 2nd quarter 2016. Except Recurring return on average equity - annualized which considered proforma results of Itaú Corpbanca on the first semester of 2015 and first quarter of 2016.

(2) Change is calculated based on actual figures in units.

(3) Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and Non-operating income.

(4) Excludes the non-recurring effects of each period.

The following contributed to the net income from January to June 2016:

Income from financial operations before loan losses: the 48.6% increase in relation to the same period of the previous year in income from financial operations before loan losses is largely due to the tax effects of hedging foreign investments(b). If we disregarded these effects, the increase would be 2.4%. The impact of the same reclassification to the Income Tax and Social Contribution on Net Income (CSLL) line would lead to a 28.7% reduction from the same period of the previous year.

(b) The Brazilian tax legislation sets forth that gains and losses from foreign exchange variation on foreign investments are not taxable for PIS/COFINS/IR/CSLL purposes. On the other hand, gains and losses from financial instruments used to hedge this asset position are impacted by tax effects.

The different tax treatment granted to these foreign exchange differences results in volatility in Gain (loss) from operations and tax expense accounts (PIS/COFINS) and income tax (income tax/social contribution on net income).

Banking service fees and income from bank charges: an 8.0% increase in relation to the same period of the previous year, due to the growth of income from credit cards, service packages and fund management.

Expenses for allowance for loan and lease losses: a 21.3% increase in relation to the same period of the previous year, partially due to the increase of the complementary allowance.

Personnel, and other administrative and operating expenses: an 8.0% increase in relation to the same period of the previous year, driven by higher personnel and installation expenses, and third-party services.

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4.2) Asset Data

In R $ billion	June 30, 2016	June 30, 2015	Change (%) (1)
Total assets	1,395.9	1,230.5	13.4
Loan Portfolio with endorsements, sureties and private securities	608.6	566.5	7.4
Loan portfolio with endorsements and sureties	573.0	531.7	7.8
Corporate – Private securities	35.6	34.8	2.2
Free, raised and managed own assets	2,030.5	1,773.6	14.5
Subordinated debt	60.3	59.2	1.8
Stockholders’ equity	110.6	100.7	9.8

(1) Change is calculated based on actual figures.

4.2.1) Assets

Total consolidated assets reached R$1.4 trillion at the end of June 2016, which represented a 13.4% increase compared to the same period of the previous year.

Of this total, R$ 114.7 billion resulted from Itaú Corpbanca, which started being consolidated in our financial statements as from the second quarter of 2016.

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on origination of lower risk products and with more guarantees pledged.

Loan Portfolio

At June 30, 2016, the balance of the loan portfolio, including endorsements and sureties, reached R$573.0 billion, a 7.8% increase from June 30, 2015, particularly due to the effect of consolidation of Itaú Corpbanca in our financial statements as from the second quarter of 2016.

If we also consider the credit risks we have in the private securities modality, this increase would reach 7.4%. Excluding the effects of foreign exchange variation, our loan portfolio, including private securities, would have increased 7.3% from the previous year.

At June 30, 2016 and 2015, the breakdown of the portfolio, including endorsements and sureties, is as follows:

Brazil – Individuals

Credit Cards (Itaucard, Hipercard, Credicard and partnerships)

We are leaders in the credit card segment in Brazil in terms of transacted amount(c).

At June 30, 2016, the balance of this portfolio reached R$54.5 billion, a 3.2% decrease from the same period of the previous year.

The transacted amount in purchases with credit cards reached R$123.2 billion from January to June 2016, which represented a 1.9% increase as compared to the same period of 2015.

In the debit card segment, which includes account holders only, we have a base of 26.0 million accounts. The transacted volume reached R$43.1 billion from January to June 2016, a 9.8% growth from the same period of the previous year.

c) Source: Itaú Unibanco and ABECS ((Brazilian Association of Credit Card Companies and Services) data from January to March 2016.

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Payroll Loans

We are leaders in payroll loans among Brazilian private banks (d).

The balance of the loan portfolio reached R$46.5 billion (36% in our branch network and 64% in other trading channels), a 2.1% growth as compared to June 30, 2015.

Noteworthy were the portfolios of retirees and pensioners from the INSS, which grew 13.3% in relation to June 2015.

d) Source: BACEN and Financial Statements of Itaú Unibanco and Competitors – data from March 2016.

Personal Loans

In June 2016, the balance of the personal loan portfolio reached R$28.7 billion, down 4.4% from the same period of the previous year.

Mortgage Loans

We are leaders, among private banks, in mortgage loans to individuals with the use of savings funds (SBPE, the Brazilian savings and loans system)(e).

Our offer is made by a network of branches, development companies, and real estate agencies. The balance of the mortgage loan portfolio reached R$36.3 billion, a 14.3% increase as compared to the same period of the previous year.

The ratio of the loan amount to the value of property was approximately 41.8% from January to June 2016.

In the same period, we provided about 13.2 thousand financing transactions to borrowers, totaling R$4.0 billion lent, with a 22.9% market share.

e) Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from June 2016.

Vehicles

The balance of the loan portfolio reached R$16.7 billion. From January to June 2016, vehicle financing totaled R$3.6 billion, with an average term of 40 months, and half of the transactions were carried out with maximum terms of up to 36 months.

The portfolio average ratio of the loan amount to the vehicles value was 69.6% in June 2016, continuing a downward trend.

Brazil – Companies

Large Companies

At June 30, 2016, the balance of the loan portfolio reached R$188.9 billion, a 12.0% reduction from the same period of the previous year.

For derivatives, we are leaders at CETIP (Clearing House for the Custody and Financial Settlement of Securities) in financial volume and number of agreements(f). The focus was on operations hedging exposures to foreign currencies, interest rates and commodities with clients.

f) Source: Itaú Unibanco and Cetip – data from May 2016.

Very small, Small and Middle-market Companies

At June 30, 2016, the balance of the loan portfolio reached R$62.2billion, an 11.6% decrease from the same period of the previous year.

In May, we launched a new functionality in Itaú Empresas on the Internet: the Credit Limit Change Simulator. In addition to transferring limits quickly, the client may easily visualize the products with the possibility of changing or increasing the limit.

Latin America

The balance of the Latin America loan portfolio reached R$139.2 billion, posting a 134.9% increase in relation to June 2015. Of this total, R$75.4 billion result from the consolidation of Itaú Corpbanca in our financial statements as from the second quarter of 2016. Excluding the foreign exchange effect, the variation of the portfolio was 142.0% in relation to the same period of the previous year.

We were awarded in four categories by Global Finance magazine, as follows: “Best Securities Lender in Latin America” and “Best Subcustodian Bank” in Brazil, Paraguay and Uruguay. Itaú Paraguay was the winner of the “Euromoney Awards for Excellence 2016" in the “Best Bank in Paraguay” category.

Default

Our policy for mitigating risk in credit granting, started in 2011, influenced the default rate, mainly due to the change to a more conservative profile for our portfolio. Due to the consolidation of Itaú Corpbanca in our financial statements as from the second quarter of 2016:

•	total delinquency rate (transactions overdue for over 90 days) reached 3.6% at June 30, 2016, posting an increase of 30 basis points as compared to June 30, 2015;

•	in the individuals portfolio, this rate reached 5.1% at the end of June 2016, increase of 50 basis points as compared to the same period of the previous year; and

•	in the companies portfolio, the default rate reached 2.3% at the end of June 2016, increase of 10 basis points as compared to June 30, 2015.

The balance of provisions additional to the minimum required by BACEN reached R$10.2 billion at June 30, 2016. The coverage ratio of the portfolio with operations overdue for over 90 days reached 215% in June 2016, a 2,780 basis point growth from the same period of the previous year.

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4.2.2) Funding

Free, raised and managed own assets amounted to R$2.0 trillion at June 30, 2016, up 14.5% from the same period of the previous year. If we consider the pro forma effects of adding Itaú Corpbanca on 30 June 2015, the growth would be 9.0%.

Demand deposits added to savings deposits posted a 0.8% reduction as compared to the same period of the previous year. The loan portfolio to funding ratio reached 76.2% at June 30, 2016.

In R $ billion	June 30, 2016	June 30, 2015	Change (%) (1)
Demand Deposits	58.8	50.5	16.3
Savings	104.5	114.0	(8.3)
Time Deposits	139.4	88.9	56.8
Debentures ( (Linked to Repurchase Agreements and Third Parties’ Operations)	144.4	134.9	7.0
Funds from Bills (2) and Structured Operations Certificates	51.9	31.0	67.4
Total - Funding from Account Holders and Institutional Clients (*)	499.0	419.4	19.0

(1) Change is calculated based on actual figures.

(2) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.

(*) Funds from Institutional Clients totaled R$ 36,3 billion, which corresponds to 7,3% of the total raised with Account Holders and Institutional Clients.

4.2.3) Capital Strength

In order to ensure our strength and capital availability to support business growth, regulatory capital levels were kept above BACEN’s requirements (Prudential Consolidated*), as evidenced by the Basel Ratio and Principal Capital, Tier I (see the “Risk and Capital Management – Pillar 3” report on our website (www.itau.com.br/investor-relations > Corporate Governance).

At the end of June 2016, the Basel Ratio reached 18.1%, of which: (i) 14.9% related to Tier I Capital, composed by the sum of Principal Capital and Complementary Capital, and (ii) 3.2% related to Tier II Capital. These indicators evidence our effective capacity of absorbing possible losses

The amount of our subordinated debt, which is part of our Tier II regulatory capital, reached R$23.5 billion at June 30, 2016.

%			p.p.
Capital(*)	Jun 30, 2016	Jun 30, 2015	Change
Nível I	14.9	13.2	1.7
Nível II	3.2	4.0	-0.8
Basel ratio	18.1	17.2	0.9

(*) Prudential Consolidated: Consolidated financial statements including financial companies and the like.

4.2.3.1) Credit Risk Ratings by Rating Agencies

Due to the sovereign credit rating downgrade announced by Fitch in May 2016, the agency also reviewed the ratings of 22 financial institutions, and downgraded the ratings of Itaú Unibanco S.A. and Itaú Unibanco Holding S.A

In May 2016, Moody’s recalibrated the national scale of ratings in Brazil. Thus, the ratings of 28 financial institutions were repositioned, including Itaú Unibanco S.A. and Itaú Unibanco Holding S.A., which ratings in national scale were upgraded. For further information on ratings, please access our Investor Relations’ website at (www.itau.com.br/investor-relations) Itaú Unibanco > Market Opinion > Ratings.

4.3) Services

We are constantly seeking to implement and focus on the offer of new products and services that add value to our clients and diversify our sources of income, allowing the growth of our non-financial income arising mainly from the provision of services and insurance (pension plan and capitalization operations).

Asset Management

In May 2016, we reached R$503.5 billion(g) in assets under management, according to the ANBIMA management ranking, accounting for 15.9% of the market.

We posted an 18.0% growth in assets under management, compared to the same period of the previous year.

In addition to the strong performance in the domestic market, we are present in the main global financial centers, with strategically allocated professionals searching for investment opportunities and solutions adequate to different clients' profiles.

Kinea, the alternative investments management company of Itaú Unibanco conglomerate, holds R$7.9 billion in managed assets.

Itaú Asset Management was granted the “Best Bank to Invest” award in the Fixed Income category, organized by the Finance Studies Center of Fundação Getúlio Vargas in partnership with Fractal Consult. Itaú Asset Management was elected the Best Fund Manager of the Year for the seventh time, and make it for a third consecutive time, by the 2015 EXAME Investments Guide. This same publication also selected Itaú Asset Management as the Best Fixed Income Fund Manager and the Best Selective Retail Fund Manager. In June, Itaú Asset Management was acknowledged as the best manager in the Multimarkets category by Valor Econômico.

Fitch Ratings has reaffirmed the International Scale Asset Manager Rating for Itaú Asset Management at the “Highest Standard”.

g) Source: ANBIMA Management Ranking – data from May 2016. Includes Itaú Unibanco and Intrag.

Custody and Bookeeping Services

In the custody market, we hold R$1.2 trillion in assets, according to the ANBIMA management ranking in May 2016, which represents a 11.3% increase from the same period of the previous year (h).

We provide services to 217 companies listed on BM&F Bovespa, accounting for 61.1% of the share bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 446 issues in June 2016, accounting for 49.0% of the market(i).

h) Source: ANBIMA (June 2016),

i) Source: Itaú Unibanco and BM&FBovespa (June 2016).

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Private Banking

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, which comprises private bankers, investment advisers and product experts, serves our clients from offices in eight cities in Brazil and abroad, in our offices located in Zurich, Miami, New York, Santiago, Montevideo, Asuncion, and Nassau.

Consortium (Vehicles and properties)

In June 2016, the balance of installments receivable reached R$11.1 billion, with a 3.9% decrease when compared to June 2015. In the same period, we reached 401.9 thousand active quotas, a 2.2% decrease from June 2015. Consortia management fees reached R$340.1 million from January to June 2016.

Investment banking

We highlight that, from January to June 2016, our Merger and Acquisition operation provided financial advisory on 16 transactions in Latin America, totaling US$4.8 billion and topping the Thomson Reuters ranking. In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$3.0 billion up to June 2016. To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, Hong Kong, Mexico, the United Kingdom and Peru, with a representation office in the latter. We were granted the “Global M&A Market Review” award, promoted by Bloomberg and “Deals of the Year”, promoted by The Banker.

Electronic means of payment

In the first half of 2016, we reached 1,951.0 million transactions in debit and credit cards, a 0.7% decrease when compared to the same period of the previous year.

The volume transacted on credit cards was R$121.3 billion from January to June 2016. This amount accounts for 65.1% of the total transactions arising from acquiring business, with a 0.5% increase from the same period of the previous year.

The volume captured in debit cards was R$65.0 billion and it accounted for 34.9% of the volume transacted from January to June 2016, up 1.6% when compared to the same period of the previous year. We closed the period with 1.7 million installed equipment items, a 9.6% drop from the same period of the previous year.

In March, we launched our new “Userede” website, customized for smartphones and tablets. In May and June we carried out a broad campaign with our clients, named “Promoção Use Rede Isso Muda o Seu Negócio” (Use Rede – this changes your business) to strengthen our partnership relationships.

In June, we relaunched our “Preço Único” (a single price) campaign, for a product that enables merchants to define a plan for monthly revenues from cards, choose the number and the type of equipment they want to use and whether they wish to receive the earnings from revolving credit sales within the usual term or within two business days.

4.4) Itaú insurance, pension plan and capitalization

Insurance(j)

We continue concentrating efforts on our own channels, by giving priority to sales in the most efficient channels that generate positive impacts on our operation.

Net income posted a 0.4% decrease in the first half of 2016, when compared to the same period of the previous year, impacted by the reduction in earned premiums, partially offset by a reduction in costs and an increase in the financial result.

Net income from our core insurance activities (k) posted a 7.6% decrease in the first half of 2016 compared to the same period of the previous year, due to the reduction in earned premiums and to the increased social contribution tax on net income (CSLL) rate.

Premiums earned dropped 10.7% when compared to the first half of 2015, and reached R$2.6 billion in the period, mainly due to the accelerated termination of the Extended Warranty agreement between Itaú Seguros S.A. and Via Varejo, in the third quarter of 2014(l). Retained claims reached R$0.7 billion in the first half of 2016, a 0.8% decrease from the first semester of 2015.

Loss ratio was 28.5% in the first half of 2016, a 2.9% increase from the same period of the previous year. The combined ratio in the period was 66.4%, a 0.4% decrease from the same period of the previous year. Technical provisions for insurance reached R$4.4 billion in June 30, 2016.

In the first half of 2016, the amount of total sales to account holders fell 21.1% from the same period of the previous year, impacted by the economic scenario and the new period for the marketing campaigns, for purposes of comparison between semesters.

Sales to clients of Digital Branches accounted for 8.5% of the total insurance products sales to account holders in the first half of 2016, a 6.5% increase in relation to the same period of 2015.

j) Not including our interest in Porto Seguro.

k) Our core activities consist of mass-market products related to Life, Property, Credit, Pension and Capitalization.

l) Premiums earned for extended warranty insurance products are only recognized after the manufacturer’s warranty runs out.

Pension Plan

We focus on mass-market products, operating based on the bancassurance model, on which products are offered in synergy through the bank’s diversified channels, such as the retail (branch network), and the wholesale channels. Product innovation has played a significant role in the sustainable growth of our pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, keeping a close relationship with their Human Resources areas and adopting a communication strategy designed for the financial education of their employees.

In May 2016, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions was 23.3%, whereas individual plans accounted for 23.5%(m).

Total gross funding from pension plans totaled R$10.9 billion in June 2016, up 12.7% when compared to the same period of the previous year.

m) Source: FENAPREVI data of May 2016.

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Capitalization

In capitalization, we reached 13.6 million certificates in force at June 30, 2016. The technical provisions for capitalization reached R$3.0 billion at June 30, 2016 and collection with capitalization certificates reached R$1.4 billion in 2016, a 9.8% increase compared to the same period of the previous year.

Sales to Digital Branches clients accounted for 6.8% of total sales to account holders in the first six-month period of 2016, a 6.2% increase compared to the same period of the previous year.

4.5) Stock Market

Market value – at June 30, 2016, Itaú Unibanco was ranked the second largest company in Brazil in terms of market value (R$179.3 billion), and the first among financial institutions, according to the Bloomberg ranking.

In Ibovespa, the most widely followed index in Brazil, we are the most actively traded company, represented by our preferred share (ITUB4).

Presence in Market Indexes

In May 2016, BMF&FBOVESPA disclosed the composition of the stock portfolios that make up market indexes, effective for the period from May to August 2016. We highlight our presence in the market indexes in the following table:

Portfolios - May to August, 2016
	Itaú
	Unibanco's
Index	Weight (1)	Ranking
Ibovespa (Bovespa Index)	10.46	1st
IBrX 50 - Brazil Index 50	10.53	1st
IBrX 100 - Brazil Index 100	9.49	1st
IFNC - Financial Index (2)	20.00	1st
IGCX - Special Corporate Governance Stock Index	7.78	1st
ITAG - Special Tag Along Stock Index	12.57	1st
ISE – Corporate Sustainability Index (3)	6.01	4th

(1) It was considered the sum of all classes of shares of each company that participates in the indices.

(2) The weight of the companies’ shares in the index (including all types of shares) cannot exceed 20%.

(3) The weight of one economic sector in the Corporate Sustainability Index(ISE), including all types of shares, cannot exceed 15%.

IR Magazine Awards Brazil 2016 – promoted by IR Magazine and by the Brazilian Institute of Investor Relations (IBRI), the award elects the Brazilian companies with the Investor Relations best practices. This year we were acknowledged in two categories: ‘Best Corporate Governance’ and ‘Best Use of Technology’.

Vigeo EIRIS - Emerging 70 – We were selected for the second time to make up the portfolio of the Vigeo EIRIS - Emerging 70 Sustainability Index.

Relations with the Market

In the second quarter of 2016, Itaú Unibanco we held five APIMEC (Association of Capital Market Analysts and Investment Professionals) meetings, with the attendance of 717 participants. We take this opportunity to invite you all for our 11 next meetings including the one to be held on November 17 in São Paulo. For further information please go to the Investor Relations (www.itau.com.br/investor-relations).

		R$	%
Shares	June 30, 2016	June 30, 2015	Change
Recurring net income per share(1)	1.82	1.99	(8.5)
Net income per share(1)	1.81	1.95	(7.2)
Book value per share(1)	18.65	16.80	11.0
Number of outstanding shares (in millions)(2)(3)	5,929.7	5,994.1	(1.1)
Dividends/Interest on capital, net per share(2)(3)	0.4291	0.4291	-
Price of preferred share (ITUB4)(2)(4)	30.23	31.15	(3.0)
Price of common share (ITUB3)(2)(4)	25.87	29.72	(13.0)
Price of preferred share (PN)(2)(4)/Net income per share (annualized)	8.35	7.99	4.5
Price of preferred share (PN)(2)(4)/Stockholders’ equity per share	1.62	1.85	(12.4)
Market value (in billions) (5)(6)	179.3	186.7	(4.0)

(1) Calculated based on the weighted average of the number of shares;

(2) Adjusted by bonus carried out on July 17, 2015;

(3) For better comparability, outstanding shares in the period of June 30, 2015 were adjusted by the bonus shares;

(4) Based on the average quotation on the last day of the period;

(5) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(6) Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$166.6 billion on June 30, 2016 and R$183.7 billion on June 30, 2015, resulting a variation of -9.3%.

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5) PEOPLE

We had 96.5 thousand employees at the end of the first half of 2016, including about 14.2 thousand employees in foreign units, of whom 9.9 thousand are from Itaú Corpbanca. The employees’ fixed compensation plus charges and benefits totaled R$6.8 billion in this period, a 10.1% increase from the same period of the previous year.

6) AWARDS AND RECOGNITION

In the first six-month period of 2016, we received significant recognition that contributed to strengthen our reputation. Below is the list of awards received by the bank in the period:

Deals of the Year (The Banker – April 2016)	Itaú BBA was acknowledged in the 'Americas - Equities' category, with the follow-on for Telefônica company, a transaction that raised R$16.1 billion.

17th Modern Consumer Excellence in Client Services Award (Consumidor Moderno magazine and CIP – May 2016)	At the 17th Modern Consumer Excellence in Client Services Award, Itaú was the winner in the Banks category and Itaú Seguros won in the Insurance, pension plan and capitalization category.

2016 'Valor' Executive (Valor Econômico magazine – May 2016)	In the 16th edition of this award, Roberto Setubal was the executive elected in the "Banks and Financial Services" sector.

Efinance Award (Financial Executives – May 2016)	Itaú BBA was acknowledged in the Process Management category. Itaú Unibanco was acknowledged in the FinTech category, with the 'Cubo' case. Rede was acknowledged in the B2B channels category.

The Best of São Paulo - Services (Folha de S. Paulo newspaper – May 2016)	For the second consecutive year, the Bank was the winner in the Internet Banking category.

The Most Valuable Brands (O Estado de S. Paulo – June 2016)	Itaú ranks first in the "Banks" category, second in the "Savings" category, and third in the "Insurance companies" category.

Exame's Best and Largest Companies (Exame magazine – June 2016)	in the 43rd edition of this award, Itaú Unibanco was the number one in the “200 largest groups" and “50 Largest Banks" rankings. At the “100 Largest Publicly-Held Companies" ranking, it ranked 2nd. At the "Mergers and Acquisitions" ranking, Itaú BBA/Itaú was ranked 2nd. At the “50 Largest Insurance Companies", Itaú Seguros ranks 10th; Itaú Auto e Residência ranks 17th; and Itaú Vida ranks 28th.

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7) REGULATION

7.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to June 2016, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 22 - tax advisory procedures and transfer pricing;

•	February 15, March 7, March 23, May 23 and May 16 – acquisition of training, technical materials and research;

•	March 31 – review of tax-accounting bookkeeping.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the above-described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

7.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$40.7 billion, corresponding to 11.4% of total securities and derivative financial instruments held in June 2016.

7.3) International Financial Reporting Standards (IFRS)

We disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

8) ACKNOWLEDGMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of August 1st, 2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	74

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Director-Generals
Alfredo Egydio Arruda Villela Filho	Candido Botelho Bracher
Roberto Egydio Setubal	Márcio de Andrade Schettini
Marco Ambrogio Crespi Bonomi
Members
Alfredo Egydio Setubal	Executive Vice-Presidents
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola	Executive Officers
José Galló	Alexsandro Broedel Lopes
Nildemar Secches	Fernando Barçante Tostes Malta
Pedro Luiz Bodin de Moraes	Leila Cristiane Barboza Braga de Melo
Ricardo Villela Marino	Paulo Sergio Miron

AUDIT COMMITTEE	Officers
Chairman	Adriano Cabral Volpini
Geraldo Travaglia Filho	Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Members	Eduardo Hiroyuki Miyaki
Antonio Francisco de Lima Neto	Emerson Macedo Bortoloto
Diego Fresco Gutierrez	Gilberto Frussa
Maria Helena dos Santos Fernandes de Santana	José Virgilio Vita Neto
Sergio Darcy da Silva Alves	Marcelo Kopel (*)
Matias Granata
FISCAL COUNCIL	Rodrigo Luis Rosa Couto
President	Sergio Mychkis Goldstein
Alkimar Ribeiro Moura	Wagner Bettini Sanches

Members
Carlos Roberto de Albuquerque Sá	(*) Investor Relations Officer.
José Caruso Cruz Henriques

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	75

ITAÚ UNIBANCO S.A.

Director-Generals

Candido Botelho Bracher

Márcio de Andrade Schettini

Marco Ambrogio Crespi Bonomi

Executive Vice-Presidents

Alberto Fernandes

Caio Ibrahim David

Claudia Politanski

Eduardo Mazzilli de Vassimon

Ricardo Villela Marino

Executive Officers

Alexsandro Broedel Lopes

Álvaro de Alvarenga Freire Pimentel

André Luis Texeira Rodrigues

André Sapoznik

Carlos Eduardo Monico

Christian George Egan

Fernando Barçante Tostes Malta

Fernando Marsella Chacon Ruiz

Flávio Augusto Aguiar de Souza

João Marcos Pequeno de Biase

Leila Cristiane Barboza Braga de Melo

Luís Fernando Staub

Luiz Eduardo Loureiro Veloso

Ricardo Ribeiro Mandacaru Guerra

Officers

Adriano Cabral Volpini

Adriano Maciel Pedroti

Álvaro Felipe Rizzi Rodrigues

André Carvalho Whyte Gailey

André Ferrari

André Henrique Caldeira Daré

Andréa Matteucci Pinotti Cordeiro

Antonio Carlos Barbosa Ortiz

Atilio Luiz Magila Albiero Junior

Badi Maani Shaikhzadeh

Carlos Eduardo de Castro

Carlos Henrique Donegá Aidar

Carlos Orestes Vanzo

Cesar Ming Pereira da Silva

Cesar Padovan

Cícero Marcus de Araújo

Cintia Carbonieri Fleury de Camargo

Claudio César Sanches

Cláudio José Coutinho Arromatte

Cristiane Magalhães Teixeira Portella

Cristiano Rogério Cagne

Cristina Cestari

Edilson Pereira Jardim

Eduardo Cardoso Armonia

Eduardo Corsetti

Elaine Cristina Zanatta Rodrigues Vasquinho

Emerson Savi Junqueira

Estevão Carcioffi Lazanha

Fabiana Pascon Bastos

Fabiano Meira Dourado Nunes

Felipe de Souza Wey

Fernando Della Torre Chagas

Officers (continued)

Fernando Julião de Souza Amaral

Fernando Mattar Beyruti

Flávio Delfino Júnior

Flavio Ribeiro Iglesias

Francisco Vieira Cordeiro Neto

Gabriela Rodrigues Ferreira

Gilberto Frussa

Gustavo Trovisco Lopes

Henrique Pinto Echenique

João Antonio Dantas Bezerra Leite

João Carlos de Gênova

Jorge Luiz Viegas Ramalho

José Virgilio Vita Neto

Laila Regina de Oliveira Pena de Antonio

Leon Gottlieb

Lineu Carlos Ferraz de Andrade

Livia Martines Chanes

Luís Eduardo Gross Siqueira Cunha

Luís Tadeu Mantovani Sassi

Luiz Felipe Monteiro Arcuri Trevisan

Luiz Fernando Butori Reis Santos

Luiz Severiano Ribeiro

Marcello Siniscalchi

Marcelo Kopel

Marcelo Luis Orticelli

Marcio Luis Domingues da Silva

Marco Antonio Sudano

Marcos Antônio Vaz de Magalhães

Mário Lúcio Gurgel Pires

Matias Granata

Messias dos Santos Esteves

Pedro Barros Barreto Fernandes

Renata Helena de Oliveira Tubini

Ricardo Lima Soares

Ricardo Nuno Delgado Gonçalves

Ricardo Urquijo Lazcano

Roberto Fernando Vicente

Rodnei Bernardino de Souza

Rodrigo Jorge Dantas de Oliveira

Rodrigo Luís Rosa Couto

Rodrigo Rodrigues Baia

Sergio Guillinet Fajerman

Sergio Mychkis Goldstein

Thales Ferreira Silva

Thiago Luiz Charnet Ellero

Vanessa Lopes Reisner

Wagner Bettini Sanches

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	76

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Executive Vice-Presidents

Alberto Fernandes

Executive Officers

Álvaro de Alvarenga Freire Pimentel

Christian George Egan

Officers

Adriano Cabral Volpini

Alexsandro Broedel Lopes

André Carvalho Whyte Gailey

Carlos Henrique Donegá Aidar

Cristiano Rogério Cagne

Fernando Barçante Tostes Malta

Flávio Delfino Júnior

João Carlos de Gênova

Marco Antônio Sudano

Roderick Sinclair Greenlees

Rodrigo Luís Rosa Couto

Sergio Mychkis Goldstein

Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer

Luiz Eduardo Loureiro Veloso

Officers

Adriano Cabral Volpini

Alexsandro Broedel Lopes

Carlos Henrique Donegá Aidar

Fernando Barçante Tostes Malta

Henrique Pinto Echenique

Leon Gottlieb

Luís Eduardo Gross Siqueira Cunha

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	77

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2016	06/30/2015
Current assets		965,355,062	853,789,580
Cash and cash equivalents		21,851,785	18,004,808
Interbank investments	4b and 6	269,770,534	191,421,112
Money market		242,121,454	159,166,188
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,156,647	2,299,767
Interbank deposits		24,492,433	29,955,157
Securities and derivative financial instruments	4c, 4d and 7	248,736,178	228,258,593
Own portfolio		54,982,663	37,300,050
Subject to repurchase commitments		23,404,867	56,173,716
Pledged in guarantee		6,164,237	4,071,385
Securities under resale agreements with free movement		5,245,696	-
Deposited with the Central Bank		1,344,620	4,523,388
Derivative financial instruments		23,574,340	13,049,880
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	129,559,984	106,431,575
Assets guaranteeing technical provisions – other securities	11b	4,459,771	6,708,599
Interbank accounts		72,940,944	64,008,457
Pending settlement		4,062,435	3,803,746
Central Bank deposits		68,698,374	60,156,620
National Housing System (SFH)		3,856	3,563
Correspondents		45,751	44,528
Interbank onlending		130,528	-
Interbranch accounts		104,458	147,653
Loan, lease and other credit operations	8	243,953,215	231,054,009
Operations with credit granting characteristics	4e	263,326,797	246,937,897
(Allowance for loan losses)	4f	(19,373,582)	(15,883,888)
Other receivables		105,341,736	118,394,759
Foreign exchange portfolio	9	36,724,869	64,820,551
Income receivable		2,412,411	2,274,980
Transactions with credit card issuers	4e	23,583,911	22,876,344
Receivables from insurance and reinsurance operations	4m I and 11b	1,334,206	1,448,913
Negotiation and intermediation of securities		9,946,086	4,798,136
Deferred tax assets	14b I	17,495,973	12,038,488
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	2,163,426	2,143,600
Sundry	13a	11,680,854	7,993,747
Other assets	4g	2,656,212	2,500,189
Assets held for sale		724,147	446,440
(Valuation allowance)		(138,875)	(75,261)
Unearned reinsurance premiums	4m I	16,325	6,818
Prepaid expenses	4g and 13b	2,054,615	2,122,192

Long term receivables		403,336,478	356,901,236
Interbank investments	4b and 6	1,128,121	1,011,564
Money market		221,220	-
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	40,691	-
Interbank deposits		866,210	1,011,564
Securities and derivative financial instruments	4c, 4d and 7	109,530,454	106,468,850
Own portfolio		65,997,031	74,181,725
Subject to repurchase commitments		1,886,127	15,418,759
Pledged in guarantee		5,006,425	813,035
Securities under resale agreements with free movement		14,482,948	-
Deposited with the Central Bank		2,014,588	3,231,750
Derivative financial instruments		13,636,372	7,623,749
Assets guaranteeing technical provisions – other securities	11b	6,506,963	5,199,832
Interbank accounts - National Housing System (SFH)		580,262	494,629
Loan, lease and other credit operations	8	215,535,862	198,277,800
Operations with credit granting characteristics	4e	234,631,798	210,525,343
(Allowance for loan losses)	4f	(19,095,936)	(12,247,543)
Other receivables		75,739,655	49,164,653
Foreign exchange portfolio	9	19,802,064	1,053,984
Receivables from insurance and reinsurance operations	4m I and 11b	15,231	-
Deferred tax assets	14b I	37,651,501	29,292,101
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	10,854,093	11,669,390
Sundry	13a	7,416,766	7,149,178
Other assets		822,124	1,483,740
Unearned reinsurance premiums	4m I	-	2,707
Prepaid expenses	4g and 13b	822,124	1,481,033
Permanent assets		27,164,707	19,819,431
Investments	4h, 15a Il and III	4,725,245	3,610,014
Investments in affiliates and jointly controlled entities		4,227,708	3,180,454
Other investments		706,391	638,477
(Allowance for losses)		(208,854)	(208,917)
Real estate in use	4i and 15b l	6,789,767	7,378,907
Real estate in use		4,285,439	4,147,943
Other fixed assets		12,144,802	11,994,332
(Accumulated depreciation)		(9,640,474)	(8,763,368)
Goodwill	4j and 15b ll	1,479,068	212,738
Intangible assets	4k and 15b lll	14,170,627	8,617,772
Acquisition of rights to credit payroll		1,045,952	1,052,781
Other intangible assets		17,049,750	10,389,968
(Accumulated amortization)		(3,925,075)	(2,824,977)
Total assets		1,395,856,247	1,230,510,247

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	78

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	06/30/2016	06/30/2015
Current liabilities		712,394,393	666,149,420
Deposits	4b and 10b	248,040,166	222,893,397
Demand deposits		58,763,238	50,540,410
Savings deposits		104,479,486	113,974,326
Interbank deposits		6,138,776	26,424,029
Time deposits		78,658,666	31,954,632
Deposits received under securities repurchase agreements	4b and 10c	198,719,520	173,048,327
Own portfolio		56,910,444	96,357,426
Third-party portfolio		125,981,308	71,371,208
Free portfolio		15,827,768	5,319,693
Funds from acceptances and issuance of securities	4b and 10d	24,769,276	27,361,597
Real estate, mortgage, credit and similar notes		18,472,826	20,330,536
Foreign borrowing through securities		4,295,808	5,927,759
Structured operations certificates		2,000,642	1,103,302
Interbank accounts		5,206,237	5,184,750
Pending settlement		3,447,091	3,407,911
Correspondents		1,759,146	1,776,839
Interbranch accounts		5,861,167	5,263,111
Third-party funds in transit		5,838,147	5,224,756
Internal transfer of funds		23,020	38,355
Borrowing and onlending	4b and 10e	52,658,696	47,613,025
Borrowing		41,611,831	33,700,414
Onlending		11,046,865	13,912,611
Derivative financial instruments	4d and 7g	18,186,232	11,015,909
Technical provision for insurance, pension plan and capitalization	4m II and 11a	6,536,562	8,378,204
Other liabilities		152,416,537	165,391,100
Collection and payment of taxes and contributions		3,943,596	4,439,883
Foreign exchange portfolio	9	38,888,135	65,344,613
Social and statutory	16b II	3,778,894	4,423,701
Tax and social security contributions	4n, 4o and 14c	8,881,788	5,424,886
Negotiation and intermediation of securities		13,321,622	7,515,203
Credit card operations	4e	51,691,686	51,010,784
Subordinated debt	10f	10,723,205	7,064,769
Provisions for contingent liabilities	12b	4,010,294	3,341,691
Sundry	13c	17,177,317	16,825,570

Long term liabilities		557,849,932	460,380,616
Deposits	4b and 10b	60,992,145	57,549,925
Interbank deposits		228,369	590,136
Time deposits		60,763,776	56,959,789
Deposits received under securities repurchase agreements	4b and 10c	154,942,662	132,251,841
Own portfolio		111,565,587	107,452,613
Free portfolio		43,377,075	24,799,228
Funds from acceptances and issuance of securities	4b and 10d	59,460,372	24,812,940
Real estate, mortgage, credit and similar notes		28,929,838	7,280,080
Foreign borrowing through securities		28,007,803	15,228,519
Structured Operations Certificates		2,522,731	2,304,341
Borrowing and onlending	4b and 10e	32,602,408	44,525,046
Borrowing		10,700,078	15,816,787
Onlending		21,902,330	28,708,259
Derivative financial instruments	4d and 7g	16,319,864	12,896,232
Technical provision for insurance, pension plan and capitalization	4m II and 11a	137,520,420	113,274,278
Other liabilities		96,012,061	75,070,354
Foreign exchange portfolio	9	19,257,329	1,084,134
Tax and social security contributions	4n, 4o and 14c	12,079,946	7,259,013
Subordinated debt	10f	49,558,877	52,163,581
Provisions for contingent liabilities	12b	11,342,567	10,422,349
Sundry	13c	3,773,342	4,141,277
Deferred income	4p	1,724,293	1,499,368
Non-controlling interests	16f	13,300,944	1,770,261
Stockholders' equity	16	110,586,685	100,710,582
Capital		85,148,000	85,148,000
Capital reserves		1,329,803	1,331,243
Revenue reserves		27,967,269	16,639,773
Asset valuation adjustment	4c, 4d and 16e	(2,411,741)	(66,308)
(Treasury shares)		(1,446,646)	(2,342,126)
Total liabilities and stockholders' equity		1,395,856,247	1,230,510,247

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	79

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2016	06/30/2015
Income related to financial operations		74,364,059	76,867,046
Loan, lease and other credit operations		37,900,943	38,643,130
Securities and derivative financial instruments		23,191,269	29,754,009
Financial income related to insurance, pension plan and capitalization operations	11c	9,468,192	6,434,451
Foreign exchange operations		587,999	(631,517)
Compulsory deposits		3,215,656	2,666,973
Expenses related to financial operations		(34,017,276)	(49,721,716)
Money market		(32,511,398)	(32,694,789)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(8,998,454)	(5,968,736)
Borrowing and onlending	10e	7,492,576	(11,058,191)
Income related to financial operations before loan and losses		40,346,783	27,145,330
Result of allowance for loan losses	8d I	(11,515,316)	(8,780,636)
Expenses for allowance for loan losses		(13,316,456)	(10,973,975)
Income related to recovery of credits written off as loss		1,801,140	2,193,339
Gross income related to financial operations		28,831,467	18,364,694
Other operating revenues (expenses)		(7,483,090)	(5,774,855)
Banking service fees	13d	10,976,384	10,131,840
Income related to bank charges	13e	5,150,011	4,800,537
Result from insurance, pension plan and capitalization operations	11c	2,198,133	1,987,717
Personnel expenses	13f	(9,874,852)	(8,702,157)
Other administrative expenses	13g	(8,664,371)	(8,192,734)
Tax expenses	4o and 14a II	(4,282,481)	(2,936,743)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	270,226	298,668
Other operating revenues	13h	383,804	480,389
Other operating expenses	13i	(3,639,944)	(3,642,372)
Operating income		21,348,377	12,589,839
Non-operating income		10,806	21,879
Income before taxes on income and profit sharing		21,359,183	12,611,718
Income tax and social contribution	4o and 14a I	(10,400,363)	(602,579)
Due on operations for the period		(1,930,494)	(4,474,535)
Related to temporary differences		(8,469,869)	3,871,956
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(98,500)	(107,385)
Non-controlling interests	16f	(158,218)	(184,866)
Net income		10,702,102	11,716,888
Weighted average of the number of outstanding shares	16a	5,926,183,705	6,012,124,077
Net income per share – R$		1.81	1.95
Book value per share - R$ (outstanding at 06/30)		18.65	16.80

Supplementary information

Exclusion of non recurring effects	2a and 22k	107,697	225,354
Net income without non recurring effects		10,809,799	11,942,242
Net income per share – R$		1.82	1.99

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	80

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2016	06/30/2015
Adjusted net income		52,545,013	25,768,346
Net income		10,702,102	11,716,888
Adjustments to net income:		41,842,911	14,051,458
Granted options recognized and share-based payment – variable compensation		(173,808)	(24,085)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	(2,841,611)	(241,076)
Effects of changes in exchange rates on cash and cash equivalents		17,617,165	(3,229,128)
Allowance for loan losses		13,316,456	10,973,975
Interest and foreign exchange expenses related to operations with subordinated debt		(2,769,773)	6,483,262
Financial expenses on technical provisions for pension plan and capitalization		8,998,454	5,968,736
Depreciation and amortization	15b	1,053,464	1,383,947
Interest expenses related to provision for contingent and legal liabilities	12b	843,081	755,327
Provision for contingent and legal liabilities	12b	1,718,810	1,580,010
Interest income related to escrow deposits	12b	(188,134)	(81,438)
Deferred taxes (excluding hedge tax effects)		899,123	1,021,488
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(270,226)	(298,668)
Interest and foreign exchange income related to available-for-sale securities		1,685,433	(7,476,296)
Interest and foreign exchange income related to held-to-maturity securities		924,564	(3,575,051)
(Gain) loss on sale of available-for-sale financial assets	7i	403,850	675,728
(Gain) loss on sale of investments		(13,390)	3,425
(Gain) loss on sale of foreclosed assets		52,077	20,243
(Gain) loss on sale of fixed assets		8,765	14,331
Non-controlling interests		158,218	184,866
Other		420,393	(88,138)
Change in assets and liabilities		(24,166,259)	(52,668,288)
(Increase) decrease in assets		53,969,609	(23,189,394)
Interbank investments		15,916,995	7,015,191
Securities and derivative financial instruments (assets / liabilities)		(2,174,872)	(20,919,080)
Compulsory deposits with the Central Bank of Brazil		(2,142,375)	2,949,694
Interbank and interbranch accounts (assets / liabilities)		(75,023)	1,396,856
Loan, lease and other credit operations		42,119,486	(15,737,123)
Other receivables and other assets		(1,600,366)	2,841,584
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		1,925,764	(736,516)
(Decrease) increase in liabilities		(78,135,868)	(29,478,894)
Deposits		(51,925,209)	(14,329,926)
Deposits received under securities repurchase agreements		(1,344,148)	(19,712,939)
Funds for issuance of securities		(3,522,000)	4,424,833
Borrowing and onlending		(25,738,745)	3,361,603
Credit card operations (assets / liabilities)		(2,711,859)	(6,182,065)
Technical provision for insurance, pension plan and capitalization		3,039,238	2,946,360
Collection and payment of taxes and contributions		3,704,555	4,213,874
Other liabilities		4,753,447	(215,007)
Deferred income		(274,431)	76,651
Payment of income tax and social contribution		(4,116,716)	(4,062,278)
Net cash provided by (used in) operating activities		28,378,754	(26,899,942)
Interest on capital / dividends received from affiliated companies		162,222	173,205
Funds received from sale of available-for-sale securities		11,880,901	7,958,499
Funds received from redemption of held-to-maturity securities		1,796,993	1,493,658
Disposal of assets not for own use		149,389	39,852
Disposal of investments		15,189	2,715
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	2cI	5,869,160	-
Cash and cash equivalents, net assets and liabilities due from Recovery acquisition	2cI	(713,914)	-
Sale of fixed assets		8,119	9,042
Termination of intangible asset agreements		5,267	37,516
Purchase of available-for-sale securities		(10,368,861)	(3,881,687)
Purchase of held-to-maturity securities		(1,221,020)	(2,563,397)
Purchase of investments - basicaly ConectCar	2cI	(508,576)	(7,019)
Disposal (Purchase) of fixed assets	15b	5,623	(619,088)
Disposal (Purchase) of intangible assets	15b	44,270	(547,777)
Net cash provided by (used in) investment activities		7,124,762	2,095,519
Decrease in subordinated debt		(7,596,476)	(1,823,847)
Change in non-controlling interests	16f	(41,438)	(772,822)
Granting of stock options		403,326	275,431
Purchase of treasury shares		(200,200)	(1,247,150)
Dividends and interest on capital paid to non-controlling interests		(90,761)	(56,510)
Dividends and interest on capital paid		(5,092,915)	(4,702,721)
Net cash provided by (used in) financing activities		(12,618,464)	(8,327,619)

Net increase (decrease) in cash and cash equivalents		22,885,052	(33,132,042)

Cash and cash equivalents at the beginning of the period		87,191,559	87,831,981
Effects of changes in exchange rates on cash and cash equivalents		(17,617,165)	3,229,128
Cash and cash equivalents at the end of the period	4a and 5	92,459,446	57,929,067

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	81

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		01/01 to		01/01 to
	Note	06/30/2016		06/30/2015
Income		81,567,881		85,508,772
Financial operations		74,364,059		76,867,046
Banking services		16,126,395		14,932,377
Result from insurance, pension plan and capitalization operations		2,198,133		1,987,717
Result from loan losses	8d	(11,515,316)		(8,780,636)
Other		394,610		502,268
Expenses		(37,657,220)		(53,364,088)
Financial operations		(34,017,276)		(49,721,716)
Other		(3,639,944)		(3,642,372)
Inputs purchased from third parties		(6,871,238)		(6,467,799)
Materials, energy and others	13g	(139,623)		(201,785)
Third-party services	13g	(2,097,964)		(1,869,339)
Other		(4,633,651)		(4,396,675)
Data processing and telecommunications	13g	(1,915,037)		(1,925,069)
Advertising, promotions and publication	13g	(435,969)		(479,425)
Installations		(779,945)		(687,583)
Transportation	13g	(198,304)		(199,361)
Security	13g	(358,167)		(331,193)
Travel expenses	13g	(88,389)		(104,177)
Other		(857,840)		(669,867)
Gross added value		37,039,423		25,676,885
Depreciation and amortization	13g	(1,093,000)		(1,084,380)
Net added value produced by the company		35,946,423		24,592,505
Added value received through transfer	15a lll	270,226		298,668
Total added value to be distributed		36,216,649		24,891,173
Distribution of added value		36,216,649		24,891,173
Personnel		8,992,176	24.8%	7,879,903	31.7%
Compensation		7,096,066	19.6%	6,263,339	25.2%
Benefits		1,485,885	4.1%	1,235,575	5.0%
FGTS – government severance pay fund		410,225	1.1%	380,989	1.5%
Taxes, fees and contributions		15,664,020	43.3%	4,468,961	18.0%
Federal		15,069,224	41.6%	3,940,259	15.8%
State		9,424	0.0%	13,413	0.1%
Municipal		585,372	1.6%	515,289	2.1%
Return on third parties’ assets - Rent		700,133	1.9%	640,555	2.6%
Return on own assets		10,860,320	30.0%	11,901,754	47.8%
Dividends and interest on capital		2,403,362	6.6%	2,883,340	11.6%
Retained earnings (loss) for the period		8,298,740	22.9%	8,833,548	35.5%
Minority interest in retained earnings		158,218	0.4%	184,866	0.7%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	82

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

	Note	06/30/2016	06/30/2015
Assets

Current assets		5,330,179	7,168,852
Cash and cash equivalents		183,322	306,142
Interbank investments	4b and 6	1,466,037	1,747,755
Money market		1,466,037	31,478
Interbank deposits		-	1,716,277
Securities and derivative financial instruments	4c, 4d and 7	5,940	4,064
Own portfolio		1,426	-
Pledged in guarantee		4,514	4,064
Other receivables		3,665,757	5,102,447
Income receivable	15a I	2,189,619	4,147,876
Deferred tax assets	14b I	871,437	100,423
Escrow deposits - Civil, Labor, Tax and Social lawsuits		354	-
Sundry	13a	604,347	854,148
Other assets – prepaid expenses	4g	9,123	8,444
Long term receivables		65,339,884	57,862,410
Interbank investments – interbank deposits	4b and 6	64,081,769	57,458,849
Other receivables		1,258,115	403,561
Deferred tax assets	14b I	253,341	15,990
Escrow deposits - Civil, Labor, Tax and Social lawsuits		17,242	15,984
Sundry	13a	987,532	371,587
Permanent assets		90,364,359	72,135,387
Investments - Investments in subsidiaries	15a I	90,364,336	72,135,337
Real estate in use	4i	23	50
Total assets		161,034,422	137,166,649
Liabilities

Current liabilities		9,074,375	3,267,102
Deposits - interbank deposits	4b and 10b	6,532,205	-
Derivative Financial Instruments	4d and 7h	18,849	-
Other liabilities		2,523,321	3,267,102
Social and statutory	16b II	2,053,814	2,561,474
Tax and social security contributions	4n, 4o and 14c	58,748	301,404
Subordinated debt	10f	349,545	340,948
Provisions for contingent liabilities		3,243	2,812
Sundry		57,971	60,464
Long term liabilities		38,048,287	28,033,085
Deposits - Interbank deposits	4b and 10b	6,238,092	-
Funds from acceptance and issuance of securities	4b and 10d	3,379,009	3,771,384
Derivative Financial Instruments	4d	3,148,892	-
Other liabilities		25,282,294	24,261,701
Tax and social security contributions	4n, 4o and 14c	122,295	11,435
Subordinated debt	10f	24,957,148	24,105,588
Provisions for contingent liabilities		182,408	144,678
Sundry		20,443	-
Stockholders' equity	16	113,911,760	105,866,462
Capital		85,148,000	85,148,000
Capital reserves		1,329,803	1,331,243
Revenue reserves		30,892,688	21,890,585
Asset valuation adjustment	4c and 4d	(2,012,085)	(161,240)
(Treasury shares)		(1,446,646)	(2,342,126)
Total liabilities and stockholders' equity		161,034,422	137,166,649

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	83

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2016	06/30/2015
Income related to financial operations		218,636	2,633,538
Securities and derivative financial instruments		218,636	2,633,538
Expenses related to financial operations		1,636,729	(783,133)
Money market	10 d	1,636,729	(783,133)
Gross income related to financial operations		1,855,365	1,850,405
Other operating revenues (expenses)		5,962,946	8,821,168
Personnel expenses		(74,636)	(74,221)
Other administrative expenses		(34,767)	(23,447)
Tax expenses	14a II	(92,995)	(131,501)
Equity in earnings of subsidiaries	15a I	6,209,983	9,096,803
Other operating revenues (expenses)		(44,639)	(46,466)
Operating income		7,818,311	10,671,573
Non-operating income		14,180	15,334
Income before taxes on income and profit sharing		7,832,491	10,686,907
Income tax and social contribution	4o	1,120,602	(65,377)
Due on operations for the period		192,711	(170,354)
Related to temporary differences		927,891	104,977
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(14,816)	8,734
Net income		8,938,277	10,630,264
Weighted average of the number of outstanding shares	16a	5,926,183,705	6,012,124,077
Net income per share – R$		1.51	1.77
Book value per share - R$ (outstanding at 06/30)		19.21	17.66

Supplementary information

Exclusion of non recurring effects	2a and 22k	107,697	225,354
Net income without non recurring effects		9,045,974	10,855,618
Net income per share – R$		1.53	1.81

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	84

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital	Revenue	Asset valuation	Retained	(Treasury
	Capital	reserves	reserves	adjustment	earnings	shares)	Total
Balance at 01/01/2015	75,000,000	1,315,744	27,224,331	(322,359)	-	(1,327,880)	101,889,836
Reserve Capitalization - ESM 04/29/2015	10,148,000	-	(10,148,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(1,247,150)	(1,247,150)
Granting of stock options	-	39,584	2,943	-	-	232,904	275,431
Granting of options recognized	-	21,465	-	-	-	-	21,465
Share-based payment – variable compensation	-	(45,550)	-	-	-	-	(45,550)
Payment of interest on capital on 02/26/2015 – declared after 12/31/2014 - R$ 0.5380 per share	-	-	(2,935,613)	-	-	-	(2,935,613)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	145,943	-	-	145,943
Remeasurements in liabilities of post-employment benefits	-	-	-	15,176	-	-	15,176
Net income	-	-	-	-	10,630,264	-	10,630,264
Appropriations:
Legal reserve	-	-	531,513	-	(531,513)	-	-
Statutory reserves	-	-	7,215,411	-	(7,215,411)	-	-
Dividends and interest on capital	-	-	-	-	(2,883,340)	-	(2,883,340)
Balance at 06/30/2015	85,148,000	1,331,243	21,890,585	(161,240)	-	(2,342,126)	105,866,462
Changes in the period	10,148,000	15,499	(5,333,746)	161,119	-	(1,014,246)	3,976,626
Balance at 01/01/2016	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Purchase of treasury shares	-	-	-	-	-	(200,200)	(200,200)
Granting of stock options	-	(33,608)	-	-	-	436,934	403,326
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of options recognized	-	(29,345)	-	-	-	-	(29,345)
Share-based payment – variable compensation	-	(144,463)	-	-	-	-	(144,463)
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(624,504)	-	-	(624,504)
Remeasurements in liabilities of post-employment benefits	-	-	-	(11,695)	-	-	(11,695)
Net income	-	-	-	-	8,938,277	-	8,938,277
Appropriations:
Legal reserve	-	-	446,914	-	(446,914)	-	-
Statutory reserves	-	-	5,592,173	-	(5,592,173)	-	-
Dividends and interest on capital	-	-	495,828	-	(2,899,190)	-	(2,403,362)
Balance at 06/30/2016	85,148,000	1,329,803	30,892,688	(2,012,085)	-	(1,446,646)	113,911,760
Changes in the period	-	(207,416)	1,167,799	(636,199)	-	2,906,734	3,230,918

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	85

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2016	06/30/2015
Adjusted net income		(3,146,158)	5,650,015
Net income		8,938,277	10,630,264
Adjustments to net income:		(12,084,435)	(4,980,249)
Granted options recognized and share-based payment – variable compensation		(173,808)	(24,085)
Interest and foreign exchange expense related to operations with subordinated debt		(4,762,653)	4,200,005
Deferred taxes		(927,891)	(104,977)
Equity in earnings of subsidiaries	15a I	(6,209,983)	(9,096,803)
Amortization of goodwill		39,980	28,873
Effects of changes in exchange rates on cash and cash equivalents		(50,089)	16,724
Other		9	14
Change in assets and liabilities		12,482,300	(4,606,982)
(Increase) decrease in interbank investments		12,003,821	(17,932,207)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		3,482,003	13,540,463
(Increase) decrease in other receivables and other assets		110,342	(19,018)
Increase (decrease) in deposits		(2,541,377)	-
(Decrease) increase in other liabilities		(595,973)	(153,110)
Payment of income tax and social contribution		23,484	(43,110)
Net cash provided by (used in) operating activities		9,336,142	1,043,033
Interest on capital / dividends received		4,160,604	1,835,182
(Purchase) sale of investments		(12,148,668)	424,177
(Purchase) sale of fixed assets		-	(2)
Net cash provided by (used in) investment activities		(7,988,064)	2,259,357
Decrease in subordinated debt		(707,861)	(684,220)
(Increase) decrease in funds for issuance of securities		(731,439)	3,265,842
Granting of stock options		403,326	275,431
Purchase of treasury shares		(200,200)	(1,247,150)
Dividends and interest on capital paid		(5,092,915)	(4,702,721)
Net cash provided by (used in) financing activities		(6,329,089)	(3,092,818)

Net increase (decrease) in cash and cash equivalents		(4,981,011)	209,572

Cash and cash equivalents at the beginning of the period		6,580,281	144,772
Effects of changes in exchange rates on cash and cash equivalents		50,089	(16,724)
Cash and cash equivalents at the end of the period	4a and 5	1,649,359	337,620

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	86

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2016	06/30/2015
Income		1,405,355	2,727,033
Financial operations		218,636	2,633,538
Other		1,186,719	93,495
Expenses		1,590,593	(830,888)
Financial operations		1,636,729	(783,133)
Other		(46,136)	(47,755)
Inputs purchased from third parties		(34,500)	(23,221)
Third-party services		(24,504)	(15,993)
Advertising, promotions and publication		(875)	(828)
Expenses for financial system services		(3,037)	(2,180)
Other		(6,084)	(4,220)
Gross added value		2,961,448	1,872,924
Deprecitation and amortization		(39,989)	(28,886)
Net added value produced by the company		2,921,459	1,844,038
Added value received through transfer	15a I	6,209,983	9,096,803
Total added value to be distributed		9,131,442	10,940,841
Distribution of added value		9,131,442	10,940,841
Personnel		81,698	59,694
Compensation		80,188	58,901
Benefits		1,343	629
FGTS – government severance pay fund		167	164
Taxes, fees and contributions		111,200	250,657
Federal		111,182	250,636
Municipal		18	21
Return on third parties’ assets - rent		267	226
Return on own assets		8,938,277	10,630,264
Dividends and interest on capital		2,403,362	2,883,340
Retained earnings (loss) for the period		6,534,915	7,746,924

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	87

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to June 30, 2016 and 2015

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	88

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading Net income without non recurring effects is presented within the Consolidated Statement of Income, and this effect is shown under the heading Exclusion of non recurring effects (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2106, ITAÚ UNIBANCO HOLDING CONSOLIDATED started to disclose a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk (related to expected and potential loss).

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4s).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4q), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	89

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

				Interest in voting		Interest in total
		Country of		capital at		capital at
		Incorporation	Activity	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Banco CorpBanca Colômbia S.A.	(Note 2c)	Colombia	Financial institution	22.25%	0.00%	22.25%	0.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Chile	(Note 2c)	Chile	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú BMG Consignado S.A		Brazil	Financial institution	60.00%	60.00%	60.00%	60.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		United Kingdom	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	60.00%	60.00%	60.00%	60.00%
Itaú CorpBanca	(Note 2c)	Chile	Financial institution	33.58%	0.00%	33.58%	0.00%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquier	100.00%	100.00%	100.00%	100.00%

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c) Business development

I. Acquisitions

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., signed a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) for acquisition of a 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to BTG’s total interest in Recovery, for the amount of R$ 640 million.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The transaction did not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

On July 7, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A., acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots, ranked as the second largest company in the sector, currently operating in 12 States and in the Federal District. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016.

The transaction did not have significant accounting effect on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Itau CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING CONSOLIDATED	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca was controlled from the April 1, 2016 fur ITAÚ UNIBANCO HOLDING CONSOLIDADO. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING CONSOLIDADO due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,255,803. Additionally, a goodwill of R$ 690,388 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

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The table below summarizes the main assets acquired and liabilities assumed on the acquisition date.

CorpBanca

04/01/2016
Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,611,966)
Net Assets Assumed at Fair Value	4,261,684

Contingent liabilities have not been recorded due to the acquisition.

The transaction did not have significant accounting effects on net income of ITAÚ UNIBANCO HOLDING CONSOLIDADO.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (Rede) entered into a share purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A., a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

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Note 3 – Requirements regarding capital and fixed asset limits

a) Basel and fixed asset ratios

Represented below are the main indicators at 06/30/2016, according to present regulation which defines the Consolidated Prudential as the calculation basis:

Consolidated
Prudential (1)
Reference equity (2)	135,835,372
Basel ratio	18.1%
Tier I	14.9%
Common Equity	14.8%
Additional Capital	0.1%
Tier II	3.2%
Fixed assets ratio	24.4%
Excess capital in relation to fixed assets	34,834,406

(1)	Consolidated financial statements including financial companies and the like. As from the base date January 2015, in accordance with Circular 4,278, this is the basis for the consolidation calculation;
(2)	According to CMN Resolutions No. 4,192, of March 1, 2013, No. 4,278, of October 31, 2013, No. 4,311, of January 20, 2014 and No. 4,442, of October 29, 2015, CMN defines Regulatory Capital, for the purpose of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

The management considers the current Basel ratio adequate (18.1% based on Prudential Consolidated, of which 14.9% is Principal Capital and Tier I and 3.2% is Tier II), taking into consideration that it exceeds by 7.6 percentage points the sum of minimum requirements for Regulatory Capital Additional to Principal Capital established by the Central Bank of Brazil for 2016 (equivalent to 10.5%).

CMN Resolution No. 4,192, of March 1, 2013, as amended, addresses the Reference Equity calculation methodology, and CMN Resolution No. 4,193, of March 1, 2013, as amended, addresses the minimum requirements for Reference Equity, Tier I, and Common Equity Tier I, and introduces the Additional Common Equity Tier 1. ITAÚ UNIBANCO HOLDING CONSOLIDATED opted to use a Standardized Approach to calculate credit and market risk-weighted assets, and the Alternative Standardized Approach to calculate operational risk-weighted assets, based on the regulations in force.

Considering current capital base at June 30, 2016, should the Basel III rules established by BACEN be immediately and fully applied, the principal capital ratio would be 14.1%, considering the use of tax credit.

For further information on capital requirements, please see to the company’s website www.itau.com.br/investor- relations, Corporate Governance section/ Risk and Capital Management – Pillar 3.

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The reference equity used for the calculation of ratios and the risk-weighted assets at 06/30/2016, are as follows:

	Consolidated
	Prudential
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	110,586,685
Non-controlling interests	13,241,325
Changes in ownership interest in a subsidiary as a result of capital transaction	3,046,280
Consolidated stockholders’ equity (BACEN)	126,874,290
Common Equity deductions (1)	(15,410,251)
Common Equity Tier I	111,464,039
Additional Tier I deductions	685,033
Additional Tier I Capital	685,033
Tier I (Common Equity + Additional Capital)	112,149,072
Instruments eligible for inclusion in Tier II	23,488,431
Tier II deductions	197,869
Tier II	23,686,300
Regulatory Capital (Tier I + Tier II)	135,835,372
Risk-weighted assets	752,120,368
Risk-weighted assets of credit risk (RWACPAD)	690,963,020	91.9%
a) Per weighting factor (FPR):
FPR at 2%	160,533	0.0%
FPR at 20%	7,121,222	0.9%
FPR at 35%	11,396,184	1.5%
FPR at 50%	47,094,990	6.3%
FPR at 75%	141,481,929	18.8%
FPR at 85%	116,582,126	15.5%
FPR at 100%	314,034,393	41.8%
FPR at 250%	28,267,445	3.8%
FPR at 300%	7,967,899	1.1%
FPR at 1250% (2)	1,744,447	0.2%
Derivatives – Future potential gain on and variation in the counterparty credit quality Minimum Required Regulatory Capital	15,111,852	2.0%
b) Per type:
Securities	44,191,232	5.9%
Loan operations - retail	113,499,965	15.1%
Loan operations – non-retail	254,015,710	33.8%
Joint obligations - retail	206,671	0.0%
Joint obligations – non-retail	48,712,820	6.5%
Loan commitments - retail	27,773,255	3.7%
Loan commitments – non-retail	11,009,175	1.5%
Other exposures	191,554,192	25.5%
Risk-weighted assets of operational risk (RWAOPAD)	43,447,870	5.8%
Retail	7,989,605	1.1%
Commercial	23,069,045	3.1%
Corporate finance	2,946,218	0.4%
Negotiation and sales	577,407	0.1%
Payments and settlements	3,419,408	0.5%
Financial agent services	3,070,052	0.4%
Asset management	2,374,561	0.3%
Retail brokerage	1,574	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	17,709,478	2.4%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	1,231,210	0.2%
Operations subject to interest rate variations	15,655,797	2.1%
Fixed rate denominated in Real (RWAJUR1)	3,507,483	0.5%
Foreign currency coupon (RWAJUR2)	7,033,063	0.9%
Price index coupon (RWAJUR3)	5,115,251	0.7%
Interest rate coupon (RWAJUR4)	-	0.0%
Operations subject to commodity price variation (RWACOM)	510,066	0.1%
Operations subject to stock price variation (RWAACS)	312,405	0.0%
RWA	752,120,368	100.0%
Minimum Required Regulatory Capital	74,271,886
Excess capital in relation to Minimum Required Regulatory Capital	61,563,486	82.9%
Ratio (%)	18.1%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,820,229

(1) As from Junec 30, 2015, Resolution No. 4,277/13 establishes the application of prudential adjustments related to pricing of financial instruments evaluated by market value, impacting deductions of capital by R$ 485 million.

(2) Considers the application of "F" factor required by article 29 of Circular No. 3,644/13.

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During this period, the effects of the changes in legislation and balances were as follows:

	Reference	Weighted
Changes in the Basel Ratio	equity (*)	exposure (*)	Effect
Ratio at 12/31/2015 - Prudential Conglomerate	128,465,152	722,467,645	17.8%
Net income for the period	9,338,480	-	1.3%
Interest on capital and dividends	(5,100,478)	-	-0.7%
Benefits to employees - CVM Resolution No. 4,424, June 25, 2015	(11,695)	-	0.0%
Granting of options recognized	(29,345)	-	0.0%
Granting of stock options – options exercised during the period	403,326	-	0.1%
Asset valuation adjustment	225,425	-	0.0%
Deductions in reference equity	(5,963,299)	-	-0.8%
Purchase of treasury shares	(200,200)	-	0.0%
Non-controlling interests	12,259,567	-	1.7%
Subordinated debt and redeemable preferred shares	(3,914,740)	-	-0.5%
Other changes in reference equity	363,179	-	0.1%
Changes in risk exposure	-	29,652,723	-0.7%
Ratio at 06/30/2016 - Prudential Conglomerate	135,835,372	752,120,368	18.1%

(*) Corpbanca merger impacted the Referential Equity in R$ 7,5 billion, particularly due to non-controlling interest (R$ 12.3 billion) and prudential deductions (R$ 4.8 billion) set forth in BACEN Resolution No. 4.192. This merger gave rise to an impact on Risk-weighted Assets of R$ 103.0 billion.

b) Global systemic importance

BACEN Circular No. 3,751 came into effect in March 2015, providing for the determination of indicators relevant to assess the global systemically important banks (G-SIB) for Brazilian financial institutions. For details on the indicators of the global systemic importance index see to our website www.itau.com.br/relacoes-com-investidores, at “Governança Corporativa”, “Annex I_IAISG”.

c)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution No. 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, capitalization companies and reinsurers. Upon publication of this resolution, CNSP Resolutions No. 228, 280, 283, 284, 316 and 317 are cancelled.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variations, and transactions with fixed charges, are recorded at their present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rates of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

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•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on an accrual basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future periods.

From January 1, 2015, Itaú Unibanco has adopted the option provided in Circular No. 3,693/13, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated after January 1, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - these assets are stated at the cost of acquisition or construction, less accumulated depreciation, and were adjusted to market value up to December 31, 2007, when applicable, for insurance, pension plan and capitalization operations, and these adjustments to market value are supported by appraisal reports. They correspond to rights related to tangible assets intended for the maintenance of the company’s operations or exercised for this purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The consideration received under lease contracts started to be recorded in income in accordance with CMN Resolution No. 3,617/08, as of September 30, 2015, as determined by the Central Bank.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

k)	Intangible assets – correspond to rights acquired related to intangible assets intended to be held by the company, or which are exercised for this purpose, according to CMN Resolution No. 3,642, of November 26, 2008. They are composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532/97, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

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l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP Resolution No. 321, of July 15, 2015, as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 319, of December 12, 2014, and SUSEP Circular No. 517, of July 30, 2015.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I- Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks.

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

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•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Supplemental Coverage Provision – recognized whenever technical provisions are found to be insufficient, determined based on the Liability Adequacy Test, in accordance with the provisions specified in the regulations in force. In June 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the option provided for in SUSEP Circular No. 517/15 to make use of the difference between the market value and book value l ("value added") of securities pledged as guarantees of technical provisions recognized in assets as held to maturity;

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date.

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn.

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability.

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

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II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15% to 20% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with non-controlling interests - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to non-controlling is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

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Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in equity valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

s)	Foreign currency translation

I- Functional and presentation currency

The financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM deliberation Nº 640/10.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates;

•	Exchange differences arising from currency translation are recorded in Cumulative Translation Adjustments (CTA).

II - Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in cumulative translation adjustments until derecognition or impairment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	102

Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	06/30/2016	06/30/2015
Cash and cash equivalents	21,851,785	18,004,808
Interbank deposits	17,436,990	20,368,036
Securities purchased under agreements to resell – Funded position	53,170,671	19,556,223
Total	92,459,446	57,929,067

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	06/30/2016	06/30/2015
Cash and cash equivalents	183,322	306,142
Securities purchased under agreements to resell – Funded position	1,466,037	31,478
Total	1,649,359	337,620

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	103

Note 6 - Interbank investments

	06/30/2016						06/30/2015
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	183,483,934	56,563,046	2,074,474	221,220	242,342,674	89.4	159,166,188	82.7
Funded position (*)	58,422,214	18,911,457	1,377,841	221,220	78,932,732	29.1	59,025,341	30.7
Financed position	118,102,975	7,921,707	110,161	-	126,134,843	46.5	72,014,506	37.4
With free movement	5,005,658	7,921,707	110,161	-	13,037,526	4.8	39,036,741	20.3
Without free movement	113,097,317	-	-	-	113,097,317	41.7	32,977,765	17.1
Short position	6,958,745	29,729,882	586,472	-	37,275,099	13.8	28,126,341	14.6
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	3,156,647	-	-	40,691	3,197,338	1.2	2,299,767	1.2
Interbank deposits	18,937,886	4,021,556	1,532,991	866,210	25,358,643	9.4	30,966,721	16.1
Total	205,578,467	60,584,602	3,607,465	1,128,121	270,898,655	100.0	192,432,676	100.0
% per maturity term	75.9	22.4	1.3	0.4	100.0
Total – 06/30/2015	96,293,816	88,459,703	6,667,593	1,011,564	192,432,676
% per maturity term	50.0	46.0	3.5	0.5	100.0

(*)	Includes R$ 8,586,241 (R$ 7,588,701 at 06/30/2015) related to money market with free movement, in which securities are restricted to guarantee transactions at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 1,466,037 (R$ 31,478 at 06/30/2015), Interbank deposits with maturity of 31 to 180 days (R$ 505,674 at 06/30/2015), with maturity of 181 to 365 days to (R$ 1,210,603 at 06/30/2015) and over 365 days amounting to R$ 64,081,769 (R$ 57,458,849 at 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	104

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	06/30/2016											06/30/2015
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	108,266,250	366,774	173,117	108,806,141	30.4	636,200	9,239,375	2,252,565	6,102,974	11,399,846	79,175,181	125,014,636
Financial treasury bills	15,049,044	(2,060)	(201)	15,046,783	4.2	-	2,181,232	-	1,696,406	626,762	10,542,383	21,515,465
National treasury bills	19,948,939	39,854	-	19,988,793	5.6	626,073	-	1,397,073	160,481	9,299,485	8,505,681	33,092,853
National treasury notes	40,459,511	149,560	45,641	40,654,712	11.3	5,379	7,053,867	13,932	1,073,763	1,410,318	31,097,453	40,890,960
National treasury/securitization	228,453	(248)	4,581	232,786	0.1	124	1,473	87	136	491	230,475	244,238
Brazilian external debt bonds	32,580,303	179,668	123,096	32,883,067	9.2	4,624	2,803	841,473	3,172,188	62,790	28,799,189	29,271,120
Government securities - abroad	15,984,845	36,719	(14,730)	16,006,834	4.5	1,454,879	1,578,735	1,977,017	3,650,769	2,630,312	4,715,122	10,396,795
Argentina	649,216	20,531	-	669,747	0.2	202,178	162,875	179,324	107,875	5,783	11,712	848,465
Belgium	-	-	-	-	0.0	-	-	-	-	-	-	111,287
Chile	4,169,360	399	2,595	4,172,354	1.2	153,053	499,523	-	696,785	1,811,158	1,011,835	1,014,017
Colombia	3,948,869	15,584	39,050	4,003,503	1.1	53,504	3,217	439,799	469,317	-	3,037,666	67,684
Korea	1,672,171	-	-	1,672,171	0.5	-	-	390,655	1,281,516	-	-	1,624,664
Denmark	1,385,813	-	-	1,385,813	0.4	417,537	-	481,194	487,082	-	-	3,029,184
Spain	753,220	-	1	753,221	0.2	326,558	426,663	-	-	-	-	306,530
United States	1,647,720	81	8,130	1,655,931	0.5	216,272	241,692	177,069	80,759	432,041	508,098	1,209,419
France	-	-	-	-	0.0	-	-	-	-	-	-	192,867
Netherlands	100,000	-	90	100,090	0.0	-	-	-	100,090	-	-	170,000
Mexico	2,472	93	-	2,565	0.0	-	711	-	54	-	1,800	7,936
Paraguay	1,211,206	-	(61,519)	1,149,687	0.3	85,688	244,054	223,559	268,597	327,789	-	1,443,575
Peru	-	-	-	-	0.0	-	-	-	-	-	-	815
Uruguay	435,759	(70)	(2,045)	433,644	0.1	84	-	85,417	151,790	53,541	142,812	362,842
Other	9,039	101	(1,032)	8,108	0.0	5	-	-	6,904	-	1,199	7,510
Corporate securities	68,014,296	3,999	(1,335,334)	66,682,961	18.6	7,248,714	2,136,336	5,266,138	6,562,039	7,780,214	37,689,520	72,210,808
Shares	1,822,995	(53,475)	6,161	1,775,681	0.5	1,775,681	-	-	-	-	-	2,994,420
Rural product note	1,480,573	-	(114,233)	1,366,340	0.4	301,104	186,841	86,594	226,461	10,955	554,385	1,315,682
Bank deposit certificates	1,199,283	199	1,172	1,200,654	0.3	444,265	100,523	117,540	234,986	102,686	200,654	1,588,361
Securitized real estate loans	17,506,772	-	(70,192)	17,436,580	4.9	331,712	293,215	-	54,767	314,270	16,442,616	18,447,785
Fund quotas	1,448,655	5,773	(225)	1,454,203	0.4	1,454,203	-	-	-	-	-	1,814,311
Credit rights	-	-	-	-	0.0	-	-	-	-	-	-	46,942
Fixed income	1,315,433	2,862	(25)	1,318,270	0.4	1,318,270	-	-	-	-	-	1,565,044
Variable income	133,222	2,911	(200)	135,933	0.0	135,933	-	-	-	-	-	202,325
Debentures	22,821,328	44,687	(1,084,473)	21,781,542	6.1	143,328	199,968	678,728	1,221,401	2,571,505	16,966,612	22,179,432
Eurobonds and others	9,210,908	4,343	(21,108)	9,194,143	2.5	323,712	431,318	750,513	1,915,743	2,718,689	3,054,168	9,355,598
Financial bills	10,663,423	-	(36,953)	10,626,470	3.0	2,040,992	567,665	3,598,702	2,671,318	1,578,868	168,925	12,957,368
Promissory notes	1,086,669	-	(3,566)	1,083,103	0.3	337,066	99,776	23,783	157,178	465,300	-	1,087,759
Other	773,690	2,472	(11,917)	764,245	0.2	96,651	257,030	10,278	80,185	17,941	302,160	470,092
PGBL / VGBL fund quotas (1)	129,559,984	-	-	129,559,984	36.2	129,559,984	-	-	-	-	-	106,431,575
Subtotal - securities	321,825,375	407,492	(1,176,947)	321,055,920	89.6	138,899,777	12,954,446	9,495,720	16,315,782	21,810,372	121,579,823	314,053,814
Trading securities	195,347,176	407,492	-	195,754,668	54.6	133,311,611	8,141,451	3,539,437	3,266,056	5,263,198	42,232,915	195,051,425
Available-for-sale securities	85,793,950	-	(1,176,947)	84,617,003	23.6	5,106,861	4,262,750	5,824,152	11,698,528	8,340,132	49,384,580	79,924,505
Held-to-maturity securities (2)	40,684,249	-	-	40,684,249	11.4	481,305	550,245	132,131	1,351,198	8,207,042	29,962,328	39,077,884
Derivative financial instruments	30,509,182	6,701,530	-	37,210,712	10.4	8,469,103	3,921,302	3,910,389	7,273,546	4,865,605	8,770,767	20,673,629
Total securities and derivative financial instruments (assets)	352,334,557	7,109,022	(1,176,947)	358,266,632	100.0	147,368,880	16,875,748	13,406,109	23,589,328	26,675,977	130,350,590	334,727,443
												-
Derivative financial instruments (liabilities)	(31,292,709)	(3,213,387)	-	(34,506,096)	100.0	(7,075,708)	(2,522,423)	(2,479,700)	(6,108,401)	(3,370,890)	(12,948,974)	(23,912,141)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded negative adjustment to market value in the amount of R$ 129,190 ( (R$ 160,504 at 06/30/2015), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	105

b)	Summary by portfolio

	06/30/2016
		Restricted to				Derivative	Assets guaranteeing
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	financial instruments	technical provisions (Note 11b)	Total
Government securities - domestic	49,507,153	23,552,396	19,546,507	5,282,803	3,359,208	-	7,558,074	108,806,141
Financial treasury bills	3,592,119	5,610,048	-	4,849,705	-	-	994,911	15,046,783
National treasury bills	11,527,075	8,461,718	-	-	-	-	-	19,988,793
National treasury notes	21,012,774	9,480,630	-	238,937	3,359,208	-	6,563,163	40,654,712
National treasury / Securitization	232,786	-	-	-	-	-	-	232,786
Brazilian external debt bonds	13,142,399	-	19,546,507	194,161	-	-	-	32,883,067
Government securities - abroad	13,631,034	112,808	29,766	2,220,420	-	-	12,806	16,006,834
Argentina	605,994	38,641	-	25,112	-	-	-	669,747
Chile	4,097,233	22,794	-	39,521	-	-	12,806	4,172,354
Colombia	3,194,195	-	29,766	779,542	-	-	-	4,003,503
Korea	1,219,026	-	-	453,145	-	-	-	1,672,171
Denmark	708,020	-	-	677,793	-	-	-	1,385,813
Spain	753,221	-	-	-	-	-	-	753,221
United States	1,439,659	-	-	216,272	-	-	-	1,655,931
Netherlands	100,090	-	-	-	-	-	-	100,090
Mexico	2,565	-	-	-	-	-	-	2,565
Paraguay	1,092,463	51,373	-	5,851	-	-	-	1,149,687
Uruguay	417,364	-	-	16,280	-	-	-	433,644
Other	1,204	-	-	6,904	-	-	-	8,108
Corporate securities	57,841,507	1,625,790	152,371	3,667,439	-	-	3,395,854	66,682,961
Shares	1,772,430	-	-	3,251	-	-	-	1,775,681
Rural product note	1,366,340	-	-	-	-	-	-	1,366,340
Bank deposit certificates	1,191,178	1,139	-	8,337	-	-	-	1,200,654
Securitized real estate loans	17,436,580	-	-	-	-	-	-	17,436,580
Fund quotas	1,388,215	-	-	381	-	-	65,607	1,454,203
Fixed income	1,252,282	-	-	381	-	-	65,607	1,318,270
Variable income	135,933	-	-	-	-	-	-	135,933
Debentures	15,998,478	1,624,651	-	3,655,470	-	-	502,943	21,781,542
Eurobonds and other	9,041,772	-	152,371	-	-	-	-	9,194,143
Financial bills	7,799,166	-	-	-	-	-	2,827,304	10,626,470
Promissory notes	1,083,103	-	-	-	-	-	-	1,083,103
Other	764,245	-	-	-	-	-	-	764,245
PGBL / VGBL fund quotas	-	-	-	-	-	-	129,559,984	129,559,984
Subtotal - securities	120,979,694	25,290,994	19,728,644	11,170,662	3,359,208	-	140,526,718	321,055,920
Trading securities	30,434,689	21,302,029	3,943,623	4,830,039	1,344,620	-	133,899,668	195,754,668
Available-for-sale securities	65,079,595	3,988,965	4,040,075	6,340,619	2,014,588	-	3,153,161	84,617,003
Held-to-maturity securities	25,465,410	-	11,744,946	4	-	-	3,473,889	40,684,249
Derivative financial instruments	-	-	-	-	-	37,210,712	-	37,210,712
Total securities and derivative financial instruments (assets)	120,979,694	25,290,994	19,728,644	11,170,662	3,359,208	37,210,712	140,526,718	358,266,632
Total securities and derivative financial instruments (assets) – 06/30/2015	111,481,775	71,592,475	-	4,884,420	7,755,138	20,673,629	118,340,006	334,727,443

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	106

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2016										06/30/2015
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	55,833,947	366,774	56,200,721	29	636,175	7,513,525	2,252,485	2,578,774	3,012,073	40,207,689	76,958,552
Financial treasury bills	12,527,206	(2,060)	12,525,146	6	-	717,720	-	1,164,780	303,966	10,338,680	19,158,262
National treasury bills	12,109,885	39,854	12,149,739	6	626,073	-	1,397,073	66,034	1,554,878	8,505,681	25,291,979
National treasury notes	25,983,765	149,560	26,133,325	13	5,354	6,791,529	13,852	863,336	1,089,948	17,369,306	27,930,953
National treasury / Securitization	3,037	(248)	2,789	-	124	1,473	87	136	491	478	5,465
Brazilian external debt bonds	5,210,054	179,668	5,389,722	3	4,624	2,803	841,473	484,488	62,790	3,993,544	4,571,893
Government securities - abroad	2,037,361	36,719	2,074,080	1	253,577	180,772	502,641	130,833	108,854	897,403	1,297,062
Argentina	648,953	20,531	669,484	0	202,178	162,875	179,324	107,612	5,783	11,712	847,655
Belgium	-	-	-	-	-	-	-	-	-	-	111,287
Chile	99,023	399	99,422	0	-	15,019	-	5,500	25,918	52,985	1,103
Colombia	1,112,281	15,584	1,127,865	1	21	2,167	296,556	254	-	828,867	67,684
United States	77,072	81	77,153	-	-	-	-	-	77,153	-	68,263
Mexico	2,472	93	2,565	-	-	711	-	54	-	1,800	7,936
Paraguay	51,373	-	51,373	-	51,373	-	-	-	-	-	133,380
Peru	-	-	-	-	-	-	-	-	-	-	815
Uruguay	45,289	(70)	45,219	-	-	-	26,761	17,413	-	1,045	58,929
Other	898	101	999	-	5	-	-	-	-	994	10
Corporate securities	7,915,884	3,999	7,919,883	4	2,861,875	447,154	784,311	556,449	2,142,271	1,127,823	10,364,236
Shares	1,673,514	(53,475)	1,620,039	1	1,620,039	-	-	-	-	-	1,906,957
Bank deposit certificates	25,298	199	25,497	-	7,362	4,211	2,748	5,279	4,244	1,653	111,778
Fund quotas	762,568	5,773	768,341	-	768,341	-	-	-	-	-	479,753
Credit rights	-	-	-	-	-	-	-	-	-	-	37,600
Fixed income	629,929	2,862	632,791	-	632,791	-	-	-	-	-	295,768
Variable income	132,639	2,911	135,550	-	135,550	-	-	-	-	-	146,385
Debentures	1,173,517	44,687	1,218,204	1	17,864	5	-	10,425	417,211	772,699	1,499,921
Eurobonds and other	586,084	4,343	590,427	-	999	856	27,962	192,799	232,476	135,335	903,597
Financial bills	3,648,164	-	3,648,164	2	447,270	442,082	753,601	347,946	1,488,340	168,925	5,461,169
Others	46,739	2,472	49,211	-	-	-	-	-	-	49,211	1,061
PGBL / VGBL fund quotas	129,559,984	-	129,559,984	66	129,559,984	-	-	-	-	-	106,431,575
Total	195,347,176	407,492	195,754,668	100	133,311,611	8,141,451	3,539,437	3,266,056	5,263,198	42,232,915	195,051,425
% per maturity term					68.1	4.2	1.8	1.7	2.7	21.6
Total – 06/30/2015	195,177,591	(126,166)	195,051,425	100	113,854,840	11,334,112	5,100,157	7,948,518	11,043,553	45,770,245
% per maturity term					58.3	5.8	2.6	4.1	5.7	23.5

At 06/30/2016, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 4,514 without maturity (4,064 of 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	107

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2016										06/30/2015
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	28,019,498	173,117	28,192,615	33.4	25	1,725,850	80	2,587,604	517,516	23,361,540	25,097,313
Financial treasury bills	2,521,838	(201)	2,521,637	3.0	-	1,463,512	-	531,626	322,796	203,703	2,357,223
National treasury bills	-	-	-	0.0	-	-	-	-	-	-	816,911
National treasury notes	9,910,427	45,641	9,956,068	11.8	25	262,338	80	210,427	194,720	9,288,478	8,877,705
National treasury / Securitization	225,416	4,581	229,997	0.3	-	-	-	-	-	229,997	238,773
Brazilian external debt bonds	15,361,817	123,096	15,484,913	18.3	-	-	-	1,845,551	-	13,639,362	12,806,701
Government securities - abroad	13,390,273	(14,730)	13,375,543	15.8	1,148,364	1,397,963	1,342,245	3,160,101	2,521,458	3,805,412	9,087,904
Argentina	263	-	263	0.0	-	-	-	263	-	-	810
Chile	4,070,337	2,595	4,072,932	4.8	153,053	484,504	-	691,285	1,785,240	958,850	1,012,914
Colombia	2,291,684	39,050	2,330,734	2.8	545	1,050	11,112	109,228	-	2,208,799	-
Korea	1,672,171	-	1,672,171	2.0	-	-	390,655	1,281,516	-	-	1,624,664
Denmark	1,385,813	-	1,385,813	1.6	417,537	-	481,194	487,082	-	-	3,029,184
Spain	753,220	1	753,221	0.9	326,558	426,663	-	-	-	-	306,530
United States	1,570,648	8,130	1,578,778	1.9	216,272	241,692	177,069	80,759	354,888	508,098	1,141,156
Netherlands	100,000	90	100,090	0.1	-	-	-	100,090	-	-	170,000
Paraguay	1,159,833	(61,519)	1,098,314	1.3	34,315	244,054	223,559	268,597	327,789	-	1,310,195
Uruguay	378,184	(2,045)	376,139	0.4	84	-	58,656	134,377	53,541	129,481	292,100
Other	8,120	(1,032)	7,088	0.0	-	-	-	6,904	-	184	7,484
Corporate securities	44,384,179	(1,335,334)	43,048,845	50.8	3,958,472	1,138,937	4,481,827	5,950,823	5,301,158	22,217,628	45,739,288
Shares	149,481	6,161	155,642	0.2	155,642	-	-	-	-	-	1,087,463
Rural product note	1,480,573	(114,233)	1,366,340	1.6	301,104	186,841	86,594	226,461	10,955	554,385	1,315,682
Bank deposit certificate	1,173,981	1,172	1,175,153	1.4	436,899	96,312	114,792	229,707	98,442	199,001	1,476,579
Securitized real estate loans	2,203,748	(70,192)	2,133,556	2.5	-	-	-	-	-	2,133,556	2,353,319
Fund quotas	686,087	(225)	685,862	0.8	685,862	-	-	-	-	-	1,334,558
Credit rights	-	-	-	0.0	-	-	-	-	-	-	9,342
Fixed income	685,504	(25)	685,479	0.8	685,479	-	-	-	-	-	1,269,276
Variable income	583	(200)	383	0.0	383	-	-	-	-	-	55,940
Debentures	21,631,312	(1,084,473)	20,546,839	24.3	125,464	199,963	678,728	1,210,976	2,154,294	16,177,414	20,679,511
Eurobonds and other	8,583,799	(21,108)	8,562,691	10.1	322,713	430,462	722,551	1,722,944	2,463,698	2,900,323	8,439,187
Financial bills	7,015,259	(36,953)	6,978,306	8.2	1,593,722	125,583	2,845,101	2,323,372	90,528	-	7,496,199
Promissory notes	1,086,669	(3,566)	1,083,103	1.3	337,066	99,776	23,783	157,178	465,300	-	1,087,759
Other	373,270	(11,917)	361,353	0.4	-	-	10,278	80,185	17,941	252,949	469,031
Total	85,793,950	(1,176,947)	84,617,003	100.0	5,106,861	4,262,750	5,824,152	11,698,528	8,340,132	49,384,580	79,924,505
% per maturity term					6.0	5.0	6.9	13.8	9.9	58.4
Total – 06/30/2015	80,396,552	(472,047)	79,924,505	100.0	4,578,658	3,489,626	4,811,752	6,344,356	16,773,373	43,926,740
% per maturity term					5.7	4.4	6.0	7.9	21.0	55.0

At June 30, 2016, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 1,426 maturing 31 to 90 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	108

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 06/30/2016, not considered in results, is an impairment loss of R$ 532,219 (R$ 674,771 at 06/30/2015).

	06/30/2016									06/30/2015
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	24,412,805	60.0	-	-	-	936,596	7,870,257	15,605,952	24,937,898	22,958,771	23,197,832.00
National treasury bills	7,839,054	19.3	-	-	-	94,447	7,744,607	-	7,778,039	6,983,943	6,830,912
National treasury notes	4,565,319	11.2	-	-	-	-	125,650	4,439,669	5,154,586	4,082,302	4,515,805
Brazilian external debt bonds	12,008,432	29.5	-	-	-	842,149	-	11,166,283	12,005,273	11,892,526	11,851,115
Government securities - abroad	557,211	1.4	52,938	-	132,131	359,835	-	12,307	557,261	11,829	17,487.00
Colombia	544,904	1.3	52,938	-	132,131	359,835	-	-	544,969	-	-
Uruguay	12,286	0.1	-	-	-	-	-	12,286	12,286	11,813	17,312
Other	21	-	-	-	-	-	-	21	6	16	175
Corporate securities	15,714,233	38.6	428,367	550,245	-	54,767	336,785	14,344,069	15,318,281	16,107,284	15,702,061
Bank deposit certificate	4	-	4	-	-	-	-	-	4	4	4
Securitized real estate loans	15,303,024	37.6	331,712	293,215	-	54,767	314,270	14,309,060	14,907,106	16,094,466	15,689,245
Debentures	16,499	0.0	-	-	-	-	-	16,499	16,499	-	-
Eurobonds and other	41,025	0.1	-	-	-	-	22,515	18,510	40,991	12,814	12,812
Other	353,681	0.9	96,651	257,030	-	-	-	-	353,681	-	-
Total	40,684,249	100.0	481,305	550,245	132,131	1,351,198	8,207,042	29,962,328	40,813,440	39,077,884	38,917,380
% per maturity term			1.2	1.4	0.3	3.3	20.2	73.6
Total – 06/30/2015	39,077,884	100.0	66,998	532,586	118,894	214,418	2,080,059	36,064,929
% per maturity term			0.2	1.4	0.3	0.5	5.3	92.3

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,732,507 (R$ 2,435,424 at 06/30/2015).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	109

g)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 06/30/2016, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 6,969,638 (R$ 3,108,354 at 06/30/2015) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	110

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	06/30/2016	06/30/2015	06/30/2016	06/30/2016	06/30/2016	06/30/2015
Futures contracts	518,491,376	442,187,006	5,437	232,854	238,291	17,560
Purchase commitments	163,427,487	124,735,676	(302,993)	258,525	(44,468)	(39,583)
Commodities	237,987	252,128	(705)	-	(705)	(2,403)
Indexes	55,740,474	49,088,816	(286,951)	(6,818)	(293,769)	(163,941)
Interbank market	85,474,320	28,709,619	(2,789)	169	(2,620)	34,760
Foreign currency	11,763,994	43,733,127	(13,548)	264,879	251,331	91,121
Fixed rates	320,980	-	-	295	295	-
Securities	9,803,500	2,951,986	352	-	352	880
Other	86,232	-	648	-	648	-
Commitments to sell	355,063,889	317,451,330	308,430	(25,671)	282,759	57,143
Commodities	285,142	318,671	1,200	-	1,200	25
Indexes	67,226,646	69,453,145	244,879	6,546	251,425	181,064
Interbank market	200,073,545	137,279,023	3,493	(3,931)	(438)	(103,867)
Foreign currency	76,285,487	106,807,872	59,790	(28,286)	31,504	(19,990)
Securities	11,182,670	3,589,424	(932)	-	(932)	(86)
Other	10,399	3,195	-	-	-	(3)
Swap contracts			(2,681,450)	779,588	(1,901,862)	(6,555,292)
Asset position	429,731,049	265,447,700	8,759,727	3,241,298	12,001,025	5,397,737
Commodities	227,877	-	206	72	278	-
Indexes	171,803,121	114,851,425	1,151,287	434,041	1,585,328	716,710
Interbank market	58,411,499	54,390,319	3,296,940	98,253	3,395,193	751,816
Foreign currency	15,518,547	12,152,983	1,707,103	(75,509)	1,631,594	2,036,802
Fixed rates	151,469,943	79,231,982	2,391,004	2,672,944	5,063,948	1,563,772
Floating rate	32,286,276	4,792,048	212,863	111,618	324,481	327,936
Securities	11,514	19,872	-	-	-	-
Other	2,272	9,071	324	(121)	203	701
Liability position	432,412,499	272,468,522	(11,441,177)	(2,461,710)	(13,902,887)	(11,953,029)
Commodities	178,202	23,647	(159)	46	(113)	-
Indexes	139,329,738	76,920,098	(3,699,186)	(1,116,858)	(4,816,044)	(2,969,075)
Interbank market	39,463,888	35,854,568	(559,192)	236,993	(322,199)	(531,996)
Foreign currency	27,124,677	26,452,439	(1,410,665)	28,946	(1,381,719)	(3,579,767)
Fixed rates	192,908,429	124,466,793	(5,561,835)	(605,470)	(6,167,305)	(4,532,761)
Floating rate	33,365,325	8,513,237	(190,077)	(1,008,362)	(1,198,439)	(298,754)
Securities	33,184	96,990	(19,789)	3,035	(16,754)	(40,587)
Other	9,056	140,750	(274)	(40)	(314)	(89)
Option contracts	396,537,799	494,985,545	(1,788,200)	1,752,301	(35,899)	965,981
Purchase commitments - long position	90,991,384	115,778,425	2,282,239	(1,186,789)	1,095,450	2,400,636
Commodities	549,301	611,890	28,540	(3,170)	25,370	21,930
Indexes	23,299,928	54,370,224	131,320	3,882	135,202	75,986
Interbank market	611,554	7,360,842	2,142	11,610	13,752	11,422
Foreign currency	60,794,165	48,542,840	1,957,904	(1,319,871)	638,033	1,809,242
Fixed rates	5,970	3,413	-	5	5	22
Floating rate	-	9,618	-	-	-	-
Securities	5,661,414	4,800,690	156,530	110,610	267,140	472,122
Other	69,052	78,908	5,803	10,145	15,948	9,912
Commitments to sell - long position	108,353,551	140,370,240	1,940,060	3,380,179	5,320,239	2,660,054
Commodities	290,275	393,025	7,780	1,126	8,906	21,678
Indexes	64,770,544	67,191,451	118,499	(14,331)	104,168	41,076
Interbank market	2,193,697	13,656,857	2,712	(2,236)	476	291
Foreign currency	34,119,401	50,357,727	1,556,209	2,978,704	4,534,913	766,282
Fixed rates	142,547	139,306	6,359	(534)	5,825	5,207
Securities	6,810,342	8,593,154	247,996	416,792	664,788	1,824,692
Other	26,745	38,720	505	658	1,163	828
Purchase commitments - short position	82,320,599	103,798,939	(3,482,700)	1,947,153	(1,535,547)	(2,464,754)
Commodities	363,329	433,268	(7,241)	(514)	(7,755)	(18,162)
Indexes	23,351,185	53,308,117	(166,485)	(47,737)	(214,222)	(164,735)
Interbank market	281,452	4,651,144	(1,248)	721	(527)	(14,940)
Foreign currency	53,591,361	41,320,573	(3,240,454)	2,095,938	(1,144,516)	(1,901,890)
Fixed rates	92,153	89,076	-	(70)	(70)	(476)
Securities	4,572,067	3,917,853	(61,469)	(91,027)	(152,496)	(354,638)
Other	69,052	78,908	(5,803)	(10,158)	(15,961)	(9,913)
Commitments to sell - short position	114,872,265	135,037,941	(2,527,799)	(2,388,242)	(4,916,041)	(1,629,955)
Commodities	394,555	409,092	(24,769)	(2,765)	(27,534)	(39,132)
Indexes	69,728,132	75,367,397	(330,376)	26,604	(303,772)	(225,359)
Interbank market	1,086,433	7,013,469	(2,622)	278	(2,344)	(813)
Foreign currency	37,480,304	45,942,566	(1,916,869)	(2,005,901)	(3,922,770)	(716,893)
Fixed rates	19,612	14,117	(720)	(104)	(824)	(525)
Securities	6,136,652	6,252,580	(251,978)	(405,682)	(657,660)	(646,405)
Other	26,577	38,720	(465)	(672)	(1,137)	(828)
Forward contracts	27,883,199	20,239,799	1,232,092	4,868	1,236,960	1,696,049
Purchases receivable	4,048,655	1,298,197	3,393,612	7,830	3,401,442	1,287,051
Interbank market	732,920	-	-	135	135	-
Fixed rates	2,116,199	65,602	2,178,968	6,327	2,185,295	65,546
Floating rate	1,186,516	1,232,595	1,187,785	1,436	1,189,221	1,221,471
Securities	13,020	-	26,859	(68)	26,791	34
Purchases payable	4,908,415	-	(3,380,747)	18	(3,380,729)	(1,289,307)
Interbank market	4,908,415	-	-	(1)	(1)	-
Fixed rates	-	-	(2,178,968)	-	(2,178,968)	(65,514)
Floating rate	-	-	(1,187,785)	-	(1,187,785)	(1,223,759)
Securities	-	-	(13,994)	19	(13,975)	(34)
Sales receivable	3,123,230	2,997,248	3,098,949	1,288	3,100,237	2,677,774
Commodities	17	20	17	-	17	20
Indexes	182	421	178	-	178	413
Interbank market	258	287,009	257	-	257	1,470
Fixed rates	991,833	385,573	994,939	-	994,939	392,041
Floating rate	883,436	575,080	884,609	-	884,609	584,484
Securities	1,247,504	1,749,145	1,218,949	1,288	1,220,237	1,699,346
Sales deliverable	15,802,899	15,944,354	(1,879,722)	(4,268)	(1,883,990)	(979,469)
Interbank market	15,802,725	15,944,354	-	(2,851)	(2,851)	(2,606)
Fixed rates	-	-	(994,939)	(858)	(995,797)	(392,979)
Floating rate	-	-	(884,609)	(559)	(885,168)	(583,643)
Securities	174	-	(174)	-	(174)	(241)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	111

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	06/30/2016	06/30/2015	06/30/2016	06/30/2016	06/30/2016	06/30/2015
Credit derivatives	12,160,490	10,717,728	96,783	(84,812)	11,971	(37,570)
Asset position	4,972,867	3,945,233	248,262	(4,178)	244,084	353,252
Foreign currency	3,965,708	2,472,243	247,460	(34,340)	213,120	257,450
Fixed rate	32,098	440,569	-	802	802	54,273
Securities	791,980	854,625	595	24,648	25,243	34,391
Other	183,081	177,796	207	4,712	4,919	7,138
Liability position	7,187,623	6,772,495	(151,479)	(80,634)	(232,113)	(390,822)
Foreign currency	4,801,057	2,556,542	(148,482)	8,458	(140,024)	(245,190)
Fixed rate	337,029	1,994,972	(3,559)	290	(3,269)	(53,754)
Securities	1,675,447	2,095,561	483	(76,594)	(76,111)	(88,001)
Other	374,090	125,420	79	(12,788)	(12,709)	(3,877)
Forwards operations	227,421,067	124,808,551	2,276,573	203,159	2,479,732	698,583
Asset position	122,709,002	69,712,134	6,457,488	252,199	6,709,687	2,615,677
Commodities	259,565	183,445	36,624	(4,081)	32,543	22,924
Indexes	331,463	108,412	38,252	-	38,252	494
Foreign currency	122,092,949	69,351,654	6,381,361	256,280	6,637,641	2,587,548
Securities	25,025	68,623	1,251	-	1,251	4,711
Liability position	104,712,065	55,096,417	(4,180,915)	(49,040)	(4,229,955)	(1,917,094)
Commodities	104,726	336,225	(5,274)	(223)	(5,497)	(39,898)
Indexes	198,974	6,989	(19,342)	-	(19,342)	(8)
Foreign currency	104,408,365	54,748,777	(4,156,299)	(48,817)	(4,205,116)	(1,877,138)
Securities	-	4,426	-	-	-	(50)
Target flow of swap	1,479,490	1,748,024	(314,383)	92,993	(221,390)	(209,621)
Asset position - Foreign currency	909,490	1,060,027	14,895	107,015	121,910	183,074
Liability position - Interbank Market	570,000	687,997	(329,278)	(14,022)	(343,300)	(392,695)
Other derivative financial instruments	17,595,613	13,482,450	389,621	507,192	896,813	185,798
Asset position	13,078,471	12,093,558	4,308,513	669,834	4,978,347	3,080,814
Foreign currency	8,999,022	7,350,384	4,017,462	572,477	4,589,939	2,686,284
Fixed rate	1,306,618	776,705	55,916	8,665	64,581	38,487
Securities	2,415,432	3,817,646	235,185	76,307	311,492	352,739
Other	357,399	148,823	(50)	12,385	12,335	3,304
Liability position	4,517,142	1,388,892	(3,918,892)	(162,642)	(4,081,534)	(2,895,016)
Indexes	11,220	-	(470)	-	(470)	-
Foreign currency	3,444,698	252,618	(3,894,515)	(142,886)	(4,037,401)	(2,815,230)
Securities	866,909	984,984	(23,751)	(15,771)	(39,522)	(74,984)
Other	194,315	151,290	(156)	(3,985)	(4,141)	(4,802)
		Asset	30,509,182	6,701,530	37,210,712	20,673,629
		Liability	(31,292,709)	(3,213,387)	(34,506,096)	(23,912,141)
		Total	(783,527)	3,488,143	2,704,616	(3,238,512)

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2016	06/30/2015
Futures	84,371,279	191,452,964	77,104,039	165,563,094	518,491,376	442,187,006
Swaps	8,668,716	54,499,975	59,014,638	298,787,993	420,971,322	261,339,533
Options	98,977,106	164,495,016	92,213,175	40,852,502	396,537,799	494,985,545
Forwards (onshore)	10,437,809	11,548,922	5,896,413	55	27,883,199	20,239,799
Credit derivatives	-	536,375	1,284,716	10,339,399	12,160,490	10,717,728
Forwards (offshore)	74,340,644	98,452,151	41,758,399	12,869,873	227,421,067	124,808,551
Target flow of swap	-	-	177,355	1,302,135	1,479,490	1,748,024
Other derivative financial instruments	31,359	597,151	3,807,605	13,159,498	17,595,613	13,482,450

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	112

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2016										06/30/2015
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures - BM&FBOVESPA	5,437	232,854	238,291	0.6	231,818	62,319	(11,770)	21,959	(25,300)	(40,735)	17,560
Swaps - adjustment receivable	8,759,727	3,241,298	12,001,025	32.2	285,555	583,863	1,070,599	1,944,885	1,852,089	6,264,034	5,397,737
BM&FBOVESPA	2,161,015	(173,358)	1,987,657	5.3	106,937	122,218	42,835	487,858	649,257	578,552	401,027
Companies	4,201,075	2,166,180	6,367,255	17.1	140,235	392,543	948,279	683,120	717,220	3,485,858	3,526,593
Financial institutions	1,977,210	1,387,265	3,364,475	9.0	29,542	26,275	52,198	726,322	467,488	2,062,650	1,278,943
Individuals	420,427	(138,789)	281,638	0.8	8,841	42,827	27,287	47,585	18,124	136,974	191,174
Option premiums	4,222,299	2,193,390	6,415,689	17.2	513,312	1,245,138	878,359	1,189,089	2,363,318	226,473	5,060,690
BM&FBOVESPA	2,495,993	2,310	2,498,303	6.7	181,111	627,678	379,498	336,786	960,308	12,922	2,459,981
Companies	414,798	283,146	697,944	1.9	24,863	39,450	55,382	150,638	325,387	102,224	862,073
Financial institutions	1,304,824	1,910,152	3,214,976	8.6	307,338	578,010	442,669	698,066	1,077,566	111,327	1,738,140
Individuals	6,684	(2,218)	4,466	0.0	-	-	810	3,599	57	-	496
Forwards (onshore)	6,492,561	9,118	6,501,679	17.5	5,616,705	720,990	139,406	24,531	47	-	3,964,825
BM&FBOVESPA	1,245,303	1,354	1,246,657	3.4	361,683	720,990	139,406	24,531	47	-	1,701,003
Companies	2,933,921	2,223	2,936,144	7.9	2,936,144	-	-	-	-	-	1,486,197
Financial institutions	2,313,337	5,541	2,318,878	6.2	2,318,878	-	-	-	-	-	777,625
Credit derivatives - Financial institutions	248,262	(4,178)	244,084	0.8	-	237	1,979	1,754	7,178	232,936	353,252
Forwards (offshore)	6,457,488	252,199	6,709,687	18.0	1,818,751	1,172,144	1,804,103	1,164,068	399,696	350,925	2,615,677
BM&FBOVESPA	267,520	-	267,520	0.7	107,037	53,331	67,093	39,975	84	-	-
Companies	2,970,857	129,060	3,099,917	8.3	753,785	693,185	973,915	314,778	231,354	132,900	1,189,900
Financial institutions	3,204,522	123,376	3,327,898	8.9	956,252	420,202	758,317	806,844	168,258	218,025	1,423,805
Individuals	14,589	(237)	14,352	0.1	1,677	5,426	4,778	2,471	-	-	1,972
Target flow of swap - Companies	14,895	107,015	121,910	0.3	-	-	-	48,289	73,621	-	183,074
Other derivative financial instruments	4,308,513	669,834	4,978,347	13.4	2,962	136,611	27,713	2,878,971	194,956	1,737,134	3,080,814
Companies	1,046,995	205,851	1,252,846	3.4	2,962	42,666	26,960	248,588	188,939	742,731	452,486
Financial institutions	3,258,928	462,422	3,721,350	10.0	-	93,945	753	2,630,383	3,799	992,470	2,628,328
Individuals	2,590	1,561	4,151	0.0	-	-	-	-	2,218	1,933	-
Total	30,509,182	6,701,530	37,210,712	100.0	8,469,103	3,921,302	3,910,389	7,273,546	4,865,605	8,770,767	20,673,629
% per maturity term					22.8	10.5	10.5	19.5	13.1	23.6
Total - 06/30/2015	17,835,804	2,837,825	20,673,629	100.0	5,788,007	2,163,118	2,956,039	2,142,716	2,345,640	5,278,109
% per maturity term					28.0	10.5	14.3	10.4	11.3	25.5

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	113

	06/30/2016										06/30/2015
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(11,441,177)	(2,461,710)	(13,902,887)	40.4	(162,525)	(594,614)	(317,855)	(1,226,543)	(1,536,065)	(10,065,285)	(11,953,029)
BM&FBOVESPA	(1,405,615)	(269,222)	(1,674,837)	4.9	(3,370)	(256,516)	(49,957)	(377,662)	(112,364)	(874,968)	(1,088,535)
Companies	(2,190,905)	(518,710)	(2,709,615)	7.9	(120,913)	(111,272)	(135,861)	(197,368)	(506,084)	(1,638,117)	(3,896,186)
Financial institutions	(2,140,617)	(2,164,848)	(4,305,465)	12.5	(31,542)	(138,389)	(99,743)	(203,175)	(846,913)	(2,985,703)	(1,923,459)
Individuals	(5,704,040)	491,070	(5,212,970)	15.1	(6,700)	(88,437)	(32,294)	(448,338)	(70,704)	(4,566,497)	(5,044,849)
Option premiums	(6,010,499)	(441,089)	(6,451,588)	18.7	(569,303)	(956,726)	(1,298,956)	(1,280,742)	(1,268,204)	(1,077,657)	(4,094,709)
BM&FBOVESPA	(2,301,339)	(153,338)	(2,454,677)	7.1	(267,546)	(321,293)	(715,142)	(721,111)	(421,384)	(8,201)	(1,299,567)
Companies	(411,112)	(356,011)	(767,123)	2.2	(65,259)	(82,978)	(153,502)	(150,757)	(230,131)	(84,496)	(530,290)
Financial institutions	(3,285,054)	82,013	(3,203,041)	9.3	(236,031)	(549,086)	(421,993)	(404,064)	(613,674)	(978,193)	(2,262,041)
Individuals	(12,994)	(13,753)	(26,747)	0.1	(467)	(3,369)	(8,319)	(4,810)	(3,015)	(6,767)	(2,811)
Forwards (onshore)	(5,260,469)	(4,250)	(5,264,719)	15.2	(5,261,868)	(479)	(1,310)	(1,062)	-	-	(2,268,776)
BM&FBOVESPA	(13,212)	(2,849)	(16,061)	-	(13,210)	(479)	(1,310)	(1,062)	-	-	(2,605)
Companies	(2,933,921)	(881)	(2,934,802)	8.5	(2,934,802)	-	-	-	-	-	(1,487,077)
Financial institutions	(2,313,336)	(520)	(2,313,856)	6.7	(2,313,856)	-	-	-	-	-	(779,094)
Credit derivatives	(151,479)	(80,634)	(232,113)	0.7	-	(1,096)	(737)	(4,378)	(22,086)	(203,816)	(390,822)
Companies	-	-	-	-	-	-	-	-	-	-	(14,981)
Financial institutions	(151,479)	(80,634)	(232,113)	0.7	-	(1,096)	(737)	(4,378)	(22,086)	(203,816)	(375,841)
Forwards (offshore)	(4,180,915)	(49,040)	(4,229,955)	12.2	(1,080,698)	(847,371)	(850,480)	(806,893)	(140,199)	(504,314)	(1,917,094)
BM&FBOVESPA	(319,548)	(1)	(319,549)	0.9	(132,142)	(69,553)	(79,989)	(37,713)	(152)	-	-
Companies	(1,262,760)	8,707	(1,254,053)	3.6	(268,287)	(384,009)	(239,305)	(205,076)	(99,498)	(57,878)	(1,194,584)
Financial institutions	(2,596,600)	(56,224)	(2,652,824)	7.7	(680,171)	(392,581)	(530,706)	(562,398)	(40,532)	(446,436)	(718,452)
Individuals	(2,007)	(1,522)	(3,529)	-	(98)	(1,228)	(480)	(1,706)	(17)	-	(4,058)
Target flow of swap - Companies	(329,278)	(14,022)	(343,300)	1.0	-	-	-	-	(343,300)	-	(392,695)
Other derivative financial instruments	(3,918,892)	(162,642)	(4,081,534)	11.8	(1,314)	(122,137)	(10,362)	(2,788,783)	(61,036)	(1,097,902)	(2,895,016)
Companies	(532,314)	(154,438)	(686,752)	2.0	(1,314)	(33,143)	(10,362)	(43,421)	(15,442)	(583,070)	(643,316)
Financial institutions	(3,386,537)	(6,742)	(3,393,279)	9.8	-	(88,994)	-	(2,745,362)	(45,555)	(513,368)	(2,251,700)
Individuals	(41)	(1,462)	(1,503)	-	-	-	-	-	(39)	(1,464)	-
Total	(31,292,709)	(3,213,387)	(34,506,096)	100.0	(7,075,708)	(2,522,423)	(2,479,700)	(6,108,401)	(3,370,890)	(12,948,974)	(23,912,141)
% per maturity term					20.5	7.3	7.2	17.7	9.8	37.5
Total - 06/30/2015	(21,504,956)	(2,407,185)	(23,912,141)	100.0	(4,084,268)	(1,823,661)	(3,159,321)	(1,948,659)	(2,287,422)	(10,608,810)
% per maturity term					17.1	7.6	13.2	8.1	9.6	44.4

At ITAÚ UNIBANCO HOLDING, the market values related to swap contract positions involving the interbank market totaled (R$ 3,167,741), at liabilities position, and were distributed between 31 to 180 days (R$ 18,849) and over 365 days (R$ 3,148,892) .

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	114

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2016
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	422,538,601	48,236,127	283,889,542	22,704,894	-	78,489,180	-	-
Over-the-counter market	95,952,775	372,735,195	112,648,257	5,178,305	12,160,490	148,931,887	1,479,490	17,595,613
Financial institutions	95,874,257	237,011,989	87,486,941	2,258,849	12,160,490	93,996,394	-	7,926,891
Companies	78,518	52,612,150	24,573,257	2,919,456	-	54,766,787	1,479,490	9,660,898
Individuals	-	83,111,056	588,059	-	-	168,706	-	7,824
Total	518,491,376	420,971,322	396,537,799	27,883,199	12,160,490	227,421,067	1,479,490	17,595,613
Total – 06/30/2015	442,187,006	261,339,533	494,985,545	20,239,799	10,717,728	124,808,551	1,748,024	13,482,450

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	115

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	06/30/2016			06/30/2015
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(8,055,377)	4,105,113	(3,950,264)	(7,587,222)	3,115,518	(4,471,704)
Total return rate swaps	-	-	-	(14,988)	-	(14,988)
Total	(8,055,377)	4,105,113	(3,950,264)	(7,602,210)	3,115,518	(4,486,692)

The effect on the reference equity (Note 3) was R$ 336,215 (R$ 406,171 at 06/30/2015).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	116

V - Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions and Funding) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over and LIBOR/ UF*/ TPM* and foreign exchange rate.

*UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	06/30/2016			06/30/2015
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	86,503,505	(1,286,957)	87,581,336	56,996,512	1,357,305	59,085,997
Hedge of syndicated loan	6,740,580	(95,196)	6,740,580	6,515,460	(72,949)	6,515,460
Hedge of assets transactions	11,199,531	20,844	12,223,651	-	-	-
Hedge of UF - denominated assets	8,162,552	5,615	8,162,552	-	-	-
Hedge of funding	2,984,360	(24,750)	2,984,360	-	-	-
Hedge of loan operations	738,950	8,602	738,950	-	-	-
Total	116,329,478	(1,371,842)	118,431,429	63,511,972	1,284,356	65,601,457

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ 380,205 (R$ 510,805 at 06/30/2015).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts on BM&FBOVESPA and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second half of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on BM&FBOVESPA, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	06/30/2016
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	3,159,409	(89,437)	3,159,409	84,387
Hedge of available-for-sale securities	10,980	46	10,980	(201)
Hedge of funding	6,403,644	12,347	6,403,644	(12,851)
Total	9,574,033	(77,044)	9,574,033	71,335

	06/30/2015
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loan operations	3,467,913	(66,209)	3,467,913	65,953
Hedge of funding	620,520	390	620,520	(462)
Total	4,088,433	(65,819)	4,088,433	65,491

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, respectively, maturing between 2016 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	117

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	06/30/2016			06/30/2015
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	20,353,244	(2,123,956)	11,703,615	18,404,571	(2,551,585)	10,529,255
Total	20,353,244	(2,123,956)	11,703,615	18,404,571	(2,551,585)	10,529,255

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	06/30/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	31,189,985	29,163,887	12,480,638	6,233,224	7,316,765	119,006	-	86,503,505
Hedge of syndicated loan	6,740,580	-	-	-	-	-	-	6,740,580
Hedge of loans	4,627,346	5,308,970	728,884	-	534,331	-	-	11,199,531
Hedge of assets denominated in UF	6,595,556	-	-	1,566,996	-	-	-	8,162,552
Hedge of funding (Cash flow)	-	1,389,254	-	-	354,143	1,240,963	-	2,984,360
Hedge of loan operations (Cash flow)	123,560	-	-	24,390	19,512	571,488	-	738,950
Hedge of loan operations (Market risk)	188,861	726,749	159,869	78,972	32,432	360,302	1,612,224	3,159,409
Hedge of funding (Market risk)	483,817	2,930,138	97,603	2,563,048	329,038	-	-	6,403,644
Hedge of available-for-sale securities	10,980	-	-	-	-	-	-	10,980
Hedge of net investment in foreign operations (*)	20,353,244	-	-	-	-	-	-	20,353,244
Total	70,313,929	39,518,998	13,466,994	10,466,630	8,586,221	2,291,759	1,612,224	146,256,755

(*) Classified as current, since instruments are frequently renewed.

	06/30/2015
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	11,474,234	18,301,467	21,352,049	5,380,321	173,975	314,466	-	56,996,512
Hedge of highly probable anticipated transactions	-	1,241,040	5,274,420	-	-	-	-	6,515,460
Hedge of loan operations (Market risk)	103,735	172,893	652,479	449,877	302,129	417,587	1,369,213	3,467,913
Hedge of funding (Market risk)	620,520	-	-	-	-	-	-	620,520
Hedge of net investment in foreign operations (*)	18,404,571	-	-	-	-	-	-	18,404,571
Total	30,603,060	19,715,400	27,278,948	5,830,198	476,104	732,053	1,369,213	86,004,976

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	118

h) Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Opening balance	(5,901,210)	489,912
Adjustments with impact on:
Results	2,841,611	241,076
Trading securities	1,517,030	177,859
Derivative financial instruments	1,324,581	63,217
Stockholders’ equity	2,292,744	(2,165,790)
Available-for-sale	3,096,043	56,440
Accounting hedge – derivative financial instruments	(803,299)	(2,222,230)
Futures	(803,299)	(2,156,356)
Swaps	-	(65,874)

Closing balance	(777,110)	(1,434,802)
Adjustment to market value	(777,110)	(1,434,802)
Trading securities	407,492	(126,166)
Available-for-sale securities	(1,176,947)	(472,047)
Derivative financial instruments	(7,655)	(836,589)
Trading securities	3,488,143	430,640
Accounting hedge - Futures	(3,495,798)	(1,267,229)
Futures	(3,495,798)	(1,267,229)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Gain (loss) – trading securities	965,486	(444,964)
Gain (loss) – available-for-sale securities	(403,850)	(675,728)
Gain (loss) – derivatives	4,012,576	1,910,209
Gain (loss) – foreign exchange variations on investments abroad	(10,566,141)	6,780,719
Total	(5,991,929)	7,570,236

During the periods ended 06/30/2016 and 06/30/2015, ITAÚ UNIBANCO HOLDING did not recognize impairment losses for Held-to-Maturity Financial Assets.

During the period ended 06/30/2016, ITAÚ UNIBANCO HOLDING recognized R$ 223,914 as impairment losses for Available-for-Sale Financial Assets, recorded in the statement of income in the line "Net gain (loss) on investment securities and derivatives".

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	119

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	06/30/2016 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(643)	(205,037)	(393,282)
Foreign Exchange Linked	Foreign Exchange Linked Interest	158	(23,824)	(51,346)
Foreign Exchange Rates	Prices of Foreign Currencies	(2,682)	215,138	493,926
Price Index Linked	Interest of Inflation coupon	(378)	(22,840)	(42,084)
TR	TR Linked Interest Rates	-	(7)	(13)
Equities	Prices of Equities	(339)	14,175	49,570
Total		(3,884)	(22,395)	56,771

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2016 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(4,810)	(1,552,887)	(3,009,727)
Foreign Exchange Linked	Foreign Exchange Linked Interest	(3,192)	(453,577)	(856,136)
Foreign Exchange Rates	Prices of Foreign Currencies	(3,180)	212,518	498,028
Price Index Linked	Interest of Inflation coupon	(249)	(121,119)	(352,680)
TR	TR Linked Interest Rates	755	(195,542)	(453,822)
Equities	Prices of Equities	3,845	(90,060)	(158,851)
Total		(6,831)	(2,200,667)	(4,333,188)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation , and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	120

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2016										06/30/2015
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	220,011,798	98,397,743	43,417,788	19,677,250	9,394,800	7,998,356	5,145,472	3,896,732	11,289,478	419,229,417	382,692,806
Loans and discounted trade receivables	86,909,851	81,497,566	35,926,907	14,575,332	6,591,386	4,098,141	4,450,354	3,558,075	9,813,279	247,420,891	214,107,516
Financing	66,102,791	10,012,175	5,848,721	3,823,169	2,387,313	3,353,391	423,981	262,023	1,188,158	93,401,722	108,634,276
Farming and agribusiness financing	7,301,293	907,122	552,488	229,139	92,028	76,986	17,457	12,322	24,978	9,213,813	7,751,407
Real estate financing	59,697,863	5,980,880	1,089,672	1,049,610	324,073	469,838	253,680	64,312	263,063	69,192,991	52,199,607

Lease operations	3,290,015	3,693,021	1,328,689	434,537	186,786	58,254	167,137	52,724	156,911	9,368,074	5,409,622

Credit card operations	-	50,098,293	2,263,898	1,544,390	860,239	589,741	612,594	528,238	3,250,189	59,747,582	60,404,577

Advance on exchange contracts (1)	3,529,017	549,322	251,161	508,930	118,810	62,236	6,960	296	5,110	5,031,842	3,435,161

Other sundry receivables (2)	742,001	1,957,839	3,613	6,562	877	38	12,365	3,610	1,854,775	4,581,680	5,521,074

Total operations with credit granting characteristics	227,572,831	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,556,463	497,958,595	457,463,240
Endorsements and sureties (3)										75,044,243	74,242,979
Total with endorsements and sureties	227,572,831	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,556,463	573,002,838	531,706,219
Total – 06/30/2015	233,066,372	133,821,248	37,645,387	15,920,418	12,350,933	3,974,987	3,264,466	4,004,184	13,415,245	457,463,240

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Endorsements and sureties paid;

(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	121

II – By maturity and risk level

	06/30/2016										06/30/2015
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,255,095	2,191,180	1,822,846	1,700,642	1,450,958	1,393,267	4,398,335	15,212,323	13,550,748
01 to 30	-	-	105,111	113,368	82,381	65,883	57,180	61,218	261,313	746,454	779,869
31 to 60	-	-	106,806	84,021	68,777	50,749	48,396	47,734	175,665	582,148	527,173
61 to 90	-	-	70,937	78,136	66,281	45,305	44,913	47,419	172,871	525,862	535,165
91 to 180	-	-	191,246	224,839	191,441	182,685	132,800	137,499	492,046	1,552,556	1,505,914
181 to 365	-	-	314,576	398,486	339,524	252,394	243,264	265,392	851,671	2,665,307	2,550,537
Over 365	-	-	1,466,419	1,292,330	1,074,442	1,103,626	924,405	834,005	2,444,769	9,139,996	7,652,090
Overdue installments	-	-	979,049	1,115,798	1,262,596	1,060,236	1,488,610	1,411,065	9,256,917	16,574,271	13,797,482
01 to 14	-	-	7,677	46,710	33,600	23,194	23,014	27,222	86,800	248,217	237,042
15 to 30	-	-	922,335	209,518	142,489	103,514	95,393	71,289	203,690	1,748,228	1,860,402
31 to 60	-	-	49,037	792,654	232,464	130,478	154,181	142,824	1,884,599	3,386,237	1,717,754
61 to 90	-	-	-	32,882	791,470	141,535	162,835	200,179	348,180	1,677,081	1,647,296
91 to 180	-	-	-	34,034	62,573	625,768	1,008,930	914,944	1,523,661	4,169,910	4,225,491
181 to 365	-	-	-	-	-	35,747	44,257	54,607	4,969,769	5,104,380	4,032,226
Over 365	-	-	-	-	-	-	-	-	240,218	240,218	77,271
Subtotal	-	-	3,234,144	3,306,978	3,085,442	2,760,878	2,939,568	2,804,332	13,655,252	31,786,594	27,348,230
Specific allowance	-	-	(32,341)	(99,210)	(308,545)	(828,263)	(1,469,784)	(1,963,032)	(13,655,252)	(18,356,427)	(14,470,674)
Subtotal - 06/30/2015	-	-	3,214,767	3,181,966	3,448,844	2,335,728	2,272,354	2,444,279	10,450,292	27,348,230

	Non-Overdue Operations
Falling due installments	227,189,682	153,278,068	43,564,788	18,574,083	7,345,339	5,908,065	2,913,156	1,646,217	2,802,522	463,221,920	425,740,491
01 to 30	26,130,480	33,481,447	7,236,074	2,991,409	1,107,451	1,022,199	357,582	90,183	428,314	72,845,139	58,993,918
31 to 60	9,766,028	14,580,910	3,611,753	1,521,126	489,255	314,619	248,910	77,745	239,094	30,849,440	36,232,786
61 to 90	10,850,756	9,468,258	2,860,278	932,186	256,443	186,710	297,577	61,645	123,828	25,037,681	24,159,519
91 to 180	22,897,301	17,795,268	6,211,732	1,988,917	637,326	414,352	186,851	85,939	227,004	50,444,690	45,698,722
181 to 365	28,349,692	18,638,881	6,218,718	2,637,275	945,137	519,875	343,704	608,000	291,886	58,553,168	57,782,293
Over 365	129,195,425	59,313,304	17,426,233	8,503,170	3,909,727	3,450,310	1,478,532	722,705	1,492,396	225,491,802	202,873,253
Overdue up to 14 days	383,149	1,418,150	466,217	290,608	130,731	39,682	91,804	31,051	98,689	2,950,081	4,374,519
Subtotal	227,572,831	154,696,218	44,031,005	18,864,691	7,476,070	5,947,747	3,004,960	1,677,268	2,901,211	466,172,001	430,115,010
Generic allowance	-	(773,481)	(440,310)	(565,941)	(747,607)	(1,784,324)	(1,502,480)	(1,174,088)	(2,901,211)	(9,889,442)	(7,330,496)
Subtotal - 06/30/2015	233,066,372	133,821,248	34,430,620	12,738,452	8,902,089	1,639,259	992,112	1,559,905	2,964,953	430,115,010
Grand total	227,572,831	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,556,463	497,958,595	457,463,240
Existing allowance	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(8,520,534)	(5,943,934)	(4,481,152)	(16,556,463)	(38,469,518)	(28,131,431)
Minimum allowance required	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(2,612,587)	(2,972,264)	(3,137,120)	(16,556,463)	(28,245,869)	(21,801,170)
Additional allowance (3)	-	-	-	-	-	(5,907,947)	(2,971,670)	(1,344,032)	-	(10,223,649)	(6,330,261)
Existing allowance	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(8,520,534)	(5,943,934)	(4,481,152)	(16,556,463)	(38,469,518)	-
Provision - delay(4)	-	-	(32,341)	(85,595)	(218,308)	(480,443)	(876,905)	(1,224,970)	(9,608,354)	(12,526,916)	-
Provision - aggravated(5)	-	(20,208)	(12,414)	(76,536)	(239,797)	(718,211)	(1,408,493)	(1,378,666)	(5,735,379)	(9,589,704)	-
Provision - potencial(6)	-	(753,273)	(427,896)	(503,020)	(598,047)	(7,321,880)	(3,658,536)	(1,877,516)	(1,212,730)	(16,352,898)	-
Grand total - 06/30/2015	233,066,372	133,821,248	37,645,387	15,920,418	12,350,933	3,974,987	3,264,466	4,004,184	13,415,245	457,463,240	-
Existing allowance	-	(669,106)	(476,905)	(1,590,451)	(3,704,044)	(1,987,096)	(2,284,800)	(4,003,784)	(13,415,245)	(28,131,431)	-
Minimum allowance required	-	(669,106)	(376,454)	(477,614)	(1,235,093)	(1,192,496)	(1,632,233)	(2,802,929)	(13,415,245)	(21,801,170)	-
Additional allowance (3)	-	-	(100,451)	(1,112,837)	(2,468,951)	(794,600)	(652,567)	(1,200,855)	-	(6,330,261)	-
Existing allowance	-	(669,106)	(476,905)	(1,590,451)	(3,704,044)	(1,987,096)	(2,284,800)	(4,003,784)	(13,415,245)	(28,131,431)	-
Provision - delay(4)	-	-	(32,144)	(85,975)	(208,766)	(417,818)	(745,926)	(1,126,805)	(8,072,420)	(10,689,854)	-
Provision - aggravated(5)	-	(21,673)	(10,001)	(44,848)	(512,308)	(520,458)	(725,139)	(980,045)	(3,989,997)	(6,804,469)	-
Provision - potencial(6)	-	(647,433)	(434,760)	(1,459,628)	(2,982,970)	(1,048,820)	(813,735)	(1,896,934)	(1,352,828)	(10,637,108)	-

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 21,617,610 (R$ 18,358,822 at 06/30/2015).
(3)	Allocated to each level of risk in order to explain the additional volume.
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution No. 2.682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	122

III – By business sector

	06/30/2016%		06/30/2015%
Public Sector	3,046,356	0.6%	5,212,629	1.1%
Energy	198,887	0.0%	105,449	0.0%
Petrochemical and chemical	2,655,106	0.5%	4,820,879	1.1%
Sundry	192,363	0.0%	286,301	0.1%
Private sector	494,912,239	99.4%	452,250,611	98.9%
Companies	265,057,388	53.2%	242,860,241	53.1%
Sugar and alcohol	8,748,778	1.8%	10,116,148	2.2%
Agribusiness and fertilizers	14,275,644	2.9%	13,521,099	3.0%
Food and beverage	11,594,726	2.3%	11,426,809	2.5%
Banks and other financial institutions	10,832,685	2.2%	5,766,877	1.3%
Capital assets	5,559,901	1.1%	7,460,689	1.6%
Pulp and paper	2,784,542	0.6%	2,804,363	0.6%
Publishing and printing	946,748	0.2%	1,000,061	0.2%
Electronic and IT	3,542,681	0.7%	4,051,533	0.9%
Packaging	2,497,307	0.5%	2,476,395	0.5%
Energy and sewage	8,007,705	1.6%	7,267,715	1.6%
Education	1,818,957	0.4%	1,562,582	0.3%
Pharmaceuticals and cosmetics	4,200,306	0.8%	4,313,974	0.9%
Real estate agents	22,917,423	4.6%	18,502,103	4.0%
Entertainment and tourism	4,683,609	0.9%	3,836,448	0.8%
Wood and furniture	2,794,949	0.6%	2,877,432	0.6%
Construction materials	5,323,886	1.1%	5,638,044	1.2%
Steel and metallurgy	8,928,816	1.8%	10,862,558	2.4%
Media	687,732	0.1%	1,154,457	0.3%
Mining	5,165,307	1.0%	4,673,249	1.0%
Infrastructure work	7,813,773	1.6%	4,499,206	1.0%
Oil and gas (*)	5,473,149	1.1%	4,698,874	1.0%
Petrochemical and chemical	8,819,942	1.8%	6,557,377	1.4%
Health care	2,555,110	0.5%	2,072,674	0.5%
Insurance, reinsurance and pension plans	52,612	0.0%	1,340	0.0%
Telecommucations	1,293,960	0.3%	1,199,307	0.3%
Third sector	3,532,179	0.7%	3,678,721	0.8%
Trading	1,621,379	0.3%	1,839,596	0.4%
Transportation	13,547,454	2.7%	15,483,731	3.4%
Domestic appliances	1,847,048	0.4%	2,195,342	0.5%
Vehicles and autoparts	14,143,427	2.8%	16,115,417	3.5%
Clothing and shoes	4,456,614	0.9%	4,923,168	1.1%
Commerce - sundry	15,762,854	3.2%	14,020,509	3.1%
Industry - sundry	6,962,625	1.4%	7,824,525	1.7%
Sundry services	36,208,143	7.3%	25,043,431	5.5%
Sundry	15,655,417	3.1%	13,394,487	2.9%
Individuals	229,854,851	46.2%	209,390,370	45.8%
Credit cards	58,834,120	11.8%	59,547,173	13.0%
Real estate financing	56,163,672	11.3%	40,612,076	8.9%
Consumer loans / overdraft	95,834,167	19.2%	82,340,888	18.0%
Vehicles	19,022,892	3.8%	26,890,233	5.9%
Grand total	497,958,595	100.0%	457,463,240	100.0%

(*) Comprises trade of fuel.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	123

b)	Credit concentration

	06/30/2016		06/30/2015
		% of		% of
Loan, lease and other credit operations (*)	Risk	total	Risk	total
Largest debtor	4,090,276	0.7	6,232,939	1.2
10 largest debtors	31,780,724	5.5	34,124,895	6.4
20 largest debtors	48,773,149	8.5	52,899,973	9.9
50 largest debtors	82,219,900	14.3	87,142,445	16.4
100 largest debtors	110,162,906	19.2	117,620,786	22.1

(*)	The amounts include endorsements and sureties.

	06/30/2016		06/30/2015
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	7,708,999	1.1	6,393,218	1.0
10 largest debtors	46,124,087	6.8	45,654,616	7.3
20 largest debtors	75,579,690	11.2	73,863,960	11.9
50 largest debtors	122,706,046	18.2	122,579,417	19.7
100 largest debtors	162,898,234	24.1	163,372,291	26.2

(*)	The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Opening balance	(34,078,208)	(26,947,986)
Balance arising from the merger with Corpbanca (Note 2c)	(2,282,754)	-
Net increase for the period	(13,316,456)	(10,973,975)
Required by Resolution No. 2,682/99	(14,077,991)	(10,973,975)
Additional allowance (4)	761,535	-
Transfer of financial assets	-	1,027,897
Write-Off	10,752,623	9,059,052
Exchange variation	455,277	(296,419)
Closing balance (1)	(38,469,518)	(28,131,431)
Required by Resolution No. 2,682/99	(28,245,869)	(21,801,170)
Specific allowance (2)	(18,356,427)	(14,470,674)
Generic allowance (3)	(9,889,442)	(7,330,496)
Additional allowance (4)	(10,223,649)	(6,330,261)
Existing allowance	(38,469,518)	(28,131,431)
Provision delay	(12,526,916)	(10,689,854)
Provision aggravated	(9,589,704)	(6,804,469)
Provision potential	(16,352,898)	(10,637,108)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (358,198) (R$ (211,900) at June 30, 2015).
(2)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.

At 06/30/2016, the balance of the allowance in relation to the loan portfolio is equivalent to 7.7% (6.1% at 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	124

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Expenses for allowance for loan losses	(13,316,456)	(10,973,975)
Income related to recovery of credits written off as loss	1,801,140	2,193,339
Result of allowance for loan losses (*)	(11,515,316)	(8,780,636)

(*) The amounts related to the lease portfolio from 01/01 to 06/30/2016 are: Expenses related to the allowance for loan losses R$ 34,713 (R$ (72,214) from 01/01 to 06/30/2015) and Income related to recovery of credits written off as losses amounting to R$ 44,699 (R$ 73,283 from 01/01 to 06/30/2015).

II-	Renegotiated loan operations

	06/30/2016			06/30/2015
		Allowance for			Allowance for
	Portfolio (1)	Loan Losses	%	Portfolio (1)	Loan Losses	%
Total renegotiated loans	24,092,630	(10,436,166)	43.3%	20,011,472	(6,824,577)	34.1%
(-) Renegotiated loans overdue up to 30 days(2)	(7,811,328)	2,181,373	27.9%	(7,465,874)	1,101,946	14.8%
Renegotiated loans overdue over 30 days(2)	16,281,302	(8,254,793)	50.7%	12,545,598	(5,722,631)	45.6%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 206,391 (R$ 156,324 at June 30, 2015).

(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	125

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	06/30/2016					01/01 to 06/30/2016	06/30/2015	01/01 to 06/30/2015
				Over 365		Income		Income
	0 - 30	31 - 180	181 - 365	days	Total	(expenses)	Total	(expenses)
Restricted operations on assets
Loan operations	-	2,207	225,537	192,202	419,946	(15,285)	228,337	36,947
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	2,207	227,959	192,069	422,235	19,057	227,962	(34,017)
Net revenue from restricted operations						3,772		2,930

 At 06/30/2016 and 06/30/2015 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	126

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of whereby the bank assumes joint obligations, at 06/30/2016 where the entity substantially retained the related risks and benefits, is R$ 152,215 (R$ 195,196 at 06/30/2015), composed of real estate financing of R$ 140,663 (R$ 181,772 at 06/30/2015) and farming financing of R$ 11,552 (R$ 13,424 at 06/30/2015).

II-	Beginning in January 2012, as provided for by CMN Resolution No. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out sales operations or transfer of financial assets in which there was retention of credit risks of the financial assets then transferred. Accordingly, such credits continued being recognized, totaling R$ 5,563,320 at June 30, 2016. The operations are composed of: Mortgage Loans transactions with the amount recorded in assets of R$ 2,738,947, with fair value of R$ 2,678,466, and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,737,712 with fair value of R$ 2,677,231; Working capital operations with the amount recorded in assets of R$ 2,824,373 with fair value of R$ 2,824,373 and the amount recorded in liabilities under Other Liabilities – Sundry of R$ 2,824,322 with fair value of R$ 2,824,322; Vehicle operations with the amount recorded in liabilities under Other Liabilities – Sundry of R$ 5,281 with fair value of R$ 5,281 and Loans to Individuals operations with the amount recorded in Other Liabilities – Sundry of R$ 9,809 with fair value of R$ 9,809.

Sales or transfers of financial assets without any risk and benefit retention totaling R$ 192,938 with an effect on results of R$ 52,837, net of the allowance for loan losses.

Acquisitions of loan portfolios with the retention of assignor’s risks the amount is R$ 207,037 during the first half of 2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	127

Note 9 - Foreign exchange portfolio

	06/30/2016	06/30/2015
Assets - other receivables	56,526,933	65,874,535
Exchange purchase pending settlement – foreign currency	31,984,183	36,287,611
Bills of exchange and term documents – foreign currency	2,075	-
Exchange sale rights – local currency	25,342,931	30,073,504
(Advances received) – local currency	(802,256)	(486,580)
Liabilities – other liabilities (Note 2a)	58,145,464	66,428,747
Exchange sales pending settlement – foreign currency	25,211,450	30,229,630
Liabilities from purchase of foreign currency – local currency	32,769,912	36,017,377
Other	164,102	181,740
Memorandum accounts	1,658,172	1,105,063
Outstanding import credits – foreign currency	903,131	1,038,652
Confirmed export credits – foreign currency	755,041	66,411

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	128

Note 10 – Funding, borrowing and onlending

a)	Summary

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	196,849,172	33,596,849	17,594,145	60,992,145	309,032,311	34.6	280,443,322	35.5
Deposits received under securities repurchase agreements	159,810,925	16,650,250	22,258,345	154,942,662	353,662,182	39.6	305,300,168	38.7
Funds from acceptance and issuance of securities	3,957,679	11,777,678	9,033,919	59,460,372	84,229,648	9.4	52,174,537	6.6
Borrowing and onlending	5,656,149	23,084,469	23,918,078	32,602,408	85,261,104	9.6	92,138,071	11.7
Subordinated debt	96,497	9,426,863	1,199,845	49,558,877	60,282,082	6.8	59,228,350	7.5
Total	366,370,422	94,536,109	74,004,332	357,556,464	892,467,327		789,284,448
% per maturity term	41.3	9.9	8.8	40.0
Total – 06/30/2015	329,316,375	82,899,352	65,765,388	311,303,333	789,284,448
% per maturity term	41.7	10.5	8.3	39.5

b)	Deposits

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	58,763,238	-	-	-	58,763,238	19.0	50,540,410	18.0
Savings accounts	104,479,486	-	-	-	104,479,486	33.8	113,974,326	40.7
Interbank	3,429,753	1,727,724	981,299	228,369	6,367,145	2.1	27,014,165	9.6
Time deposits	30,176,695	31,869,125	16,612,846	60,763,776	139,422,442	45.1	88,914,421	31.7
Total	196,849,172	33,596,849	17,594,145	60,992,145	309,032,311		280,443,322
% per maturity term	63.7	10.9	5.7	19.7
Total – 06/30/2015	176,686,683	34,683,407	11,523,307	57,549,925	280,443,322
% per maturity term	63.0	12.4	4.1	20.5

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 31 to 180 days amouting to R$ 1,629,085, 181 to 365 days amouting to R$ 4,903,120 and over 365 days amounting to R$ 6,238,092, totaling R$ 12,770,297.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	129

c)	Deposits received under securities repurchase agreements

	06/30/2016						06/30/2015
				Over 365
	0 - 30	31 - 180	181 - 365	days	Total	%	Total	%
Own portfolio	26,459,341	13,452,910	16,998,193	111,565,587	168,476,031	47.7	203,810,039	66.8
Government securities	22,058,887	188,223	-	3,808	22,250,918	6.3	52,831,247	17.3
Corporate Securities	1,420,402	199,371	5,012	-	1,624,785	0.5	-	0.0
Own issue	2,773,039	13,063,654	16,985,829	111,561,779	144,384,301	40.8	134,932,225	44.2
Foreign	207,013	1,662	7,352	-	216,027	0.1	16,046,567	5.3
Third-party portfolio	125,981,308	-	-	-	125,981,308	35.6	71,371,208	23.3
Free portfolio	7,370,276	3,197,340	5,260,152	43,377,075	59,204,843	16.7	30,118,921	9.9
Total	159,810,925	16,650,250	22,258,345	154,942,662	353,662,182		305,300,168
% per maturity term	45.2	4.7	6.3	43.8
Total – 06/30/2015	144,090,685	12,075,847	16,881,795	132,251,841	305,300,168
% per maturity term	47.2	4.0	5.5	43.3

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	130

d)	Funds from acceptance and issuance of securities

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,422,192	10,399,863	5,650,771	28,929,838	47,402,664	56.3	27,610,616	53.0
Financial	36,095	828,462	935,465	16,902,772	18,702,794	22.2	7,383,339	14.2
Real estate	1,331,518	6,554,755	2,628,397	5,816,804	16,331,474	19.4	12,475,163	23.9
Bills of credit related to agribusiness	1,054,579	3,016,646	2,086,909	6,210,262	12,368,396	14.7	7,611,606	14.6
Mortgage notes	-	-	-	-	-	-	140,508	0.3
Foreign securities	1,443,852	926,669	1,925,287	28,007,803	32,303,611	38.3	21,156,278	40.5
Non-trade related – issued abroad	1,443,852	926,669	1,925,287	28,007,803	32,303,611	38.3	21,156,278	40.5
Brazil risk note programme	75,062	98,449	331,313	4,560,284	5,065,108	6.0	6,224,229	11.9
Structure note issued	33,731	513,140	1,191,997	4,944,108	6,682,976	7.9	6,948,897	13.3
Bonds	1,333,680	236,799	323,633	16,711,796	18,605,908	22.1	5,904,172	11.3
Fixed rate notes	-	-	-	786,443	786,443	0.9	1,656,888	3.2
Eurobonds	-	77,565	5,773	751,888	835,226	1.0	119,850	0.2
Other	1,379	716	72,571	253,284	327,950	0.4	302,242	0.6
Structured Operations Certificates (*)	91,635	451,146	1,457,861	2,522,731	4,523,373	5.4	3,407,643	6.5
Total	3,957,679	11,777,678	9,033,919	59,460,372	84,229,648		52,174,537
% per maturity term	4.7	14.0	10.7	70.6
Total – 06/30/2015	3,482,226	14,946,656	8,932,715	24,812,940	52,174,537
% per maturity term	6.7	28.6	17.1	47.6

(*) As of 06/30/2016, the market value of the funding from Structured Operations Certificates issued is R$ 5.111.190 (R$ 3,773,609 of 06/30/2015) according to BACEN Circular Letter No. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities over 365 days in the amount of R$ 3,379,009 (R$ 3,771,384 at 06/30/2015). Due to the exchange variation from the period from January 1 to June 30, 2016, the expense on financial operations is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	131

e)	Borrowing and onlending

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,778,511	18,537,797	19,295,523	10,700,078	52,311,909	61.4	49,517,201	53.7
Domestic	951,902	64,779	26,183	51,253	1,094,117	1.3	1,231,071	1.3
Foreign (*)	2,826,609	18,473,018	19,269,340	10,648,825	51,217,792	60.1	48,286,130	52.4
Onlending	1,877,638	4,546,672	4,622,555	21,902,330	32,949,195	38.6	42,620,870	46.3
Domestic – official institutions	1,877,638	4,546,027	4,622,555	21,902,330	32,948,550	38.6	42,619,002	46.3
BNDES	1,243,773	1,510,861	1,529,104	8,820,484	13,104,222	15.3	16,410,345	17.8
FINAME	616,612	2,845,975	3,056,701	12,668,907	19,188,195	22.5	25,607,363	27.8
Other	17,253	189,191	36,750	412,939	656,133	0.8	601,294	0.7
Foreign	-	645	-	-	645	0.0	1,868	0.0
Total	5,656,149	23,084,469	23,918,078	32,602,408	85,261,104		92,138,071
% per maturity term	6.6	27.1	28.1	38.2
Total – 06/30/2015	4,881,065	19,457,982	23,273,978	44,525,046	92,138,071
% per maturity term	5.3	21.1	25.3	48.3

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to June 30, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	132

f)	Subordinated debt

	06/30/2016						06/30/2015
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	1,322,965	878,755	-	2,201,720	3.7	7,987,268	13.5
Financial treasury bills	68,209	7,716,386	255,284	19,433,330	27,473,209	45.5	26,334,005	44.4
Euronotes	-	349,545	-	25,019,173	25,368,718	42.1	24,519,858	41.4
Bonds	28,288	37,967	65,806	5,168,400	5,300,461	8.8	460,541	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(62,026)	(62,026)	(0.1)	(73,322)	(0.1)
Grand total (*)	96,497	9,426,863	1,199,845	49,558,877	60,282,082		59,228,350
% per maturity term	0.2	15.6	2.0	82.2
Total – 06/30/2015	175,716	1,735,460	5,153,593	52,163,581	59,228,350
% per maturity term	0.3	2.9	8.7	88.1

(*) According to current legislation, the accounting balance of subordinated debt as of June 2016 was used for the calculation of reference equity as of December, 2012, totaling R$ 54.741.035.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	133

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	465,835	2006	2016	100% do CDI + 0,7% (*)	1,322,965
	366,830	2010	2017	IPCA + 7,21% a 7,33%	878,755
				Total	2,201,720

Subordinated financial bills - BRL
	365,000	2010	2016	100% do CDI + 1,35% a 1,36%	384,673
	1,874,000			112% a 112,5% do CDI	1,972,552
	30,000			IPCA + 7%	64,324
	206,000	2010	2017	IPCA + 6,95% a 7,2%	338,939
	3,223,500	2011	2017	108% a 112% do CDI	3,530,354
	3,650,000			100% do CDI + 1,29% a 1,52%	3,797,266
	352,400			IPCA + 6,15% a 7,8%	613,116
	138,000			IGPM + 6,55% a 7,6%	261,758
	500,000	2012	2017	100% do CDI + 1,12%	506,549
	42,000	2011	2018	IGPM + 7%	61,377
	30,000			IPCA + 7,53% a 7,7%	45,689
	6,373,127	2012	2018	108% a 113% do CDI	7,133,602
	460,645			IPCA + 4,4% a 6,58%	723,104
	3,782,100			100% do CDI + 1,01% a 1,32%	3,903,252
	112,000			9,95% a 11,95%	165,900
	2,000	2011	2019	109% a 109,7% do CDI	3,339
	1,000	2012	2019	110% do CDI	1,639
	12,000			11.96%	19,684
	100,500			IPCA + 4,7% a 6,3%	156,002
	1,000	2012	2020	111% do CDI	1,647
	20,000			IPCA + 6% a 6,17%	35,227
	6,000	2011	2021	109,25% a 110,5% do CDI	10,284
	2,306,500	2012	2022	IPCA + 5,15% a 5,83%	3,716,281
	20,000			IGPM + 4,63%	26,651
				Total	27,473,209

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,246,363
	1,000,000	2010	2021	5.75%	3,300,373
	750,000	2011	2021	5,75% a 6,2%	2,425,523
	550,000	2012	2021	6.2%	1,765,390
	2,625,000	2012	2022	5,5% a 5,65%	8,525,701
	1,870,000	2012	2023	5.13%	6,043,342
				Total	25,306,692

Subordinated bonds - CLP	13,739,331	2008	2022	7,4% a 7,99%	134,729
	41,528,200	2008	2033	3,5% a 4,5%	211,735
	110,390,929	2008	2033	4.8%	759,430
	98,151,772	2009	2035	4.8%	693,222
	2,000,000	2009	2019	10.7%	2,569
	94,500,000	2009	2019	IPC + 2%	116,578
	140,000,000	2010	2017	IPC + 2%	183,375
	11,311,860	2010	2032	4.4%	66,569
	24,928,312	2010	2035	3.9%	154,403
	125,191,110	2010	2036	4.4%	727,772
	87,087,720	2010	2038	3.9%	530,015
	68,060,124	2010	2040	4.1%	407,991
	33,935,580	2010	2042	4.4%	198,911
	104,000,000	2013	2023	IPC + 2%	114,891
	146,000,000	2013	2028	IPC + 2%	157,670
	510,107,100	2014	2024	LIB + 4%	581,784
	47,831,440	2014	2034	3.8%	258,817
				Total	5,300,461

Total					60,282,082

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with (maturity of up to 30 days amounting to R$ 99,664 at 06/30/2015), with maturities of 31 to 180 days amounting to R$ 349,545 (R$ 241,284 06/30/2015) and over 365 days amounting to R$ 24,957,148 (R$ 24,105,588 at 06/30/2015), totaling R$ 25,306,693 (R$ 24,446,536 at 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	134

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Unearned premiums	2,555,737	3,594,237	15,931	13,776	-	-	2,571,668	3,608,013
Mathematical provision of benefits to be granted and benefits granted	23,556	15,313	135,639,188	111,802,962	-	-	135,662,744	111,818,275
Redemptions and other unsettled amounts	12,556	21,851	212,511	181,680	-	-	225,067	203,531
Financial surplus	1,581	1,429	551,044	536,061	-	-	552,625	537,490
Unsettled claims	768,800	694,905	18,761	16,651	-	-	787,561	711,556
Claims / events incurred but not reported	439,699	475,026	24,841	19,590	-	-	464,540	494,616
Administrative and related expenses	40,758	39,480	60,855	74,592	20,657	11,772	122,270	125,844
Mathematical provision for capitalization and redemptions	-	-	-	-	2,948,316	3,035,135	2,948,316	3,035,135
Raffles payable and to be held	-	-	-	-	26,422	22,824	26,422	22,824
Complementary raffles	-	-	-	-	569	2,720	569	2,720
Other provisions(1)	566,099	529,359	128,833	562,799	268	320	695,200	1,092,478
Total (2)	4,408,786	5,371,600	136,651,964	113,208,111	2,996,232	3,072,771	144,056,982	121,652,482

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular No. 517, of July 30, 2015.

(2)	This table covers the amendments established by SUSEP Circular No. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

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b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Interbank investments – money market	1,141,023	779,950	834,487	664,363	1,221,828	855,454	3,197,338	2,299,767
Securities and derivative financial instruments	2,144,545	2,884,883	136,555,499	113,059,252	1,826,674	2,395,871	140,526,718	118,340,006
PGBL / VGBL fund quotas (1)	-	-	129,559,984	106,431,575	-	-	129,559,984	106,431,575
Government securities - domestic	-	-	98,488,290	72,646,801	-	-	98,488,290	72,646,801
National treasury bills	-	-	37,444,123	31,743,556	-	-	37,444,123	31,743,556
National treasury notes	-	-	27,663,868	27,174,649	-	-	27,663,868	27,174,649
Financial treasury bills	-	-	33,380,299	13,728,596	-	-	33,380,299	13,728,596
Corporate securities	-	-	30,139,751	33,071,843	-	-	30,139,751	33,071,843
Bank deposit certificates	-	-	957,957	2,635,532	-	-	957,957	2,635,532
Debentures	-	-	3,539,714	3,930,341	-	-	3,539,714	3,930,341
Shares	-	-	344,731	495,832	-	-	344,731	495,832
Financial treasury bills	-	-	25,171,976	25,948,001	-	-	25,171,976	25,948,001
Others	-	-	125,373	62,137	-	-	125,373	62,137
PGBL / VGBL fund quotas	-	-	635,544	396,109	-	-	635,544	396,109
Derivative financial instruments	-	-	101,274	109,648	-	-	101,274	109,648
Loans for shares	-	-	415,171	346,049	-	-	415,171	346,049
Accounts receivable / (payable)	-	-	(220,046)	(138,875)	-	-	(220,046)	(138,875)
Other assets	2,144,545	2,884,883	6,995,515	6,627,677	1,826,674	2,395,871	10,966,734	11,908,431
Government	1,002,289	1,017,805	6,167,117	4,658,074	401,473	170,562	7,570,879	5,846,441
Private	1,142,256	1,867,078	828,398	1,969,603	1,425,201	2,225,309	3,395,855	6,061,990
Receivables from insurance and reinsurance operations (2)	1,355,080	1,939,113	-	-	-	-	1,355,080	1,939,113
Credit rights	890,666	845,895	-	-	-	-	890,666	845,895
Commercial – extended guarantee	406,782	1,039,900	-	-	-	-	406,782	1,039,900
Reinsurance	57,632	53,318	-	-	-	-	57,632	53,318
Total	4,640,648	5,603,946	137,389,986	113,723,615	3,048,502	3,251,325	145,079,136	122,578,886

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts.

(2)	Recorded under Other receivables and Other assets.

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c) Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 06/30/2016			01/01 to 06/30/2015			01/01 to 06/30/2016			01/01 to 06/30/2015			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Financial income related to insurance, pension plan and capitalization operations	183,345	-	183,345	179,379	-	179,379	165,771	-	165,771	184,216	-	184,216	120,622	102,120	469,738	465,715
Financial income	204,476	-	204,476	203,047	-	203,047	9,048,735	-	9,048,735	6,030,535	-	6,030,535	214,981	200,869	9,468,192	6,434,451
Financial expenses	(21,131)	-	(21,131)	(23,668)	-	(23,668)	(8,882,964)	-	(8,882,964)	(5,846,319)	-	(5,846,319)	(94,359)	(98,749)	(8,998,454)	(5,968,736)
Operating income related to insurance, pension plan and capitalization operations	1,462,154	(19,868)	1,442,286	1,597,098	(20,457)	1,576,641	452,641	(33)	452,608	132,878	(1,755)	131,123	303,239	279,953	2,198,133	1,987,717
Premiums and contributions	2,199,205	(55,106)	2,144,099	2,514,418	(33,102)	2,481,316	9,658,888	(1,620)	9,657,268	8,174,318	(3,505)	8,170,813	1,409,172	1,276,907	13,210,539	11,929,036
Changes in technical provisions	431,477	(8,312)	423,165	410,996	1,584	412,580	(9,188,717)	-	(9,188,717)	(8,025,179)	-	(8,025,179)	(3,045)	2,606	(8,768,597)	(7,609,993)
Expenses for claims, benefits, redemptions and raffles	(786,983)	40,601	(746,382)	(760,903)	7,412	(753,491)	(13,980)	-	(13,980)	(12,589)	1,750	(10,839)	(1,102,374)	(1,004,416)	(1,862,736)	(1,768,746)
Selling expenses	(357,201)	2,949	(354,252)	(534,981)	3,649	(531,332)	(1,988)	-	(1,988)	(2,567)	-	(2,567)	(1,375)	(257)	(357,615)	(534,156)
Other operating revenues and expenses	(24,344)	-	(24,344)	(32,432)	-	(32,432)	(1,562)	1,587	25	(1,105)	-	(1,105)	861	5,113	(23,458)	(28,424)
Total income related to insurance, pension plan and capitalization operations	1,645,499	(19,868)	1,625,631	1,776,477	(20,457)	1,756,020	618,412	(33)	618,379	317,094	(1,755)	315,339	423,861	382,073	2,667,871	2,453,432

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Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued based on statistical models that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court). These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): calculation is carried out on a periodic basis, from the calculation of the claimed amount which, in turn, is estimated based on the de jure or de facto characteristics related to that lawsuit. The amounts considered as representing probable losses are recorded as provisions.

In general, contingencies arise from revisions of contracts and compensation for damages and pain and suffering. ITAÚ UNIBANCO HOLDING CONSOLIDATED is also a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans.

From 1986 to 1994, the Brazilian federal government implemented several consecutive monetary stabilization plans (MSPs) to combat hyperinflation. In order to implement these plans, the Brazilian federal government enacted several laws based on its power to regulate the monetary and financial systems, as granted by the Brazilian Federal Constitution.

Savings account holders at the time when these MSPs were implemented challenged the constitutionality of the laws in connection with such plans, claiming, from the banks in which they held savings accounts, additional interest based on the inflation rates applied to the deposit accounts based on the MSPs.

ITAÚ UNIBANCO HOLDING CONSOLIDATED is a defendant in numerous standardized lawsuits filed by individuals in respect of the MSP, and records provisions for such claims upon service of a process for a claim. In addition, ITAÚ UNIBANCO HOLDING CONSOLIDATED is a defendant in class actions, similar to the lawsuits brought by individuals, filed by either: (i) consumer protection associations, or (ii) the Public Prosecution Office on behalf of savings account holders. Holders of savings accounts may claim any amount due based on such a decision. ITAÚ UNIBANCO HOLDING CONSOLIDATED records provisions when individual plaintiffs apply to enforce such decisions, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but has not issued a final ruling with respect to the constitutionality of the MSPs as applicable to savings accounts. In relation to a similar dispute with respect to the constitutionality of the MSPs as applicable to time deposits and other private agreements, the STF has determined that the bills were constitutional. As a response to this discrepancy, the National Confederation of the Financial System (CONSIF) an association of Brazilian financial institutions, filed a special proceeding with the STF (Action against the violation of a constitutional fundamental right - “ADPF” No. 165), in which the Central Bank filed an amicus brief, arguing that savings account holders did not incur actual damages and that the MSPs as applicable to savings accounts were in accordance with the federal constitution. Accordingly, the STF suspended the rulings on all appeals involving this matter until it pronounces a final decision. However, there is no estimate when the judgment by STF will occur, since, due to the disqualification of certain ministers, there is no sufficient quorum at this time to resolve on the issue.

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The most important rulings will address the following issues: (i) the accrual of compensatory interest on the amount due to the plaintiff, on filings that carry no specific claim to such interest; (ii) the initial date of default interest, for class actions; and (iii) the possibility of compensating the negative difference arising in the month of the MSP implementation, between the interests actually paid on savings accounts and the inflation rate for the same period, with the positive difference arising in the months subsequent to the MSP implementation, between the interests actually paid on savings accounts and the inflation rate of the same period. In relevant sentences in 2015, the STJ decided that: (i) the inclusion of interest in the calculation of execution is not applicable if there is no express sentence for this; and (ii) there shall be no payment of interest to holders of savings accounts after the proven closing date of those accounts. The thesis that understated inflation of plans subsequent to those challenged in the lawsuit can be included as full monetary correction of the debt, even with no express claim by the holder of savings account, has been reaffirmed. Additionally, STJ reaffirmed that the term for filling collection lawsuits expired within five years counted from the implementation date of the monetary stabilization plan (MSP). Accordingly, various collective lawsuits continue being extinguished by the Judiciary Branch as a result of this decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2,840,175 (R$ 2,350,344 at 06/30/2015) and the main nature of which refers to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): the expected loss amount is determined and accrued monthly according to the statistical share pricing model and is reassessed taking into account court rulings. These are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the de facto and de jure characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowances, pension plan supplements and other matters are discussed.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 477,979 (R$ 550,276 at 06/30/2015).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

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The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

	01/01 to 06/30/2016				01/01 to 06/30/2015
	Civil	Labor	Other	Total	Total
Opening balance	5,226,944	6,131,853	134,818	11,493,615	10,399,739
Balance arising from the merger with Corpbanca (Note 2c)	1,809	5,377	132,946	140,132	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(236,018)	(1,089,443)	-	(1,325,461)	(1,160,801)
Subtotal	4,992,735	5,047,787	267,764	10,308,286	9,238,938
Monetary restatement/charges	175,392	310,601	-	485,993	482,774
Changes in the period reflected in results (Notes 13f and 13i)	558,950	1,103,307	(14,355)	1,647,902	1,537,860
Increase (*)	880,335	1,197,335	(13,977)	2,063,693	1,878,280
Reversal	(321,385)	(94,028)	(378)	(415,791)	(340,420)
Payment	(804,699)	(1,002,766)	-	(1,807,465)	(1,488,989)
Subtotal	4,922,378	5,458,929	253,409	10,634,716	9,770,583
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	249,648	1,055,831	-	1,305,479	1,243,523
Closing balance	5,172,026	6,514,760	253,409	11,940,195	11,014,106
Closing balance at 06/30/2015	5,030,233	5,817,257	166,616	11,014,106
Escrow deposits at 06/30/2016	1,652,990	2,294,407	-	3,947,397
Escrow deposits at 06/30/2015	2,038,757	2,497,771	-	4,536,528

(*) Civil provisions include the provision for economic plans amounting to R$ 102,330 (R$ 137,698 from 01/01 to 06/30/2015) (Note 22k).

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-	Tax and social security lawsuits

Itaú Unibanco Holding S.A. and its subsidiaries classify as legal liability the lawsuits filed to discuss the legality and/or unconstitutionality of the legislation in force, to be included in a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

	01/01 to 06/30/2016			01/01 to 06/30/2015
	Legal
Provisions	obligation	Contingencies	Total	Total
Opening balance	4,261,241	3,239,293	7,500,534	6,626,932
(-) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	(64,548)	(64,548)	(60,646)
Subtotal	4,261,241	3,174,745	7,435,986	6,566,286
Monetary restatement / charges	162,514	194,574	357,088	272,553
Changes in the period reflected in results	50,516	20,392	70,908	42,150
Increase	97,566	44,432	141,998	95,447
Reversal	(47,050)	(24,040)	(71,090)	(53,297)
Payment	(25,555)	(43,664)	(69,219)	(131,765)
Subtotal	4,448,716	3,346,047	7,794,763	6,749,224
(+) Contingencies guaranteed by indemnity clauses (Note 4n II)	-	66,619	66,619	62,448
Closing balance (Note 14c)	4,448,716	3,412,666	7,861,382	6,811,672
Closing balance at 06/30/2015 (Note 14c)	4,061,738	2,749,934	6,811,672

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	01/01 to 06/30/2016			01/01 to 06/30/2015
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,880,081	458,663	4,338,744	4,736,435
Appropriation of income	156,998	31,136	188,134	81,438
Changes in the period	95,948	9,758	105,706	171,323
Deposited	149,709	14,292	164,001	301,285
Withdrawals	(28,665)	(4,534)	(33,199)	(37,571)
Reversals to income	(25,096)	-	(25,096)	(92,391)
Closing balance	4,133,027	499,557	4,632,584	4,989,196
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(107)	(107)	-
Closing balance after relocated	4,133,027	499,450	4,632,477	4,989,196
Closing balance at 06/30/2015	4,598,746	390,450	4,989,196

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The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,153,252: as the law increased the CSLL rate for financial and insurance companies to 15%, the company is discussing the lack of constitutional support for this measure and, due to the principle of isonomy, the company is defending the levying of CSLL at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 1,136,524;

•	INSS – Accident Prevention Factor (FAP) – R$ 955,667: it challenges the legality of FAP and inconsistent calculation by the INSS. The corresponding escrow deposit balance totals R$ 104,618;

•	PIS and COFINS – Calculation basis – R$ 631,198: the company is defending the levying of contributions on revenue, understood as revenue from the sales of assets and services. The corresponding escrow deposit balance totals R$ 545,475;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 581,652: the company is discussing the calculation basis for the levying of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the parameters of the legal text. The corresponding escrow deposit balance totals R$ 221,997.

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Off-balance sheet contingencies – The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 16,982,925, are described below:

•	INSS – Non-compensatory amounts – R$ 4,599,680: we defend the non-taxation of these amounts, mainly profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,995,823: the deductibility of goodwill on acquisition of investments with future expected profitability, and R$ 637,208 of this amount is guaranteed in company purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed – R$ 1,424,195: cases in which the liquidity and the ability to offset credit are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,352,824: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 954,625: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Law No. 406/68;

•	IRPJ and CSLL – Disallowance of Losses – R$ 540,729: Discussion on the amount of tax loss (IRPJ) and/or social contribution loss carryforwards, which may reduce the calculation basis of said taxes.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,146,993 (R$ 757,646 at 06/30/2015) (Note 13a), basically represented by the guarantee for the Banco Banerj S.A. privatization process which occurred in 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2016	06/30/2015
Securities (basically financial treasury bills – Note 7b)	947,851	801,196
Deposits in guarantee	4,437,645	4,287,266

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Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil, and they are held by the respective court until a decision is made. In case of a decision against ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released from escrow and transferred to the counterparty to the lawsuit. In the case of a decision in favor of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the deposited amount is released at the full deposited and updated amount.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING CONSOLIDATED are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, which is the reason why no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluations by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, in the terms of CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

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e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to PPI – Installment Payment Incentive Programs substantially related to the local level, established by Laws: (Law No. 5,854, of April 27, 2015) Rio de Janeiro; (Law No. 8,927, o October 22, 2015 and Decree No. 26,624 of October 26, 2015) Salvador; (Law No. 18,181, of November 30, 2015 and Decree No. 29,275 of November 30, 2015) Recife; (Supplementary Law No. 95, of October 19, 2015) Curitiba. The programs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the programs in result was R$ 12,474, and it is recorded in Other Operating Income, Income Tax and Social Contribution.

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Note 13 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2016	06/30/2015
Social contribution for offsetting (Note 14b I)	638,789	645,254
Taxes and contributions for offsetting	5,509,389	3,395,587
Escrow deposits for foreign fundraising program	1,355,872	451,437
Receivables from reimbursement of contingent liabilities (Note 12c)	1,146,993	757,646
Receivables from reimbursement of contingent liabilities	2,239,140	1,600,234
(Allowance for loan losses)	(1,092,147)	(842,588)
Rights receivable from financial assets sold or transferred	6,958	784,077
Sundry domestic debtors	2,028,016	1,273,226
Premiums from loan operations	1,212,676	2,130,333
Sundry foreign debtors	2,469,809	1,706,811
Retirement plan assets (Note 19)	2,247,870	2,529,882
Recoverable payments	44,727	124,056
Salary advances	299,844	245,280
Amounts receivable from related companies	37,984	43,762
Operations without credit granting characteristics	1,570,613	536,513
Securities and credits receivable	1,937,403	1,137,342
(Allowance for loan losses)	(366,790)	(600,829)
Other	528,080	519,061
Total	19,097,620	15,142,925

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 996,547 (R$ 565,977 at 06/30/2015) (Note 14b I).

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b)	Prepaid expenses

	06/30/2016	06/30/2015
Commissions (*)	1,565,631	2,469,921
Related to vehicle financing	106,283	194,096
Related to insurance and pension plan	399,475	968,220
Restricted to commissions / partnership agreements	54,884	134,640
Related to Payroll Loans	858,469	1,013,681
Other	146,520	159,284
Advertising	311,033	353,687
Other	1,000,075	779,617
Total	2,876,739	3,603,225

(*) In the first semester of 2016, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 158,462 (R$ 99,536 of 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	148

c)	Other sundry liabilities

	06/30/2016	06/30/2015
Provisions for sundry payments	2,771,087	2,192,234
Personnel provision	1,656,420	1,468,061
Sundry creditors - local	2,133,405	1,911,340
Sundry creditors - foreign	3,792,738	3,856,127
Liabilities for official agreements and rendering of payment services	1,154,760	1,065,151
Related to insurance operations	191,642	201,799
Liabilities for purchase of assets and rights	78,661	661
Creditors of funds to be released	1,009,696	1,346,118
Funds from consortia participants	66,426	40,787
Provision for retirement plan benefits (Note 19)	692,789	524,701
Provision for health insurance (1)	728,276	698,468
Expenses for lease interests (2)	-	544,892
Liabilities from transactions related to credit assignments (Note 8f)	5,577,124	5,725,475
Liabilities from sales operations or transfer of financial assets	38,615	666,205
Other	1,059,020	724,828
Total	20,950,659	20,966,847

(1) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

(2) Change in the Accounting Treatment of Financial Lease (Note 4i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	149

d)	Banking service fees

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Asset management	2,268,379	1,949,332
Funds management fees	1,928,308	1,626,401
Consortia management fees	340,071	322,931
Current account services	405,047	393,563
Credit cards	5,036,321	4,770,203
Relationship with stores	5,023,839	4,739,643
Credit card processing	12,482	30,560
Sureties and credits granted	1,191,459	1,083,224
Loan operations	491,897	477,846
Guarantees provided	699,562	605,378
Receipt services	755,472	750,940
Collection fees	635,861	599,273
Collection services	119,611	151,667
Other	1,319,706	1,184,578
Custody services and management of portfolio	177,261	140,436
Economic and financial advisory	250,836	343,607
Foreign exchange services	44,619	42,897
Other services	846,990	657,638
Total	10,976,384	10,131,840

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	150

e)	Income related to bank charges

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Loan operations / registration	400,435	516,135
Credit cards – annual fees and other services	1,552,130	1,619,956
Deposit account	77,507	57,388
Transfer of funds	104,505	95,147
Income related to securities brokerage	183,061	181,113
Service package fees	2,832,373	2,330,798
Total	5,150,011	4,800,537

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	151

f)	Personnel expenses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Compensation	(4,087,191)	(3,750,472)
Charges	(1,255,193)	(1,234,425)
Welfare benefits (Note 19)	(1,411,979)	(1,148,364)
Training	(73,906)	(87,211)
Labor claims and termination of employees (Note 12b)	(1,338,951)	(827,621)
Stock Option Plan	(175,809)	(116,869)
Total	(8,343,029)	(7,164,962)
Employees’ profit sharing	(1,531,823)	(1,537,195)
Total including employees’ profit sharing	(9,874,852)	(8,702,157)

g)	Other administrative expenses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Data processing and telecommunications	(1,915,037)	(1,925,069)
Depreciation and amortization	(1,093,000)	(1,084,380)
Installations	(1,480,078)	(1,328,138)
Third-party services	(2,097,964)	(1,869,339)
Financial system services	(356,733)	(277,626)
Advertising, promotions and publication	(435,969)	(479,425)
Transportation	(198,304)	(199,361)
Materials	(139,623)	(201,785)
Security	(358,167)	(331,193)
Travel expenses	(88,389)	(104,177)
Other	(501,107)	(392,241)
Total	(8,664,371)	(8,192,734)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	152

h)	Other operating revenue

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Reversal of operating provisions	22,370	132,577
Recovery of charges and expenses	62,775	28,890
Program for Settlement or Installment Payment of Federal (Note 12e)	11,443	121,082
Other	287,216	197,840
Total	383,804	480,389

i)	Other operating expenses

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Provision for contingencies (Note 12b)	(687,917)	(1,017,511)
Civil lawsuits	(558,950)	(861,561)
Tax and social security contributions	(143,322)	(148,164)
Other	14,355	(7,786)
Selling - credit cards	(1,428,730)	(1,502,491)
Claims	(132,110)	(153,547)
Provision for health insurance (Note 13c)	(11,933)	(13,878)
Refund of interbank costs	(141,598)	(133,462)
Other	(1,237,656)	(821,483)
Total	(3,639,944)	(3,642,372)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	153

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation of income tax and social contribution:

	01/01 to	01/01 to
Due on operations for the period	06/30/2016	06/30/2015
Income before income tax and social contribution	21,359,183	12,611,718
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(9,611,632)	(5,044,687)

Increase/decrease in income tax and social contribution charges arising from:

Investments in affiliates and jointly controlled entities	109,903	92,389
Foreign exchange variations on investments abroad	(4,707,182)	2,709,853
Interest on capital	1,214,898	1,128,657
Corporate reorganizations (Note 4q)	313,923	316,625
Dividends and interest on external debt bonds	177,221	128,378
Other nondeductible expenses net of non taxable income (*)	10,572,375	(3,805,750)
Income tax and social contribution expenses	(1,930,494)	(4,474,535)
Related to temporary differences
Increase (reversal) for the period	(8,471,156)	3,857,056
Increase (reversal) of prior periods	1,287	14,900
(Expenses)/Income related to deferred taxes	(8,469,869)	3,871,956
Total income tax and social contribution expenses	(10,400,363)	(602,579)

(*) Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 to	01/01 to
	06/30/2016	06/30/2015
PIS and COFINS	(3,373,651)	(2,159,593)
ISS	(508,482)	(469,003)
Other	(400,348)	(308,147)
Total (Note 4o)	(4,282,481)	(2,936,743)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 92,995 (R$ 131,501 at 06/30/2015) and are mainly composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	154

b)	Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions			Deferred Tax Assets
				Realization /
	06/30/2015	06/30/2016	12/31/2015	Reversal	Increase (1)	06/30/2016	06/30/2015
Reflected in income and expense accounts			53,000,680	(12,842,852)	11,998,042	52,155,870	38,632,813
Related to income tax and social contribution loss carryforwards			5,643,067	(165,055)	879,864	6,357,876	7,167,528
Related to disbursed provisions			32,229,846	(8,863,798)	7,632,920	30,998,968	20,461,163
Allowance for loan losses			25,432,877	(2,988,199)	5,033,571	27,478,249	19,350,339
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			5,674,148	(5,674,148)	1,232,358	1,232,358	95,332
Allowance for real estate			219,017	(27,005)	6,825	198,837	188,717
Goodwill on purchase of investments			537,917	(173,054)	-	364,863	712,896
Other			365,887	(1,392)	1,360,166	1,724,661	113,879
Related to non-disbursed provisions(2)	28,240,435	36,636,454	15,127,767	(3,813,999)	3,485,258	14,799,026	11,004,122
Related to the operation	21,910,174	26,412,805	10,733,693	(3,509,385)	3,485,258	10,709,566	8,472,018
Provision for contingent liabilities	11,482,209	12,875,928	5,386,508	(731,841)	917,583	5,572,250	4,572,795
Civil lawsuits	4,814,817	4,805,966	2,149,334	(314,925)	248,886	2,083,295	1,973,261
Labor claims	4,003,796	4,712,363	1,811,927	(385,456)	552,601	1,979,072	1,534,873
Tax and social security contributions	2,635,473	3,346,047	1,420,092	(30,467)	116,096	1,505,721	1,054,189
Other	28,123	11,552	5,155	(993)	-	4,162	10,472
Adjustments of operations carried out on the futures settlement market	1,236,986	1,321,127	1,391,101	(894,577)	56,638	553,162	460,100
Legal obligation - tax and social security contributions	1,447,691	2,273,326	508,498	(3,064)	38,222	543,656	427,018
Provision related to health insurance operations	698,468	728,276	322,354	(31,358)	-	290,996	279,387
Other non-deductible provisions	7,044,820	9,214,148	3,125,232	(1,848,545)	2,472,815	3,749,502	2,732,718
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	6,330,261	10,223,649	4,394,074	(304,614)	-	4,089,460	2,532,104

Reflected in stockholders’ equity accounts			3,982,935	(1,575,755)	584,424	2,991,604	2,697,776
Corporate reorganizations (Note 4q)	6,462,823	4,616,211	1,883,435	(313,923)	-	1,569,512	2,197,359
Adjustment to market value of available-for-sale securities	1,251,043	1,768,970	2,099,500	(1,261,832)	17,242	854,910	500,417
Cash flow hedge and hedge of net investment in foreign operation	-	1,565,141	-	-	567,182	567,182	-
Total (3)	35,954,301	44,586,776	56,983,615	(14,418,607)	12,582,466	55,147,474	41,330,589

Social contribution for offsetting arising from Option established in article 8 of Provisional Measure No. 2,158-35 of August 24, 2001			645,254	(6,465)	-	638,789	645,254

(1) Includes balance arising from the merger with Corpbanca (R$ 1,220,814) and Recovery acquisition (R$ 44,830) (Note 2c).

(2) From a financial point of view, rather than recording the provision of R$ 36,636,454 (R$ 28,240,435 at 06/30/2015) and deferred tax assets of R$ 14,799,026 (R$ 11,004,122 at 06/30/2015), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 55,147,474(R$ 41,330,589 at 06/30/2015) to R$ 40,348,448 (R$ 30,326,467 at 06/30/2015).

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15, to maintain the respective deferred tax assets.

At ITAÚ UNIBANCO HOLDING, the Deferred Tax Assets totaled R$ R$ 1,124,778 (R$ 116,413 at 06/30/2015) and are basically represented by Interest on capital of R$ 584,581, Income Tax Losses and Social Contribution Loss carryforwards of R$ 354,101 (R$ 99,678 at 06/30/2015), Provisions for Guarantee Accounts of R$ 117,069 and Administrative Provisions of R$ 28,737 (R$ 10,096 at 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	155

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

		Realization /
	12/31/2015	Reversal	Increase (1)	06/30/2016	06/30/2015
Reflected in income and expense accounts	3,500,301	(1,003,843)	9,607,734	12,104,192	3,667,300
Depreciation in excess – leasing	1,487,279	(417,495)	141,468	1,211,252	2,013,726
Restatement of escrow deposits and contingent liabilities	1,129,778	(80,851)	156,916	1,205,843	954,731
Provision for pension plan benefits	380,099	-	33,552	413,651	382,090
Adjustments to market value of securities and derivative financial instruments	205,166	(205,166)	7,944,420	7,944,420	21,228
Adjustments of operations carried out on the future settlement market	56,457	-	515,508	571,965	38,921
Taxation of results abroad – capital gains	167,162	(165,611)	-	1,551	169,982
Other	74,360	(134,720)	815,870	755,510	86,622
Reflected in stockholders’ equity accounts	1,848,221	(1,433,828)	192,435	606,828	1,094,779
Adjustments to market value of available-for-sale securities	34,969	-	184,106	219,075	94,496
Cash flow hedge	1,433,828	(1,433,828)	-	-	542,922
Provision for pension plan benefits (2)	379,424	-	8,329	387,753	457,361
Total	5,348,522	(2,437,671)	9,800,169	12,711,020	4,762,079

(1) Includes balance arising from the merger with Corpbanca (R$ 993,750) (Note 2c).

(2) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4.424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 149,409 (R$ 4,242 at 06/30/2015), and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 130,216, Adjustments to market value of available-for-sale securities of R$ 13,700 and Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 5,493 (R$ 4,242 at 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	156

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2016, are:

	Deferred tax assets								Provision for deferred
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	income tax and social contribution	%	Net deferred taxes	%

2016	11,908,298	25%	21,582	0%	11,929,880	22%	3,053	0%	(3,759,295)	30%	8,173,638	19%
2017	12,201,296	25%	66,148	1%	12,267,444	22%	23,559	4%	(2,470,222)	19%	9,820,781	23%
2018	13,173,802	27%	238,034	4%	13,411,836	24%	56,115	9%	(1,969,828)	15%	11,498,123	26%
2019	4,047,256	8%	1,325,129	21%	5,372,385	10%	290,524	45%	(438,566)	3%	5,224,343	12%
2020	468,629	1%	2,478,529	39%	2,947,158	5%	265,538	42%	(1,593,406)	13%	1,619,290	4%
after 2020	6,990,317	14%	2,228,454	35%	9,218,771	17%	-	0%	(2,479,703)	20%	6,739,068	16%
Total	48,789,598	100%	6,357,876	100%	55,147,474	100%	638,789	100%	(12,711,020)	100%	43,075,243	100%
Present value (*)	44,431,615		5,282,492		49,714,107		558,609		(11,318,692)		38,954,024

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 06/30/2016 and 06/30/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	157

c)	Tax and social security contributions

	06/30/2016	06/30/2015

Taxes and contributions on income payable	2,114,565	2,224,906
Taxes and contributions payable	1,687,433	1,635,176
Provision for deferred income tax and social contribution (Note 14b II)	12,711,020	4,762,079
Legal liabilities – tax and social security (Note 12b)	4,448,716	4,061,738
Total	20,961,734	12,683,899

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 181,043 (R$ 312,839 at 06/30/2015) and is mainly comprised of Taxes and contributions on income payable of R$ 18,561 (R$ 297,161 at 06/30/2015) and Deferred Taxes and Social Contribution R$ 149,409 (R$ 4,242 at 06/30/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	158

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	06/30/2016	06/30/2015
Taxes paid or provided for	8,728,921	9,394,774
Taxes withheld and collected from third parties	7,756,386	7,178,353
Total	16,485,307	16,573,127

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	159

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

	Balance at 12/31/2015					Changes											Equity in
	Book value							Equity in earnings of subsidiaries									earnings of
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2015	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 06/30/2016	Balance at 06/30/2015	subsidiaries from 01/01 to 06/30/2015
Domestic	66,428,426	19,485	(373,322)	17,951	66,092,540	(3,168)	(1,397,366)	6,987,328	-	42,066	60,704	7,090,098	(710,132)	12,333,329	83,405,301	65,080,245	7,847,429
Itaú Unibanco S.A.	56,187,610	11,362	(327,902)	17,951	55,889,021	(3,168)	-	5,851,740	-	43,003	54,566	5,949,309	(725,907)	12,333,329	73,442,584	54,955,453	5,505,428
Banco Itaú BBA S.A.	5,686,536	3,175	(45,420)	-	5,644,291	-	(1,397,386)	355,068	-	2,808	8,256	366,132	15,716	-	4,628,753	5,418,662	419,601
Banco Itaucard S.A. (4)	2,595,045	4,425	-	-	2,599,470	-	24	548,294	-	(4,032)	(2,118)	542,144	340	-	3,141,978	1,892,805	1,554,572
Itaú -BBA Participações S.A.	1,538,767	-	-	-	1,538,767	-	-	120,622	-	-	-	120,622	-	-	1,659,389	1,428,974	68,554
Itaú Corretora de Valores S. A. (4)	420,455	523	-	-	420,978	-	-	111,602	-	287	-	111,889	(282)	-	532,585	1,384,337	299,271
Itau Seguros S.A.	13	-	-	-	13	-	(4)	2	-	-	-	2	1	-	12	14	3

Foreign	8,159,423	-	-	51,409	8,210,832	(36,812)	(169,136)	249,764	(1,140,687)	10,835	(27)	(880,115)	18,927	(184,661)	6,959,035	7,055,092	1,249,374
Itaú Corpbanca(5)	-	-	-	-	-	(21,476)	(15,945)	5,065	(324,643)	200	(25)	(319,403)	1,415	4,254,869	3,899,460	-	-
BICSA Holdings (6)	2,019,984	-	-	3,769	2,023,753	(1,884)	-	37,652	(365,281)	-	(2)	(327,631)	26	-	1,694,264	-	-
Banco Itaú Uruguay S.A.	1,296,198	-	-	4,712	1,300,910	(2,356)	-	129,335	(277,090)	-	-	(147,755)	12,018	-	1,162,817	1,114,883	211,862
OCA S.A.	342,288	-	-	1,434	343,722	(717)	(141,907)	54,165	(56,519)	-	-	(2,354)	1	-	198,745	289,508	72,834
ACO Ltda.	4,534	-	-	21	4,555	(11)	-	99	(894)	-	-	(795)	-	-	3,749	3,804	268
Itaú Chile Holdings, INC. (7)	181,190	-	-	-	181,190	-	-	-	3,471	-	-	3,471	-	(184,661)	-	5,646,897	952,779
OCA Casa Financiera S.A. (8)	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-	11,631
Banco Itau Chile S.A. (9)	4,315,229	-	-	41,473	4,356,702	(10,368)	(11,284)	23,448	(119,731)	10,635	-	(85,648)	5,467	(4,254,869)	-	-	-
Grand total	74,587,849	19,485	(373,322)	69,360	74,303,372	(39,980)	(1,566,502)	7,237,092	(1,140,687)	52,901	60,677	6,209,983	(691,205)	12,148,668	90,364,336	72,135,337	9,096,803

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable.
(3)	Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.
(4)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.
(5)	Inflow of investments on 04/01/2016 in the Corpbanca’s acquisition process;
(6)	Company entrance on July 31, 2015.
(7)	Company liquidated on February 29, 2016.
(8)	Company liquidated on March 30, 2015.
(9)	Write-off of investment on 04/01/2016 in the Corpbanca’s acquisition process.

			Net income	Number of shares/quotas owned by				Equity share
		Stockholders’	for the	ITAÚ UNIBANCO HOLDING			Equity share in	in
Companies	Capital	equity	period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	52,658,892	73,702,327	5,851,740	2,568,761,491	2,487,845,145	-	100.00	100.00
Banco Itaú BBA S.A.	3,574,844	4,665,917	355,068	4,474,435	4,474,436	-	100.00	100.00
Banco Itaucard S.A. (4)	15,564,076	20,033,126	606,361	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú-BBA Participações S.A.	1,328,562	1,659,389	120,622	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S. A. (4)	802,482	1,488,387	123,462	-	811,503	-	-	2.87
Itau Seguros S.A.	3,767,415	4,883,278	905,089	450	1	-	0.00	0.00
Foreign
Itaú Corpbanca(5)	9,086,866	15,347,099	22,561	115,039,610,411	-	-	22.45	22.45
BICSA Holdings (6)	1,061,997	1,692,382	37,650	-	-	330,860,746	100.00	100.00
Banco Itaú Uruguay S.A.	470,625	1,160,461	129,335	4,465,133,954	-	-	100.00	100.00
OCA S.A.	15,833	198,028	54,165	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	14	3,767	99	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	160

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation
	at 06/30/2016		06/30/2016
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					4,225,431	264,843
BSF Holding S.A (1a)	49.00%	49.00%	2,064,098	205,107	1,270,800	100,503
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	116,912	(21,286)	185,113	(10,643)
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,911,430	322,928	438,801	48,411
Porto Seguro Itaú Unibanco Participações S.A.(2)(3)	42.93%	42.93%	4,215,614	283,396	1,809,906	121,594
Others (4a) (5)					520,811	4,978
Foreign - Other (6a)					2,277	932
Total					4,227,708	265,775

	% participation
	at 06/30/2015		06/30/2015
			Stockholders’			Equity in
	Total	Voting	equity	Net income	Investment	earnings
Domestic					3,178,564	293,288
BSF Holding S.A.(1c)	49.00%	49.00%	1,353,125	238,706	1,001,693	116,966
IRB-Brasil Resseguros S.A. (2) (3)	15.01%	15.01%	2,866,499	162,854	423,091	24,408
Porto Seguro Itaú Unibanco Participações S.A.(2) (3)	42.93%	42.93%	3,831,260	334,489	1,644,932	143,608
Others (4b) (5)					108,848	8,306
Foreign - Others (6b)					1,890	640
Total					3,180,454	293,928

(1)	Includes goodwill in the amount of a) R$ 259,391 e b) R$ 126,657 at 06/30/2016. Includes goodwill in the amount of c) R$ 338,662 at 06/30/2015;
(2)	For the purpose of accounting for participation in earnings, the position at 05/31/2016 and 05/31/2015, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(4)	a) At June 30, 2016, it includes companies Kinea Private Equity, Olímpia Promoção e Serviços S.A., Tecnologia Bancária S.A.. It also includes companies Eneva S.A. and Intercement Brasil S.A., which are not stated under the equity accounting. b) At June 30, 2015 it includes companies Kinea Private Equity, Olímpia Promoção e Serviços S.A. and Tecnologia Bancária S.A.
(5)	Includes equity in earnings not arising from net income.
(6)	a) At 06/30/2016, includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A. b) At 06/30/2015, includes Compãnia Uruguaya de Medios de Processamiento, Rias Redbanc S.A. and Rosefield Finance Ltda.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	161

III) Other investments

	06/30/2016	06/30/2015
Other investments	706,391	638,477
Shares and quotas	53,288	50,898
Investments through tax incentives	201,625	201,625
Equity securities	11,809	15,443
Other	439,669	370,511
(Allowance for loan losses)	(208,854)	(208,917)
Total	497,537	429,560
Equity - Other investments	4,451	4,740

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	162

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (2) (3)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Real estate in use (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP Systems	transportation)	Total
Annual depreciation rates			4%	10%	10 a 20%	10 a 20%	20 a 50%	10 a 20%

Cost
Balance at 12/31/2015	790,756	939,157	3,025,558	1,673,074	1,801,698	973,937	5,940,644	858,567	16,003,391
Acquisitions	77,914	55,577	71,005	97,291	11,747	39,272	193,379	67,996	614,181
Disposals	-	(187)	-	(41,772)	(66)	(6,704)	(111,578)	(1,129)	(161,436)
Exchange variation	(459)	(2,405)	(14,777)	(44,525)	11,792	51,222	54,883	14,185	69,916
Transfers	(489,433)	-	11,337	37,942	-	1	397,270	-	(42,883)
Other	(6,777)	(142)	(568)	751	23,330	(1,433)	(66,581)	(1,508)	(52,928)
Balance at 06/30/2016	372,001	992,000	3,092,555	1,722,761	1,848,501	1,056,295	6,408,017	938,111	16,430,241

Depreciation
Balance at 12/31/2015	-	-	(1,764,172)	(929,569)	(841,462)	(579,305)	(4,276,197)	(557,355)	(8,948,060)
Depreciation expenses	-	-	(39,781)	(136,292)	(72,630)	(50,378)	(403,825)	(46,747)	(749,653)
Disposals	-	-	-	41,545	1	3,771	98,757	478	144,552
Exchange variation	-	-	(11,284)	9,694	2,070	(16,411)	(110,617)	(5,874)	(132,422)
Other	-	-	409	(751)	(12,868)	1,526	55,293	1,500	45,109
Balance at 06/30/2016	-	-	(1,814,828)	(1,015,373)	(924,889)	(640,797)	(4,636,589)	(607,998)	(9,640,474)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2016	372,001	992,000	1,277,727	707,388	923,612	415,498	1,771,428	330,113	6,789,767
Balance at 06/30/2015	922,544	943,488	1,284,272	753,482	1,004,488	400,978	1,784,269	285,386	7,378,907

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 51,700 achievable by 2016.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d).
(3)	Includes the amount of R$ 4,068 (R$ 4,589 at 06/30/2015) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	163

II) Goodwill

			Changes
	Amortization	Balance at		Amortization		Exchange	Balance at	Balance at
	period	12/31/2015	Acquisitions	expenses	Disposals	variation	06/30/2016	06/30/2015
Goodwill (Notes 2b and 4j)	10 years	231,915	1,358,733	(47,387)	(34,964)	(29,229)	1,479,068	212,738

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	164

III) Intangible assets

		Other intangible assets
		Association for the
	Rights for	promotion and offer			Goodwill on
	acquisition of	of financial products	Acquisition of	Development of	Acquisition	Other Intangible
Intangible (1)	payroll (2)	and services	software	software	(Note 4k)	Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2015	1,004,449	1,408,589	2,298,862	3,310,640	1,812,300	887,580	10,722,420
Acquisitions	157,297	709,066	983,842	125,786	5,717,788	279,234	7,973,013
Disposals	(108,026)	(15,914)	(3,207)	(832)	-	(14)	(127,993)
Exchange variation	-	(5,528)	(66,232)	-	(10,311)	(97,235)	(179,306)
Other	(5,996)	(275,286)	46,360	-	(11,254)	(28,185)	(274,361)
Balance at 06/30/2016	1,047,724	1,820,927	3,259,625	3,435,594	7,508,523	1,041,380	18,113,773

Amortization
Balance at 12/31/2015	(599,634)	(329,673)	(1,187,484)	(252,486)	(356,144)	(496,277)	(3,221,698)
Amortization expenses (3)	(112,501)	(105,071)	(200,224)	(113,178)	(271,990)	(25,639)	(828,603)
Disposals	105,694	15,914	153	-	-	14	121,775
Exchange variation	-	(62,441)	(127,088)	-	8,866	82,509	(98,154)
Other	-	110,646	20,203	-	281	(1,929)	129,201
Balance at 06/30/2016	(606,441)	(370,625)	(1,494,440)	(365,664)	(618,987)	(441,322)	(3,897,479)

Impairment (4)
Balance at 12/31/2015	(18,251)	(1,792)	-	(17,675)	-	-	(37,718)
Additions / assumptions	-	-	(3,084)	(4,865)	-	-	(7,949)
Disposals	-	-	-	-	-	-	-
Balance at 06/30/2016	(18,251)	(1,792)	(3,084)	(22,540)	-	-	(45,667)

Book value
Balance at 06/30/2016	423,032	1,448,510	1,762,101	3,047,390	6,889,536	600,058	14,170,627
Balance at 06/30/2015	409,172	1,129,175	1,109,888	2,887,097	1,569,850	1,512,590	8,617,772

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 534,967 achievable by 2016.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	165

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 5,983,915,949 book-entry shares with no par value, of which 3,047,040,198 are common and 2,936,875,751 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 85,148,000 (R$ 85,148,000 at 06/30/2015), of which R$ 57,507,585 (R$ 58,151,513 at 06/30/2015) refers to stockholders domiciled in the country and R$ 27,640,415 (R$ 26,996,487 at 06/30/2015) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Shares of capital stock at 06/30/2016	3,047,040,198	2,936,875,751	5,983,915,949
Residents in Brazil at 06/30/2016	3,033,812,779	1,007,627,491	4,041,440,270
Residents abroad at 06/30/2016	13,227,419	1,929,248,260	1,942,475,679
Treasury shares at 12/31/2015	2,795	162,562,650	162,565,445	(4,353,380)
Purchase of treasury shares	-	7,990,000	7,990,000	(200,200)
Exercised – granting of stock options	-	(8,740,245)	(8,740,245)	151,353
Disposals – stock option plan	-	(7,624,995)	(7,624,995)	285,581
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670,000
Treasury shares at 06/30/2016 (1)	2,795	54,187,410	54,190,205	(1,446,646)
Outstanding shares at 06/30/2016	3,047,037,403	2,882,688,341	5,929,725,744
Outstanding shares at 06/30/2015	3,047,037,403	2,947,015,705	5,994,053,108

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2016:

Cost / Market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	25.06
Maximum	-	25.98
Treasury shares
Average cost	7.25	26.70
Market value	26.02	30.30

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	166

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	8,938,277
Adjustments:
(-) Legal reserve	(446,914)
Dividend calculation basis	8,491,363
Mandatory dividend	2,122,841
Dividend – paid / provided for	2,544,295	30.0%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	444,283	-	444,283
Dividends - 05 monthly installments of R$ 0.015 per share paid in February to June 2016	444,283	-	444,283

Declared (recorded in other liabilities – Social and Statutory)	1,959,079	(280,521)	1,678,558
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/01/2016	88,946	-	88,946
Interest on capital - R$ 0.3154 per share.	1,870,133	(280,521)	1,589,612

Declared after June 30, 2016 (Recorded in Revenue Reserves – Unrealized profits)	495,828	(74,374)	421,454
Interest on capital - R$ 0.0836 per share	495,828	(74,374)	421,454

Total from 01/01 to 06/30/2016 - R$ 0.4291 net per share	2,899,190	(354,895)	2,544,295
Total from 01/01 to 06/30/2015 - R$ 0.4291 net per share	2,883,340	(358,653)	2,524,687

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	167

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	06/30/2016	06/30/2015
Capital reserves	1,329,803	1,331,243
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,045,186	1,046,626
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	30,892,688	21,890,585
Legal	7,341,754	6,372,163
Statutory:	23,055,106	15,518,422
Dividends equalization (1)	9,849,181	5,927,334
Working capital increase (2)	5,785,488	4,338,486
Increase in capital of investees (3)	7,420,437	5,252,602
Unrealized profits (4)	495,828	-

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
ITAÚ UNIBANCO HOLDING	8,938,277	10,630,264	113,911,760	105,866,462
Amortization of goodwill	258,040	280,115	(278,376)	(890,417)
Corporate reorganizations (Note 4q)	923,306	931,248	(3,046,699)	(4,265,463)
Conversion adjustments of foreign investments (Note 4s)	582,479	(124,739)	-	-
Foreign exchange variations of investments	2,731,376	(1,114,333)	-	-
Hedge of net investments in foreign operations	(3,791,124)	1,729,757	-	-
Tax effects – hedge of net investments in foreign operations	1,642,227	(740,163)	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	10,702,102	11,716,888	110,586,685	100,710,582

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDADO

	06/30/2016	06/30/2015
Available-for-sale securities	(979,851)	(707,635)
Hedge cash flow	(796,342)	707,499
Remeasurements in liabilities of post-employment benefits	(235,892)	(161,104)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(399,656)	94,932
Asset valuation adjustments	(2,411,741)	(66,308)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	168

f)	Non-controlling interests

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Itaú CorpBanca (Note 2c)	10,194,073	-	(3,853)	-
Banco CorpBanca Colômbia S.A. (Note 2c)	1,297,006	-	(21,929)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	489,750	503,731	(56,485)	(67,047)
Banco Itaú BMG Consignado S.A.	952,677	885,097	(36,719)	(70,764)
Luizacred S.A. Soc. Cred. Financiamento Investimento	274,819	278,200	(22,184)	(42,295)
IGA Participações S.A.	14,056	54,926	(9,819)	(1,690)
Investimentos Bemge S.A.	25,008	22,991	(1,000)	(844)
Banco Investcred Unibanco S.A.	19,864	18,579	(659)	1,279
Others	33,691	6,737	(5,570)	(3,505)
Total	13,300,944	1,770,261	(158,218)	(184,866)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	169

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2016, the accounting effect of the share-based payment in income was R$ (312,916) (R$ (456,307) from 01/01 to 06/30/2015).

I –	Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on BM&FBOVESPA.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on BM&FBOVESPA on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by BM&FBOVESPA, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	170

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2015	45,948,317	35.08
Options exercisable at the end of the period	32,407,235	36.74
Options outstanding but not exercisable	13,541,082	31.12
Options:
Granted	-	-
Canceled / Forfeited (*)	(57,891)	34.21
Exercised	(665,703)	26.17	32.16
Closing balance at 06/30/2016	45,224,723	37.48
Options exercisable at the end of the period	31,953,928	39.23
Options outstanding but not exercisable	13,270,795	33.27
Range of exercise prices
Granting 2009-2010		28,04 - 45,55
Granting 2011-2012		23,88 - 44,49
Weighted average of the remaining contractual life (in years)	2.13

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value
Opening balance at 12/31/2014	55,162,112	32.43
Options exercisable at the end of the period	28,872,290	32.15
Options outstanding but not exercisable	26,289,822	32.73
Options:
Granted	-	-
Canceled / Forfeited (*)	(403,151)	33.24
Exercised	(150,057)	24.31	33.39
Closing balance at 06/30/2015	54,608,904	33.34
Options exercisable at the end of the period	28,673,987	33.25
Options outstanding but not exercisable	25,934,917	33.43
Range of exercise prices
Granting 2008-2009		24,82 - 37,95
Granting 2010-2012		23,88 - 39,30
Weighted average of the remaining contractual life (in years)	2.58

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	171

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 21.40 per share at 06/30/2016 (R$ 33.33 per share at 06/30/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2015	30,605,777
New granted	11,263,474
Cancelled	(207,687)
Exercised	(8,074,541)
Balance at 06/30/2016	33,587,023
Weighted average of remaining contractual life (years)	3.04

Quantity
Balance at 12/31/2014	26,734,428
New granted	10,402,580
Cancelled	(514,102)
Exercised	(2,286,148)
Balance at 06/30/2015	34,336,759
Weighted average of remaining contractual life (years)	2.30

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	172

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 24.16 per share at 06/30/2016 (R$ 31.24 per share at 06/30/2015).

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	20,295,976
New	12,202,238
Delivered	(10,123,397)
Cancelled	(60,164)
Balance at 06/30/2016	22,314,653

Change in variable compensation in shares	2015
Quantity
Balance at 12/31/2014	16,366,009
New	11,837,297
Delivered	(7,551,017)
Cancelled	(540,168)
Balance at 06/30/2015	20,112,121

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	173

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	174

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	Assets / (liabilities)		Revenue / (expense)		Assets / (liabilities)		Revenue / (expense)
			01/01 to	01/01 to			01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Interbank investments	65,547,674	59,203,807	3,708,506	2,105,421	-	-	-	-
Itaú Unibanco S.A.	36,889,229	31,092,262	2,830,908	1,817,882	-	-	-	-
Agência Grand Cayman	8,891,920	8,696,448	310,767	248,833	-	-	-	-
Itaú Unibanco S.A. Nassau Branch	19,766,525	19,415,097	566,831	38,706	-	-	-	-
Securities and derivative financial instruments	-	-	-	409,774	-	-	-	-
Agência Grand Cayman	-	-	-	409,774	-	-	-	-
Deposits	(12,769,287)	-	(214,060)	-	-	-	-	-
Itaú Unibanco S.A. Nassau Branch	(12,769,287)	-	(214,060)	-	-	-	-	-
Securities sold under repurchase agreements	-	-	-	(87,362)	(131,347)	(199,175)	(11,665)	(12,869)
Duratex S.A.	-	-	-	-	(17,892)	(72,269)	(2,310)	(5,691)
Elekeiroz S.A.	-	-	-	-	(7,659)	(4,991)	(504)	(243)
Itautec S.A.	-	-	-	-	(10,051)	(1,629)	(2,871)	(91)
Itaúsa Empreendimentos S.A.	-	-	-	-	(67,822)	(96,399)	(4,271)	(5,553)
Olimpia Promoção e Serviços S.A.	-	-	-	-	(12,638)	(10,454)	(733)	(509)
Others	-	-	-	(87,362)	(15,285)	(13,433)	(976)	(782)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)	(32,310)	(324)	(2,101)	(1,767)	(124,590)	(118,023)	14,505	5,055
Itaú Unibanco S.A.	-	(30)	-	-	-	-	-	-
Itaú Corretora de Valores S. A.	(325)	(294)	(2,101)	(1,765)	-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-	(205)	-	1,442	893
Itaúsa Empreendimentos S.A.	-	-	-	-	-	-	-	(3,296)
Itaú Unibanco S.A. Nassau Branch	(31,985)	-	-	-	-	-	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-	(1,827)	(2,022)	(12,501)	(13,944)
Fundação Itaú Unibanco - Previdência Complementar	-	-	-	-	(122,633)	(116,114)	21,022	17,993
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	317	274	2,770	2,533
Others	-	-	-	(2)	(242)	(161)	1,772	876
Rent revenues (expenses)	-	-	(140)	(124)	-	-	(29,188)	(27,026)
Itaúsa Investimentos Itaú S.A.	-	-	(11)	-	-	-	(1,030)	(850)
Itaú Seguros S.A.	-	-	(94)	(95)	-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar	-	-	-	-	-	-	(21,735)	(19,665)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(6,352)	(6,383)
Others	-	-	(35)	(29)	-	-	(71)	(128)
Donation expenses	-	-	-	-	-	-	(49,621)	(46,380)
Instituto Itaú Cultural	-	-	-	-	-	-	(45,000)	(45,500)
Associação Itaú Viver Mais	-	-	-	-	-	-	-	(880)
Others	-	-	-	-	-	-	(4,621)	-

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (3,780) (R$ (1,971) from 01/01 to 06/30/2015) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b)	any entity controlled by the Institution; or

c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	175

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Compensation	173,222	232,509
Board of Directors	20,430	11,881
Management members	152,792	220,628
Profit sharing	98,500	107,385
Board of Directors	1,166	195
Management members	97,334	107,190
Contributions to pension plans	6,476	5,441
Board of Directors	116	2
Management members	6,360	5,439
Stock option plan – Management members	146,816	105,119
Total	425,014	450,454

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	176

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Interbank deposits	25,358,643	30,966,721	25,367,473	30,967,040	8,830	319	8,830	319
Securities and derivative financial instruments	358,266,632	334,727,443	358,395,823	334,566,939	(1,579,975)	(1,307,322)	129,191	(160,504)
Adjustment of available-for-sale securities					(1,176,947)	(472,047)	-	-
Adjustment of held-to-maturity securities					(403,028)	(835,275)	129,191	(160,504)
Loan, lease and other credit operations	459,489,077	429,331,809	464,319,602	431,705,341	4,830,525	2,373,532	4,830,525	2,373,532
Investments
BM&FBOVESPA	14,610	14,610	197,310	128,471	182,700	113,861	182,700	113,861
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,809,906	1,644,932	2,629,325	4,069,310	819,419	2,424,378	819,419	2,424,378
Funding and borrowing (3)	282,331,144	217,620,324	283,420,387	218,519,028	(1,089,243)	(898,704)	(1,089,243)	(898,704)
Subordinated debt (Note 10f)	60,282,082	59,228,350	60,966,964	59,816,966	(684,882)	(588,616)	(684,882)	(588,616)
Treasury shares	1,446,646	2,342,126	1,641,951	2,795,549	-	-	195,305	453,423

(1)	This does not consider the corresponding tax effects.
(2)	Parent company of Porto Seguro S.A.
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	177

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies BM&FBOVESPA and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	178

Note 19 – Post-Employments Benefits

We present the policies adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Cost of current service	(30,766)	(32,844)	-	-	-	-	(30,766)	(32,844)
Net interest	(5,540)	(2,997)	119,569	109,401	(9,751)	(8,495)	104,278	97,909
Contribution	-	-	(63,526)	(70,265)	-	-	(63,526)	(70,265)
Benefits paid	-	-	-	-	6,514	7,153	6,514	7,153
Total Amounts Recognized	(36,306)	(35,841)	56,043	39,136	(3,237)	(1,342)	16,500	1,953

In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 163,295 (R$ 110,869 from 01/01 to 06/302015), of which R$ 63,526 (R$ 70,265 from 01/01 to 06/30/2015) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
At the beginning of the period	(44,638)	(75,206)	(315,282)	(220,808)	(12,570)	(8,436)	(372,490)	(304,450)
Effects on asset ceiling	(13,613)	13,851	3,786	(9,888)	-	-	(9,827)	3,963
Remeasurements	14,125	5,821	(1,463)	22,117	-	-	12,662	27,938
Total Amounts Recognized	(44,126)	(55,534)	(312,959)	(208,579)	(12,570)	(8,436)	(369,655)	(272,549)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	179

a) Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and some of its subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1)  Defined benefit plan;

(2)  Variable contribution plan;

(3)  Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	180

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2016	06/30/2015
Discount rate (1)	11.28% a.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% a 7.12 % p.a.	5.04% a 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1)  The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2015 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2)  The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3)  The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4)  Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	181

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 06/30/2016 and 06/30/2015 the allocation of plan assets and the allocation target for 2016, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2016	06/30/2015	06/30/2016	06/30/2015	2016 Target
Fixed income securities	12,676,141	12,527,427	90.78%	91.15%	53% to 100%
Variable income securities	589,410	655,102	4.22%	4.77%	0% to 20%
Structured investments	756	24,083	0.01%	0.18%	0% to 10%
Real estate	627,775	475,199	4.50%	3.46%	0% to 7%
Loans to participants	70,128	61,861	0.50%	0.45%	0% to 5%
Total	13,964,210	13,743,672	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 489,279 (R$ 566,748 at 06/30/2015), and real estate rented to Group companies, with a fair value of R$ 601,323 (R$ 444,899 at 06/30/2015).

Fair value - the fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2015, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2016	06/30/2015
1 - Net assets of the plans	13,964,210	13,743,672
2 - Actuarial liabilities	(11,975,949)	(11,909,687)
3 - Surplus (1-2)	1,988,261	1,833,985
4 - Asset restriction (*)	(2,268,267)	(1,922,890)
5 - Net amount recognized in the balance sheet (3-4)	(280,006)	(88,905)
Amount recognized in Assets (Note 13a)	230,735	263,861
Amount recognized in Liabilities (Note 13c)	(510,741)	(352,766)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	182

V- Changes in the net amount recognized in the balance sheet:

	06/30/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(30,766)	(30,766)	-	(30,766)
Net interest (1)	741,575	(626,317)	115,258	(120,798)	(5,540)
Benefits paid	(438,002)	438,002	-	-	-
Contributions of sponsor	31,684	-	31,684	-	31,684
Contributions of participants	6,766	-	6,766	-	6,766
Effects on asset ceiling	-	-	-	(13,613)	(13,613)
Balance arising from the merger with	-	(206,561)	(206,561)	-	(206,561)
Exchange variation	(11,214)	29,514	18,300	-	18,300
Remeasurements (2) (3)	-	7,359	7,359	-	7,359
Value at end of the period	13,964,210	(11,975,949)	1,988,261	(2,268,267)	(280,006)

	06/30/2015
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,437,757	(11,694,678)	1,743,079	(1,847,316)	(104,237)
Cost of current service	-	(32,844)	(32,844)	-	(32,844)
Net interest (1)	667,230	(575,871)	91,359	(94,356)	(2,997)
Benefits paid	(404,467)	404,467	-	-	-
Contributions of sponsor	31,501	-	31,501	-	31,501
Contributions of participants	6,448	-	6,448	-	6,448
Effects on asset ceiling	-	-	-	13,851	13,851
Remeasurements (2) (3)	5,203	(10,761)	(5,558)	4,931	(627)
Value at end of the period	13,743,672	(11,909,687)	1,833,985	(1,922,890)	(88,905)

(1) Corresponds to the amount calculated on 01/01/2016 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 11.28% p.a.(On 01/01/2015 the rate used was 10.24% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 741,575 (R$ 672,433 at 06/30/2015).

During the period, contributions made totaled R$ 31,684 (R$ 31,501 from 01/01 to 06/30/2015). The contribution rate increases based on the beneficiary’s salary.

In 2016, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 54,871.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2016	949,161
2017	976,687
2018	1,008,715
2019	1,041,954
2020	1,083,423
2021 to 2025	5,935,349

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
Change in Assumption	of the plans		Equity (*)
		Percentage of
		actuarial
	Value	liabilities	Value
- Decrease by 0.5%	566,363	4.92%	(280,500)
- Increase by 0.5%	(519,825)	(4.51)%	201,040

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	183

d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2016			06/30/2015
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,228,597	(269,828)	1,958,769	2,438,272	(223,616)	2,214,656
Net interest	134,787	(15,218)	119,569	119,625	(10,224)	109,401
Contribution (Note 19)	(63,526)	-	(63,526)	(70,265)	-	(70,265)
Effects on asset ceiling	-	3,786	3,786	-	(9,888)	(9,888)
Remeasurements	(1,463)	-	(1,463)	9,964	12,153	22,117
Amount - end of the period (Note 13a)	2,298,395	(281,260)	2,017,135	2,497,596	(231,575)	2,266,021

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	06/30/2016	06/30/2015
At the beginning of the period	(178,811)	(170,593)
Cost of interest	(9,751)	(8,495)
Benefits paid	6,514	7,153
Remeasurements	-	-
At the end of the period (Note 13c)	(182,048)	(171,935)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2016	11,839
2017	12,724
2018	13,599
2019	14,500
2020	15,377
2021 to 2025	91,514

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,568	(3,034)
Present value of obligation	Asset valuation adjustment	20,077	(16,977)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	184

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Assets
Current assets and long term receivables
Cash and cash equivalents	4,894,504	3,208,117	9,922,000	5,475,154	728,344	645,158	35,213,158	23,135,300	1,548,479	1,304,270	14,954,632	9,910,468
Interbank investments	32,610,612	29,353,775	9,691,635	4,256,180	7,931,874	3,516,117	17,995,996	4,397,089	58,861	902,037	20,319,601	23,654,553
Securities	73,359,599	53,313,150	19,965,950	6,930,085	3,923,725	4,150,749	11,776,401	15,811,503	264,031	34,006	107,437,898	79,551,134
Loan, lease and other credit operations	92,092,131	100,498,402	115,437,973	45,585,383	14,485,728	14,829,549	119,063	141,480	-	1,261	221,830,855	160,962,786
Foreign exchange portfolio	45,186,080	63,123,785	4,190,049	1,464,452	2,566,568	4,780,241	-	4	-	-	51,730,235	69,217,050
Other assets	8,623,457	5,630,208	10,280,700	6,640,301	723,455	418,869	157,116	577,302	107,563	903,975	19,552,622	13,936,864
Permanent assets
Investments	98	92	71,195	8,457	15,705	15,476	194,578	192,354	713,003	685,039	87,258	24,275
Fixed and intangible assets	13,375	17,138	8,113,897	873,534	99,465	144,239	-	80	17,564	19,594	8,194,175	1,054,585
Total	256,779,856	255,144,667	177,673,399	71,233,546	30,474,864	28,500,398	65,456,312	44,255,112	2,709,501	3,850,182	444,107,276	358,311,715
Liabilities
Current and long term liabilities
Deposits	84,261,079	75,175,342	101,489,811	43,934,586	15,072,501	10,347,113	15,870,908	1,182,083	-	-	141,040,046	101,696,631
Demand deposits	51,289,766	36,461,414	21,537,098	12,838,706	9,609,055	7,862,986	12,711	1,107,335	-	-	44,270,970	34,409,866
Savings deposits	-	-	9,448,670	9,138,156	-	-	-	-	-	-	9,434,998	9,138,156
Interbank deposits	23,335,004	27,706,386	124,764	150,499	2,344,858	1,577,614	15,858,197	74,748	-	-	5,068,969	25,113,305
Time deposits	9,636,309	11,007,542	70,379,279	21,807,225	3,118,588	906,513	-	-	-	-	82,265,109	33,035,304
Deposits received under securities repurchase agreements	17,455,817	15,528,011	1,936,819	677,347	-	308,697	10,996,934	13,035,984	-	511,995	19,014,048	16,249,408
Funds from acceptance and issuance of securities	4,910,781	4,981,511	19,684,160	6,346,923	6,704,825	6,964,375	217,403	1,316,463	-	-	31,517,168	19,571,945
Borrowing	39,574,638	42,821,567	9,454,823	2,915,938	1,070,107	732,825	-	29,516	-	-	49,842,406	46,499,846
Derivative financial instruments	9,846,295	6,111,550	5,576,013	1,339,847	1,186,635	1,492,355	3,829	284,798	-	-	14,991,789	8,699,074
Foreign exchange portfolio	45,272,324	63,449,550	4,141,911	1,469,338	2,544,045	4,762,034	-	-	-	-	51,745,819	69,529,491
Other liabilities	37,347,380	30,149,089	13,428,387	4,979,849	460,403	606,221	127,004	2,298,853	127,825	739,098	52,532,061	38,451,414
Deferred income	76,940	190,867	49,100	4,511	61,434	63,926	-	-	-	1,777	187,474	261,082
Non-controlling interests	-	-	11,507,613	335	-	-	-	-	-	-	11,507,613	336
Stockholders’ equity
Capital and reserves	17,344,472	17,361,141	9,888,849	8,868,112	3,429,417	2,945,032	38,616,178	25,626,371	2,645,137	2,664,464	71,000,358	56,644,518
Net income for the period	690,130	(623,961)	515,913	696,760	(54,503)	277,820	(375,944)	481,044	(63,461)	(67,152)	728,494	707,970
Total	256,779,856	255,144,667	177,673,399	71,233,546	30,474,864	28,500,398	65,456,312	44,255,112	2,709,501	3,850,182	444,107,276	358,311,715
Statement of Income
Income related to financial operations	3,967,449	2,333,401	5,308,232	2,765,445	275,701	485,033	477,788	568,943	8,836	(2,623)	10,804,888	5,937,172
Expenses related to financial operations	(2,501,290)	(1,694,076)	(2,737,726)	(1,011,865)	(106,913)	(111,377)	(568,909)	42,268	(3,197)	(4,188)	(6,648,181)	(2,611,076)
Result of loan losses	(510,329)	(1,052,032)	(470,486)	(232,107)	(94,041)	8,607	(284,874)	(52,277)	(1,668)	(287)	(1,361,399)	(1,328,098)
Gross income related to financial operations	955,830	(412,707)	2,100,020	1,521,473	74,747	382,263	(375,995)	558,934	3,971	(7,098)	2,795,308	1,997,998
Other operating revenues (expenses)	(269,855)	(211,134)	(1,347,399)	(626,257)	(74,118)	(59,300)	51	(77,890)	(34,966)	(54,287)	(1,744,181)	(1,039,414)
Operating income	685,975	(623,841)	752,621	895,216	629	322,963	(375,944)	481,044	(30,995)	(61,385)	1,051,127	958,584
Non-operating income	-	(120)	1,603	12,570	114	-	-	-	2,331	1,529	1,553	12,851
Income before taxes on income and profit sharing	685,975	(623,961)	754,224	907,786	743	322,963	(375,944)	481,044	(28,664)	(59,856)	1,052,680	971,435
Income tax	4,155	-	(194,035)	(202,486)	(43,903)	(35,937)	-	-	(32,704)	(5,287)	(266,475)	(243,710)
Statutory participation in income	-	-	(14,684)	(8,518)	(11,343)	(9,206)	-	-	(2,093)	(2,009)	(28,119)	(19,733)
Non-controlling interests	-	-	(29,592)	(22)	-	-	-	-	-	-	(29,592)	(22)
Net income (loss)	690,130	(623,961)	515,913	696,760	(54,503)	277,820	(375,944)	481,044	(63,461)	(67,152)	728,494	707,970

(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch and Itaú Unibanco Holding S.A - Agência Grand Cayman; only at 06/30/2016, CorpBanca New York Branch.

(2)	Banco Itaú Argentina S.A., Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I., Itaú Valores S.A., BICSA Holdings Ltd., Itaú Chile Inversiones, Servicios y Administracion S.A., Itaú BBA Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Creditos Ltda., Itaú Chile Compañía de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itaú Paraguay S.A., Itaú BBA México, S.A. de C.V., Proserv - Promociones y Servicios S.A. de Capital Variable, MCC Asesorías Limitada, MCC Securities INC., MCC S.A. Corredores de Bolsa, Itaú BBA Colombia S.A. Corporacion Financiera and Itaú BBA México Casa de Bolsa, S.A. de C.V.; only at 06/30/2015, Itaú BBA SAS, Itaú Chile Holdings, Inc. and Banco Itaú Chile; only at 06/30/2016, FC Recovery S.A, Banco CorpBanca Colombia S.A., Itaú CorpBanca, CorpBanca Administradora General de Fondos S.A., Itaú Asesorías Financeiras S.A., CorpBanca Corredora de Seguro S.A., CorpBanca Corredores de Bolsa S.A., CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria, CorpBanca Securities INC., CorpLegal S.A., Helm Bank (Panamá) S.A., Recaudaciones y Cobranzas S.A., Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Corredor de Seguros S.A., Helm Casa de Valores (Panamá) S.A. and SMU Corp S.A.

(3)	IPI - Itaúsa Portugal Investimentos, SGPS, Lda (49%), Itaúsa Europa - Investimentos, SGPS, Lda, Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A., Itaú BBA International (Cayman) Ltd., Itaú Europa Luxembourg S.A., Banco Itaú International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itaú (Suisse) S.A. and Itaú BBA International plc.

(4)	Itaú Bank, Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investment International Corp., Itaú Cayman Directors Ltd., Itaú Cayman Nominees Ltd., BIE Cayman Ltd.; only at 06/30/2015, UBT Finance S.A.

(5)	Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda, IPI - Itaúsa Portugal Investimentos, SGPS, Lda (51%), Banco Del Paraná S.A.,Topaz Holding Ltd., Itaú USA Inc., Itaú BBA USA Securities Inc., Itaú International Investment LLC, Mundostar S.A., Karen International Limited, Nevada Woods S.A., Albarus S.A., Garnet Corporation, Itaú Global Asset Management Limited, Itaú Asia Securities Ltd., Itaú Middle East Limited, Itaú USA Asset Management Inc., Itaú BBA UK Securities Limited, Itaú Japan Asset Management Limited, Itaú UK Asset Management Limited; only at 06/30/2015, Itaú Singapore Securities Pte. Ltd.

(6)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	185

Note 21 – Risk and capital management

Risk and capital management is considered by ITAÚ UNIBANCO HOLDING CONSOLIDATED an essential instrument to optimize the use of funds and select the best business opportunities, aiming at maximizing the creation of value to the stockholders.

At ITAÚ UNIBANCO HOLDING CONSOLIDATED, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operations are identified and measured;

•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING CONSOLIDATED’s strategies are approved;

•	The ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk portfolio is managed considering the best risk-return ratio.

The purpose of the identification of risks is to map the internal and external risks that may affect the strategies of the business and support units, with potential to impact results, capital, liquidity and reputation of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, aiming at strengthening is values and aligning the behavior of its employees with the risk management established guidelines, took a number of initiatives to disseminate risk culture. In addition to policies, procedures and processes, the risk culture strengthens and individual and collective responsibility of employees in managing risks inherent in the activities performed individually, respecting the ethical way of running the business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing behaviors that will help to assume and manage risks, on an informed basis, in all the organization’s levels. The principles of the risk culture of ITAÚ UNIBANCO HOLDING CONSOLIDATED are: aware risk taking, discussion and action on the institution's risks and risk management responsibility by all.

By disseminating these principles throughout the institution, risks can be known and openly discussed, and therefore kept within the levels established for the appetite for risk, so that they can be understood as a responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, regardless of any position, area or function.

In compliance with Resolution No. 3,988, of the National Monetary Council (CMN), and posterior amendments, regarding the implementation of the structure for capital management, BACEN Circular No. 3,547, which establishes procedures and parameters relative to the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter No. 3,685, which discloses the ICAAP report model ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented its capital management structure and its internal capital adequacy assessment process (ICAAP), adopting a prospective attitude in the management of its capital. The Board of Directors is responsible for full approval of the ICAAP report, a process that aims to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED by identifying material risks establishing the need for additional capital for material risks and in-house methodologies to quantify capital to develop the capital plan, both in normal times and stress situations, and to structure the capital contingence plan.

The result of the last ICAAP – conducted with the base date December 2015 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution’s equity soundness.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas are in charge of managing risks originated by them, through their identification, assessment, control and report;

•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;
•	in the third defense line, internal audit performs the role of promoting an independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2016	186

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/relacoes-com-investidores, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control areas, are issued to the top management. Additionally, risk control and management process is submitted to periodic reviews.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

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The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked interest rate: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED to manage market risk.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

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•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At 06/30/2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED recorded total VaR of R$ 231.2 million (R$ 224.8 million at 06/30/2015).

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II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital, among others; and external factors, related to the economic environment, interest rates, market default indicators, inflation, and consumption increase / decrease, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document Public Access Report – Credit Risk, that outlines the guidelines set out by this internal policy on credit risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The purpose of the management framework is to identify, prioritize, and manage possible operating risks, monitor and report management activities aiming at assuring the quality of the control environment, in compliance with internal guidelines and regulation in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

A summarized version of such policy, which is not part of the financial statements, is available on the website www.itau.com.br/relacoes-com-investidores in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

Itaú Unibanco daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular nº 3.724 of BACEN, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international of Basel guidelines.

In 2016, the minimum indicator requirement is 70%. For more detail on the short-term liquidity indicator, visit investor-relations, section Corporate Governance / Risk and Capital Management – Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	2nd quarter
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	177,534,502
Total potential cash outflows (3)	93,345,769
Liquidity Coverage Ratio (%)	190.2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whicheve

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

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•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves;
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance;
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution’s failure to timely meet its obligations with insured and beneficiaries in view of lack of liquidity of the assets comprising the actuarial technical reserves.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries, despite the low risk exposure due to the physical non-concentration of their assets, have a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	06/30/2016	06/30/2015
Permanent foreign investments	71,737,536	57,352,488
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(119,224,441)	(89,343,945)
Net foreign exchange position	(47,486,905)	(31,991,457)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Investment funds	628,197,809	505,347,352	628,197,809	505,347,352	2,295	1,895
Fixed income	588,013,049	472,063,667	588,013,049	472,063,667	1,925	1,513
Shares	40,184,760	33,283,685	40,184,760	33,283,685	370	382
Managed portfolios	289,518,597	282,294,008	206,996,263	203,763,152	16,874	15,722
Customers	162,782,951	146,457,679	115,817,066	104,325,063	16,810	15,656
Itaú Group	126,735,646	135,836,329	91,179,197	99,438,089	64	66
Total	917,716,406	787,641,360	835,194,072	709,110,504	19,169	17,617

(*)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	06/30/2016	06/30/2015
Monthly estimate of installments receivable from participants	161,155	156,304
Group liabilities by installments	11,111,381	11,561,632
Participants – assets to be delivered	9,587,002	10,295,146
Funds available for participants	1,587,614	1,457,687
(In units)
Number of managed groups	680	806
Number of current participants	401,934	411,098
Number of assets to be delivered to participants	162,846	194,530

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED is the main sponsor of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 06/30/2016 and 06/30/2015 the consolidated companies made no donations, and the Foundation’s social net assets totaled R$ 2,675,977 (R$ 2,971,843 at 06/30/2015). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING CONSOLIDATED is supporter of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated an amount of R$ 45,000 (R$ 45,500 from 01/01 to 06/30/2015).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED is sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED is sponsor Instituto Unibanco de Cinema, an entity whose objectives are (i) the fostering of culture in general; and (ii) providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED is sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities. In the period from January 1, to June 30, 2016, the consolidated companies did not make donations to Associação Itaú Viver Mais (R$ 880 from January 1 to June 30, 2015).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING CONSOLIDATED is sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is to provide social services, stimulate sporting activities, and promote recreation, aiming at the welfare of its members, in the manner and based on the conditions established by its Internal Rules, and using the funds available.

k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO

	01/01 to	01/01 to
	06/30/2016	06/30/2015
Liability Adequacy Test (Note 4m II.I)	139,521	-
Program for Cash or Installment Payment of Taxes (Note 12e)	12,474	41,658
Goodwill on acquisition (Note 15b ll)	(188,431)	(95,665)
Provision for contingencies	(62,591)	(128,431)
Civil Lawsuits - Economic Plans	(56,281)	(82,622)
Tax and social security (Notes 12b and 15a I)	(6,310)	(45,809)
Realization of assets and Impairment	(8,670)	(42,916)
Total	(107,697)	(225,354)

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l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

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Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at June 30, 2016 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2016 and the consolidated statements of income and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2016, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

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Other matters

Statement of value added

We also have audited the Bank’s and the Consolidated statements of value added for the six-month period ended June 30, 2016, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, August 1, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

FIRST HALF OF 2016

The Audit Committee of Itaú Unibanco S.A.

According to its Charter (available on the website www.itau.com.br/investor-relations), the Audit Committee (Committee) is responsible for the oversight of the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, of compliance with legal and regulatory requirements, of the activities, independence and the quality of the services rendered by the independent auditor and by the Internal Audit, and of the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The Committee serves as the sole vehicle for all the institutions in the Conglomerate located in Brazil, including insurance, private pension and capitalization companies, where the appointment of an Audit Committee is required.

The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis resulting from direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and of its subsidiaries and affiliated companies and for establishing the procedures necessary to ensure the quality of the processes that generate the information used to prepare the financial statements and financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for certifying that they fairly represent, in all material respects, the financial position of the Conglomerate, in conformity with accounting practices adopted in Brazil arising from Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados, as well as in accordance with International Financial Reporting Standards (IFRS). The same independent auditor should also issue, annually, an opinion on the quality and effectiveness of internal controls related to financial reports (section 404 of the Sarbanes Oxley (SOX) Act.

Activities of the Committee

The Committee met 28 days in the period from February 1, 2016 to July 27, 2016, resulting in a total of 106 meetings. Additionally, the members of the Committee acted as effective members or observers in audit committees of foreign units and as observers in the meetings of the Senior Ethics Commission, the Accounting Standards and Policies Commission and Superior Balance Sheet Closing Committee.

In the period, the Committee devoted special focus to the CorpBanca (Chile) acquisition process through meetings with the executives in charge of the CorpBanca Integration Project, with the CorpBanca Chief Internal Audit Officer and partners of the independent auditor in Brazil and Chile, through monthly meetings held with the internal audit and independent audit teams and teams of the Internal Controls, Compliance and Operational Risk Executive Area (DECIC) involved in the process.

As part of its activities, the Committee became aware of the results of inspections and comments of the regulatory bodies and monitored the related management actions, developing reports to the Board of Directors summarizing the management action plans and its comments about them. In addition, the Committee held meetings with supervisors of the Central Bank of Brazil/Desup and Central Bank of Brazil/Decon.

Risk Management and Internal Control System

In the first half of 2016, in meetings held with officers of the Risk Management and Control and Finance Vice Presidency, the Committee assessed aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market and operational risks. The Committee also monitored the evolution of the Conglomerate’s internal control system, through meetings with DECIC and through engagements carried out by the Internal Audit.

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As part of its responsibilities, the Committee monitores differentmatters through meetings with the respective officers, highlighting, in the period, the risks and related controls associated with: (i) information technology; (ii) cyber security; (iii) foreign units; (iv) conduct and ethics regarding money laundering and corruption prevention; (v) contingencies – mainly those involving higher risk and amount; (vi) allowance for loan losses; (vii) monitoring of portfolio risk; (viii) the credit card operation; (ix) the governance process for managing operational risk, and (x) debt restructuring transactions.

Based on the information brought to its attention, the Committee acknowledges the constant improvement of the existing internal controls and risk management systems.

Compliance with Legislation, Regulatory Requirements and Internal Policies and Procedures

The Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be followed in accordance with corporate guidelines. Based on the assessment conducted by the DECIC, on the work performed by Internal Audit and on the reports prepared by external auditors, the Audit Committee concludes that no deficiencies were identified about compliance with legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to widely discuss the results of their work and relevant accounting matters, thus allowing the members of the Committee to support an opinion as to the integrity of the financial accounting statements and financial reports. As in prior years the Audit Committee performed a formal assessment of the activities performed by PwC, assessing matters related to development of the audit engagements, preparation and delivery of reports, independence of the auditor and the relationship with the Organization and with the Committee. The Committee assesses as satisfactory the volume and quality of information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements.

Contracting of services to be provided by independent auditors require prior approval by the Committee which assesses the risks of loss of independence and conflicts of interest. The Committee did not identify situations that could affect the objectivity and independence of the external auditors. The Committee is monitoring compliance with independence requirements in the process of appointment of the new Chief Audit Executive.

Internal Audit

The Committee approves the annual work plan of Internal Audit and monitors its execution on a quarterly basis, making itself aware of work performed that was not originally planned and opines on the cancellation of originally planned work.

The Committee evaluates positively the coverage and quality of the work performed by internal audit. The results, presented monthly during the Committee’s meetings, did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Insurance, pensions and capitalization companies

As required by Conselho Nacional de Seguros Privados (National Private Pension Council) regulations, the Committee monitored companies supervised by the Superintendência de Seguros Privados (Itaú Seguros S.A., Itaú BMG Seguradora S.A., Itaú Vida e Previdência S.A. and Cia Itaú de Capitalização), and the activities described in this Summary include the matters relevant to these companies. During the period, the Committee monitored management actions with respect to regulatory matters, including the progress of the process to adapt the policies, processes and controls of Itaú BMG Seguradora S.A. to those of the Conglomerate.

Consolidated Financial Statements

The Committee analyzed the procedures involved in the preparation of individual and consolidated financial statements, explanatory footnotes and financial reports published with the consolidated financial statements. Those matters were discussed with PricewaterhouseCoopers and with executives of the organization. The Committee also examined the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate for the preparation of the financial statements, which are in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Banco Central do Brasil and the entities under the supervision of the Superintendência de Seguros Privados. The Committee also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB).

As part of such process, during the first half of the year, the Committee held meetings with Financial Control area officers, responsible for the preparation of the documents, and with PwC, responsible for their audit, addressing also the financial statements of the Prudential Conglomerate, prepared in accordance with the Central Bank of Brazil, and the Integrated Report, for the base date December 31, 2015.

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Recommendations

The Committee held quarterly meetings with the Chairman of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., presenting recommendations on several aspects related to the performance of its duties, in addition to meetings with Itaú Unibanco Holding S.A. Board of Directors, at least, on a semi-annual basis, to report its activities and recommendations.

Conclusion

The Committee, having duly considered its responsibilities and the natural limitations resulting from the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on June 30, 2016.

São Paulo, August 1, 2016.

The Audit Committee

Geraldo Travaglia Filho – President

Antônio Francisco de Lima Neto

Diego Fresco Gutierrez

Maria Helena dos Santos Fernandes de Santana

Sergio Darcy da Silva Alves

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to June 2016 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo (SP), August 1, 2016.

ALKIMAR RIBEIRO MOURA

President

CARLOS ROBERTO DE ALBUQUERQUE SÁ	JOSÉ CARUSO CRUZ HENRIQUES
Member	Member

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